Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RADISYS CORPORATION,

RADISYS HOLDINGS, INC.,

CONTINUOUS COMPUTING CORPORATION

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC

MAY 2, 2011

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(continued)

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(continued)

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(continued)

Schedule I	Individuals Signing Employment Agreements
Schedule II	Closing Net Working Capital
Schedule III	Releasors
Schedule IV	Merger Consideration Spreadsheet
Schedule V	Directors
Schedule VI	Earn-Out Matters
Schedule VII	Prospective Earn-Out Counterparties

Exhibit A	Form of Release
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Transmittal Letter
Exhibit D	Form of Investor Confidentiality Agreement
Exhibit E	Form of Charter Amendment

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made as of May 2, 2011 by and among RadiSys Corporation, an Oregon corporation (the “Purchaser”), RadiSys Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (the “Merger Sub”), Continuous Computing Corporation, a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of and agent for and on behalf of the Effective Time Holders (the “Holder Representative” and, together with the Purchaser, Merger Sub and the Company, the “Parties”). Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in Article 1.

PRELIMINARY STATEMENTS

A. The respective boards of directors of the Purchaser, the Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that the Purchaser, Merger Sub and the Company consummate the business combination and other transactions contemplated by this Agreement.

B. The respective boards of directors of the Merger Sub and the Company have authorized and approved the merger of the Merger Sub with and into the Company in accordance with the provisions of this Agreement.

C. Concurrently with the execution of this Agreement and for the purposes set forth therein, certain Stockholders have entered into voting agreements, effective as of the date hereof (the “Voting Agreements”), with the Company providing that, among other matters, such Stockholders will vote all, or under specified circumstances a portion, of their shares of Company Capital Stock in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement.

D. For the purposes set forth herein, the individuals set forth on Schedule I have entered into employment agreements on or prior to the date hereof with the Company or the Purchaser (the “Employment Agreements”), which agreements will be effective from and after the Closing.

AGREEMENT

Intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. For the purposes of this Agreement:

“$” means United States dollars, the lawful currency of the United States of America.

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of any Acquired Company and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped, products sold or services rendered to customers of any Acquired Company, (b) all other accounts or notes receivable of any Acquired Company and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

“Acquired Companies” means, collectively, the Company and its Subsidiaries.

“Acquisition Proposal” means any unsolicited bona fide written offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Purchaser or any of its Affiliates) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means (other than the transaction contemplated by this Agreement):

(a) any merger, consolidation, other business combination or similar transaction involving any of the Acquired Companies, pursuant to which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons would acquire 20% or more of the voting power of the Company;

(b) any sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests in any of its Subsidiaries) or any Subsidiary of the Company representing 20% or more of the consolidated assets, revenues or net income of the Acquired Companies, taken as a whole;

(c) any issuance, sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) by the Company of Equity Interests representing 20% or more of the voting power of the Company;

(d) prior to the termination of this Agreement, any sale or other disposition or series of sales or dispositions (including by way of share exchange or similar transaction) by any Persons who or which have signed Voting Agreements (other than the Company) of Equity Interests representing 30% or more of the voting power of the Company in the aggregate (other than a transfer of Equity Interests by any such Person: (i) if such Person is an individual (x) to any member of such Person’s immediate family, or to a trust for the benefit of such Person or any member of such Person’s immediate family, or (y) upon the death of such Person; (ii) if such Person is a limited partnership or limited liability company, to a partner or member of such Person; or (iii) if such Person is a corporation, to an affiliated entity that controls, is controlled by or is under common control with such Person); or

(e) any combination of the foregoing.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of clarification, neither Intel Corporation nor any of its direct or indirect subsidiaries shall be deemed for purposes hereof or for purposes related hereto to be an Affiliate of any of the Acquired Companies.

“Aggregate Liquidation Preference” means the sum of (a) the aggregate number of outstanding shares of Series A Preferred Stock multiplied by $0.175, (b) the aggregate number of outstanding shares of Series B Preferred Stock multiplied by $0.30, (c) the aggregate number of outstanding shares of Series C Preferred Stock multiplied by $1.75, (d) the aggregate number of outstanding shares of Series D Preferred Stock multiplied by $3.58, (e) the aggregate number of outstanding shares of Series E Preferred Stock multiplied by $3.21, and (f) the aggregate number of outstanding shares of Series F Preferred Stock multiplied by $2.0838.

“Aggregate Percentage Interest” for each Effective Time Holder means such amount (expressed as a percentage) attributable to the Effective Time Holder, which amount shall be determined as follows: with respect to any Effective Time Holder on any determination date, an amount equal to the quotient obtained by dividing (i) the aggregate value of the Merger Consideration received by such holder, or to which such holder is entitled, on or prior to such date by (ii) the aggregate value of Merger Consideration received by all Effective Time Holders, or to which all or any Effective Time Holders are entitled, on or prior to such date, in each case with the value of any Purchaser Shares constituting part of such Merger Consideration being based on the Allocation Price (by way of example, the Aggregate Percentage Interest of each Effective Time Holder, based on the stated assumptions described therein, is set forth in the Merger Consideration Spreadsheet attached hereto as Schedule IV).

“Allocation Price” means, for purposes of determining the distribution of Merger Consideration consisting of Purchaser Shares among the Effective Time Holders, the per-share value of Purchaser Shares determined based on the average of the closing price per share of the Purchaser Shares on the NASDAQ Global Select Market (or such other exchange on which the Purchaser Shares are then trading) for the 30-day period ending three days immediately preceding the Closing.

“Ancillary Agreements” means, collectively, the Employment Agreements, the Escrow Agreement, the Exchange Agent Agreement, the Releases and the Voting Agreements.

“Assumed Taxes” means (a) all Taxes of the Acquired Companies for any period beginning after the Closing Date (including the Post-Closing Straddle Period as determined under Section 9.2), and (b) all Taxes of the Acquired Companies up to the amount reflected as a liability in the calculation of the Closing Net Working Capital as finally determined pursuant to this Agreement.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in New York, New York are generally closed for business.

“Calculation Statement” means the Earn-Out Statements delivered immediately after each Qualifying Royalty Revenue Period and the Closing Date Net Working Capital Statement.

“Capital Gains Taxes” means capital gains Taxes or similar Taxes, including Indian Taxes, imposed under (or required to be withheld pursuant to) the Laws of any country other than the United States on any deemed or actual transfer or change of control of any asset located in, or having a situs in or nexus to (or deemed to be located in, having a situs in or nexus to) any such country in connection with the consummation of the transactions contemplated by this Agreement.

“Cash Liquidation Preference” means the Aggregate Liquidation Preference multiplied by the Closing Cash Allocation.

“Cash Merger Consideration” means the difference of (a) the Closing Cash Consideration minus (b) the sum of (i) the Retention Plan Closing Cash Payment, (ii) the Holder Representative Fund and (iii) the Closing Cash Option Spread.

“Claim” means any and all claims, demands and causes of action of every nature whatsoever, liquidated or unliquidated, known or unknown, matured or unmatured, fixed or contingent.

“Closing Accounts Receivable” means the Accounts Receivable of the Acquired Companies as of the Effective Time.

“Closing Cash Allocation” means (a) the Closing Cash Consideration divided by (b) the Closing Consideration Value.

“Closing Cash Consideration” means $73,000,000 in cash, as adjusted pursuant to Section 3.6(b).

“Closing Cash Option Spread” means the aggregate amount payable to all holders of Vested Options that are outstanding immediately prior to the Effective Time pursuant to Section 3.2(a)(i).

“Closing Consideration Value” means the Closing Cash Consideration plus the Closing Stock Value.

“Closing Inventory” means the Inventory of the Acquired Companies as of the Effective Time.

“Closing Net Working Capital” means (a) the consolidated book value of the cash, cash equivalents, Closing Accounts Receivable (net of allowances for bad debt), Closing Inventory (net of reserves) and short-term prepaid assets of the Acquired Companies at the Effective Time plus (b) the Net Working Capital Adjustment Amount (as defined in Schedule II) less (c) the consolidated book value of the accounts payable, other payables and accrued liabilities and 45% of the consolidated book value of the deferred revenue of the Acquired Companies at the Effective Time, in each case as determined in accordance with Section 3.6(e) and the methodology and illustration set forth on Schedule II.

“Closing Stock Allocation” means the quotient obtained by dividing (a) the Closing Stock Value by (b) the Closing Consideration Value.

“Closing Stock Consideration” means 2,322,223 Purchaser Shares (as adjusted after the date hereof for any stock splits, stock dividends, recapitalizations and the like in respect of the Purchaser Shares occurring prior to the Closing).

“Closing Stock Value” means the product obtained by multiplying (a) the Closing Stock Consideration by (b) the Allocation Price.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the shares of common stock, par value $0.01 per share, of the Company.

“Common Stock Equivalents” means the total number of shares of Preferred Stock (on an as converted to Common Stock basis), Common Stock, and aggregate shares of Common Stock underlying Vested Options, in each case, outstanding immediately prior to the Effective Time.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means all of the issued and outstanding shares of Common Stock and Preferred Stock.

“Company Employee” means any current, former, or retired employee, officer, or director of any Acquired Company.

“Company Employment Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation or similar agreement between any Acquired Company and any employee, consultant or independent contractor. Notwithstanding the foregoing, “Employment Agreement” shall not include any obligation incurred in the Ordinary Course to reimburse employee expenses or any agreement that by its terms may be terminated upon sixty (60) days notice or less and without cost to the Acquired Company or the Purchaser in excess of $10,000.

“Company Material Adverse Effect” means a Material Adverse Effect on the Acquired Companies, taken as a whole.

“Company Plan” means any employee benefit plan, program or arrangement, including any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), any Pension Plan, any Title IV Plan, any Multiemployer Plan and any other written or oral plan, policy, Contract or arrangement of any kind involving direct or indirect compensation or benefits, including insurance coverage, severance or other termination pay or benefits, thirteenth month, termination indemnity, redundancy pay, change in control, retention, performance, holiday pay, sick pay, vacation pay, fringe benefits, education assistance, housing assistance, moving expense reimbursement, hospitalization benefits, dental benefits, vision benefits, life insurance, death benefits, disability benefits, pension, superannuation, retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock bonus, stock purchase, restricted stock or stock units, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, in each case (i) that covers any Company Employee or any current or former consultant of any Acquired Company and that is maintained, sponsored, contributed to, or required to be contributed to by any Acquired Company or ERISA Affiliate, or (ii) pursuant to which any Acquired Company or ERISA Affiliate has any Liability. Notwithstanding the foregoing, “Company Plan” shall not include any Company Employment Agreement.

“Consent” means any approval, consent, ratification, waiver or other authorization.

“Continuing Employees” means any individuals employed by any of the Purchaser and its Affiliates (including the Acquired Companies) immediately after the Effective Time.

“Contract” means any contract, agreement, lease, license, binding commitment, warranty, guaranty, mortgage, note, bond, option, warrant, or other instrument, whether written or oral.

“CSE Conversion Ratio” for shares within a particular series of Preferred Stock, means the quotient obtained by dividing (a) the Per Preferred Share Original Issue Price applicable to such series by (b) the Per Preferred Share Conversion Price applicable to such series.

“Earn-Out Commencement Date” means the first calendar day of the first full calendar month commencing on or after the Closing Date.

“Earn-Out Consideration” means such cash in U.S. dollars due to be paid, or such Purchaser Shares due to be issued, by the Purchaser to the Exchange Agent or the Surviving Corporation, as the case may be, for the benefit of and further distribution to the Effective Time Holders pursuant to Section 3.7.

“Effective Time Holders” mean the Stockholders, the Retention Plan Participants and the holders of Vested Options outstanding immediately prior to the Effective Time.

“Encumbrance” means any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, hypothecation, security interest, preference, priority, right of first refusal, condition, limitation or restriction of any kind or nature whatsoever (whether absolute or contingent).

“Environmental Law” means any Law relating to the environment, natural resources, pollutants, contaminants, wastes, chemicals or public health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of Hazardous Material, (b) air, water and noise pollution, (c) groundwater or soil contamination, (d) the release or threatened release into the environment of Hazardous Material, or (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Hazardous Material.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member, ownership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any other Person that, together with any Acquired Company, would be treated as a single employer under Section 414 of the Code.

“Escrow Fund” means the Escrow Shares plus any dividends or other distributions thereon the record date for which occurs while such Escrow Shares are held in the Escrow Account.

“Escrow Percentage Interest” for each Effective Time Holder means such amount (expressed as a percentage) attributable to such Effective Time Holder (and by way of example, the Escrow Percentage Interest of each Effective Time Holder, based on the stated assumptions described therein, is set forth in the Merger Consideration Spreadsheet attached hereto as Schedule IV), which amount shall be the sum of:

(a) an amount equal to the quotient obtained by dividing (i) the product obtained by multiplying (A) the Retention Plan Target Escrow Value by (B) such individual’s Retention Plan Interest by (ii) the product obtained by multiplying (A) 1,344,444 by (B) the Allocation Price, plus

(b) an amount equal to the product obtained by multiplying (i) the quotient obtained by dividing (A) the difference between (x) the product obtained by multiplying (I) 1,344,444 by (II) the Allocation Price minus (y) the Retention Plan Target Escrow Value by (B) by the product obtained by multiplying (x) 1,344,444 by (y) the Allocation Price, by (ii) the quotient obtained by dividing (A) the aggregate amount of Common Stock Equivalents held by such Effective Time Holder immediately prior to the Effective Time by (B) the Common Stock Equivalents.

“Estimated Working Capital Adjustment Amount” means the amount of the increase set forth in Section 3.6(b)(i), represented as a positive number, or the amount of the decrease set forth in Section 3.6(b)(ii), represented as a negative number.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Final Dissenting Shares” means Dissenting Shares for which a payment to the holder thereof was made in connection with the appraisal process contemplated by Section 262 of the DGCL (including any payment made in connection with the settlement thereof).

“GAAP” means generally accepted accounting principles for financial reporting in the United States as in effect from time to time applied consistently throughout the periods involved.

“Governing Document” means, with respect to a particular Person that is not a natural person, such Person’s certificate of incorporation, articles of incorporation, certificate of formation, certificate of registration, articles of association, bylaws, constitution, operating agreement, partnership agreement, company agreement, trust agreement or other similar organizational documents adopted, filed or registered in connection with the creation, formation, organization or governance of such Person, each as amended or restated at any time prior to the date of determination.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, or (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal).

“Governmental Authorization” means any Consent, license, franchise, permit, exemption, clearance or registration issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Material” means any waste or other substance that is listed, defined, designated or classified by any Governmental Authority as being hazardous, radioactive or toxic or a pollutant or a contaminant that is regulated by any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

“Holder Representative Fund” means $200,000 in cash held in an account for the benefit of the Holder Representative in accordance with the provisions set forth herein.

“Indebtedness” means, without duplication, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments or debt securities, (c) all obligations of such Person for the deferred purchase price of property or services (excluding trade payables or accrued expenses payable in the Ordinary Course), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all indebtedness of Persons (other than any Acquired Company) referred to in clauses (a) through (g) hereof guaranteed, directly or indirectly, in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such indebtedness or to advance or supply funds for the payment or purchase of such indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such indebtedness or to assure the holder of such indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (i) all indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

“Indian Taxes” means any Taxes plus interest and penalties, if any, on such Taxes arising under the Laws of the Republic of India as a result of a Proceeding initiated by a Governmental Authority regarding the deemed or actual transfer or change of control of Continuous Computing India Pvt. Ltd solely as a result of the Merger.

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals: (a) all Patent Rights; (b) all copyrights, copyright registrations and copyright applications, copyrightable works, and all other corresponding rights (except any moral rights or other rights incapable of being assigned to Company); (c) all mask works, mask work registrations and mask work applications and all other corresponding rights; (d) all Marks and Names; (e) all inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, and other proprietary information of every kind; (f) all Software; (g) all databases and data collections; (h) all other proprietary rights; and (i) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“Internally Used Shrinkwrap Software” means software licensed to any Acquired Company under a generally available retail shrinkwrap or clickwrap license and used in the Acquired Company’s business, but not customized or adapted for such Acquired Company (excluding any customization performed by such Acquired Company and permitted to be made under the general terms of such license) and not incorporated into software, products or services licensed or sold by any Acquired Company to customers or otherwise resold or distributed by any Acquired Company.

“Inventory” means inventory of the Acquired Companies, wherever located, including all finished goods, work in process, catalysts, raw materials, spare parts, supply and packaging materials and all other materials and supplies used or held for use in the production of finished goods.

“IRS” means the Internal Revenue Service and, to the extent relevant, the Department of Treasury.

“Judgment” means any order, injunction, judgment, decree, ruling, assessment, stipulation, writ, determination or arbitration award entered by or with any Governmental Authority or arbitrator.

“Knowledge” means (a) with respect to an individual, the actual knowledge of such Person after reasonable investigation, (b) with respect to the Acquired Companies, the actual knowledge of Michel Dagenais, Amit Agarwal, Tammy Riley, Fred Barden, Robert Telles, and William Dow, after reasonable investigation and (c) with respect to a Person other than the Acquired Companies who is not an individual, the actual knowledge of any executive officer of that Person or an Affiliate of such Person, after reasonable investigation. The Company will be considered to have “Knowledge” of a fact or matter if any Acquired Company has Knowledge of the fact or matter. The Purchaser will be considered to have “Knowledge” of a fact or matter if the Purchaser or any of its Subsidiaries (excluding the Acquired Companies) has Knowledge of the fact or matter. For purposes of this definition, a “reasonable investigation” does not require any Person to conduct any formal analysis or study, including any freedom to operate analysis, and does not require any Person to review with any Person not specifically identified in clauses (b) or (c) the representations and warranties set forth in this Agreement.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, rule, regulation, ordinance, code, binding case law or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” means liabilities, debts or other obligations of any nature, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP, including those arising under any Law, Judgment, Proceeding or Contract.

“Loss” means any loss, damage, fine, penalty, expense (including reasonable attorneys’ or other professional fees and expenses and court costs), injury, liability, or other cost or expense, whether or not involving the Claim of another Person, but excluding unforeseeable, speculative, exemplary and punitive damages (except to the extent any such unforeseeable, speculative, exemplary or punitive damages are recovered by any third parties against a Purchaser Indemnified Party or a Company Indemnified Party, as the case may be).

“Marks and Names” means, collectively, trademarks, service marks, trade dress, trade names, business names, corporate names, logos, internet addresses and domain names, and related registrations and applications, including any intent to use applications and supplemental registrations, and any related renewals or extensions, all other indicia of commercial source or origin, all translations and transliterations of any of the foregoing, and all goodwill arising or resulting from or associated with any of the foregoing.

“Material Adverse Effect” means any event, change, circumstance, effect or other matter that has, or would reasonably be expected to have, either individually or in the aggregate with all other events, changes, circumstances, effects or other matters, with or without notice, lapse of time or both, a material adverse effect on the business, assets, liabilities, operating results, operations or financial condition of a Person and its Subsidiaries, taken as a whole; provided, however, that a Material Adverse Effect shall exclude any event, change, circumstance, effect or other matter resulting or arising from (i) any change in general economic conditions in the industries or markets in which such Person operates or the U.S. or global economy as a whole; (ii) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, or the worsening thereof; (iii) changes in Law, GAAP, or the interpretation thereof; (iv) acts of God; (v) loss of employees, suppliers or customers (including customer orders or contracts) resulting from the announcement or pendency of this Agreement or the transactions contemplated hereunder; (vi) the failure of such Person or its Subsidiaries to meet internal projections or budgets (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect); (vii) with respect to the Acquired Companies, (A) any action taken by any of the Acquired Companies at the written direction of Purchaser or Merger Sub or (B) any action specifically required to be taken by the Acquired Companies, or the omission of any action by the Acquired Companies that is specifically prohibited, by the terms of this Agreement; or (viii) any fluctuation of currency values (except, with respect to clauses (i) through (iv) and (viii), to the extent that any such event, change, circumstance, effect or other matter, alone or in combination, materially disproportionately affects the business, assets, liabilities, operating results, operations or financial condition of such Person as compared to other similarly situated Persons in the industries in which such Person operates).

“Merger Consideration” means: (a) the Closing Cash Consideration plus (b) the Stock Merger Consideration plus (c) any Final Working Capital Payment Amount, if applicable, minus (d) any Final Net Working Capital Shortfall Reimbursement Amount, if applicable, plus (e) any Earn-Out Consideration; provided that 1,344,444 Purchaser Shares of the Stock Merger Consideration will be deposited into escrow pursuant to Section 2.2(c).

“Non-Dissenting Stockholder” means each Stockholder that does not perfect such Stockholder’s appraisal rights under the DGCL and is otherwise entitled to receive Merger Consideration pursuant to Section 3.1.

“Occupational Safety and Health Law” means any Law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any governmental program promulgated by any Governmental Authority and designed to provide safe and healthful working conditions.

“Open Source Software” means any Software that is licensed, provided, distributed or made available or made accessible (whether as “freeware,” “shareware” or otherwise) to another Person and any use, modification, creation of derivative works from, licensing, or distribution of such Software or of any other Software incorporating, derived from or distributed with such Software (such other Software a “Derived Software”) by such Person is conditioned on such other Person’s: (a) making available source code or design information regarding such Software and any Derived Software to members of the public; or (b) granting members of the public a license or permission to use, modify, create derivative works from, license, or distribute such Software and any Derived Software; the term “Open Source Software” includes Software licensed, provided, distributed or made available or made accessible under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), The Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Source License (SISL) and the Apache Server license.

“Options” means all outstanding options to purchase shares of Common Stock, whether or not exercisable and whether or not vested and whether or not granted under the Stock Option Plan.

“Ordinary Course” means, with respect to any Person, an action taken by such Person if such action is taken in the ordinary course of business and is consistent with the past practices of such Person.

“Outstanding Company Shares” means the sum of (a) the number of shares of Common Stock, plus (b) the number of shares of Common Stock issuable upon conversion of the Preferred Stock, in each case issued and outstanding as of the Effective Time.

“Owned Intellectual Property” means all Company Intellectual Property, other than the Third Party Intellectual Property listed in the Company Disclosure Schedule pursuant to Section 4.13(c) and any Internally Used Shrinkwrap Software.

“Patent Rights” means, collectively, patents and applications for patents (whether provisional, unpublished, published, or otherwise) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part, and all foreign and international counterparts thereof.

“Per Common Share Contingent Price” means the sum of the maximum potential dollar amount applicable to each share of Common Stock that could become payable in respect of: (a) the Per Share Earn-Out Cash Amount, (b) the Per Share Earn-Out Stock Amount, (c) the Per Share Escrow Amount, (d) the Per Share Representative Fund Amount, and (e) the Per Share Working Capital Payment Amount. For purposes of determining the maximum potential Per Share Earn-Out Cash Amount and the maximum potential Per Share Earn-Out Stock Amount pursuant to the foregoing provision, the maximum potential Earn-Out Consideration shall be deemed to be $15,000,000.00.

“Per Common Share Maximum Conversion Price” means the sum of the maximum potential dollar amount applicable to each share of Common Stock that could become payable in respect of: (a) the Per Share Residual Cash Amount, (b) the Per Share Residual Stock Amount, (c) the Per Share Earn-Out Cash Amount, (d) the Per Share Earn-Out Stock Amount, (e) the Per Share Escrow Amount, (f) the Per Share Representative Fund Amount, and (g) the Per Share Working Capital Payment Amount. For purposes of determining the maximum potential Per Share Earn-Out Cash Amount and the maximum potential Per Share Earn-Out Stock Amount pursuant to the foregoing provision, the maximum potential Earn-Out Consideration shall be deemed to be $15,000,000.00.

“Per Preferred Share Conversion Price” means (a) for each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series F Preferred Stock, the Per Preferred Share Original Issue Price applicable to such share, (b) for each share of Series D Preferred Stock, $3.04, and (c) for each share of Series E Preferred Stock, $2.88.

“Per Preferred Share Liquidation Preference” means (a) for each share of Series A Preferred Stock, $0.175, (b) for each share of Series B Preferred Stock, $0.30, (c) for each share of Series C Preferred Stock, $1.75, (d) for each share of Series D Preferred Stock, $3.58, (e) for each share of Series E Preferred Stock, $3.21, and (f) for each share of Series F Preferred Stock, $2.0838.

“Per Preferred Share Original Issue Price” means (a) for each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the Per Preferred Share Liquidation Preference applicable to such share, and (b) for each share of Series F Preferred Stock, $1.04.

“Per Purchaser Share Value” means, for any Purchaser Shares issued in connection with this Agreement (or amounts of cash paid in lieu of fractional shares), the per-share value of such Purchaser Shares determined based on the volume weighted average price per share of the Purchaser Shares on the NASDAQ Global Select Market (or such other exchange on which the Purchaser Shares are then trading) for the 10 trading day period ending five trading days immediately preceding: (a) the date of this Agreement, for purposes of the Stock Merger Consideration (including the release of Escrow Shares to any Purchaser Indemnified Party); (b) the date of issuance, for purposes of any Purchaser Shares that may be issued pursuant to Section 3.7(b); and (c) the Effective Time, for purposes of determining the number of Purchaser Shares for which the Assumed Options may be exercised, as calculated pursuant to Section 6.11.

“Per Share Closing Cash Amount” means:

(a) for each share of Preferred Stock, the sum of (i) the Per Preferred Share Liquidation Preference applicable to such share multiplied by the Closing Cash Allocation plus (ii) the product obtained by multiplying (A) the Per Share Residual Cash Amount by (B) the CSE Conversion Ratio applicable to such share, and

(b) for each share of Common Stock, the Per Share Residual Cash Amount.

“Per Share Closing Stock Amount” means:

(a) for each share of Preferred Stock, the number of shares equal to the sum of (i) the quotient obtained by dividing (A) the Per Preferred Share Liquidation Preference applicable to such share multiplied by the Closing Stock Allocation by (B) the Allocation Price plus (ii) the product obtained by multiplying (A) the Per Share Residual Stock Amount by (B) the CSE Conversion Ratio applicable to such share, and

(b) for each share of Common Stock, the Per Share Residual Stock Amount.

“Per Share Earn-Out Cash Amount” means:

(a) for each share of Preferred Stock, the product of (i) the quotient obtained by dividing (A) (1) the amount of Earn-Out Consideration for the particular payment of Earn-Out Consideration at that time paid in cash minus (2) the Retention Plan Earn-Out Cash Amount by (B) the Common Stock Equivalents and (ii) the CSE Conversion Ratio applicable to such share, and

(b) for each share of Common Stock, the quotient obtained by dividing (i) (A) the amount of Earn-Out Consideration for the particular payment of Earn-Out Consideration at that time paid in cash minus (B) the Retention Plan Earn-Out Cash Amount by (ii) the Common Stock Equivalents.

“Per Share Earn-Out Stock Amount” means:

(a) for each share of Preferred Stock, the product of (i) the quotient obtained by dividing (A) (1) the amount of Earn-Out Consideration for the particular payment of Earn-Out Consideration at that time paid in stock minus (2) the Retention Plan Earn-Out Shares by (B) the Common Stock Equivalents and (ii) the CSE Conversion Ratio applicable to such share, and

(b) for each share of Common Stock, the quotient obtained by dividing (i) (A) the amount of Earn-Out Consideration for the particular payment of Earn-Out Consideration at that time paid in stock minus (B) the Retention Plan Earn-Out Shares by (ii) the Common Stock Equivalents.

“Per Share Escrow Amount” means, for any particular release of Escrow Shares or other property from the Escrow Account for distribution to the Effective Time Holders:

(a) for each share of Preferred Stock, the product of (i) the quotient obtained by dividing (A) the difference of (1) the total number of such Escrow Shares so released minus (2) the Retention Plan Escrow Shares by (B) the Common Stock Equivalents and (ii) the CSE Conversion Ratio applicable to such share, and

(b) for each share of Common Stock, the quotient obtained by dividing (i) the difference of (A) the total number of such Escrow Shares so released minus (B) the Retention Plan Escrow Shares by (ii) the Common Stock Equivalents.

“Per Share Representative Fund Amount” means:

(a) for each share of Preferred Stock, the product of (i) the quotient obtained by dividing (A) the amount of cash released from the Holder Representative Fund by (B) the Common Stock Equivalents and (ii) the CSE Conversion Ratio applicable to such share, and

(b) for each share of Common Stock, the quotient obtained by dividing (i) the amount of cash released from the Holder Representative Fund by (ii) the Common Stock Equivalents.

“Per Share Residual Cash Amount” means the quotient obtained by dividing (a) the Residual Closing Cash by (b) the Common Stock Equivalents.

“Per Share Residual Stock Amount” means the quotient obtained by dividing (a) the Residual Closing Stock by (b) the Common Stock Equivalents.

“Per Share Working Capital Payment Amount” means:

(a) for each share of Preferred Stock, the product of (i) the quotient obtained by dividing (A) the Final Working Capital Payment Amount by (B) the Common Stock Equivalents and (ii) the CSE Conversion Ratio applicable to such share, and

(b) for each share of Common Stock, the quotient obtained by dividing (i) the Final Working Capital Payment Amount by (ii) the Common Stock Equivalents.

“Permitted Encumbrances” means (a) statutory liens of carriers, warehousemen, mechanics, materialmen and other similar Persons for sums not yet due and payable (or that are being contested) and that do not materially impair the conduct of any Acquired Company’s business or the present use of the affected property or asset, (b) statutory liens for real or personal property Taxes not yet due and payable (or that are being actively contested in good faith) and for which adequate reserves have been recorded by the Acquired Companies in accordance with GAAP, (c) restrictions on transfers of securities under applicable securities Laws, or (d) any other statutory liens that do not materially impair the conduct of any Acquired Company’s business or the present use of the affected property or asset.

“Person” means an individual or an entity, including a corporation, limited liability company, partnership, trust, unincorporated organization, association or other business or investment entity, or any Governmental Authority.

“Post-Closing Straddle Period” means the portion of the Straddle Period that begins the day after the Closing Date.

“Pre-Closing Straddle Period” means the portion of the Straddle Period that begins before the Closing Date and ends on the Closing Date.

“Preferred Stock” means the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

“Proceeding” means any action, arbitration, audit, Tax assessment, show cause notice or inquiry with respect to Indian Taxes, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator.

“Purchaser Material Adverse Effect” means a Material Adverse Effect on the Purchaser and its Subsidiaries, taken as a whole.

“Purchaser Shares” means the shares of common stock of RadiSys Corporation, no par value per share, which class of shares is registered under Section 12(b) of the Exchange Act and is listed for quotation on the NASDAQ Global Select Market (or the New York Stock Exchange).

“Residual Closing Cash” means (a) (i) the Closing Cash Consideration minus (ii) the Cash Liquidation Preference minus (iii) the Retention Plan Closing Cash Payment minus (iv) the Holder Representative Fund plus (b) the aggregate exercise price of all Vested Options outstanding immediately prior to the Effective Time.

“Residual Closing Stock” means the number of Purchaser Shares equal to (a) the Closing Stock Consideration minus (b) the Retention Plan Closing Stock Payment minus (c) the Stock Liquidation Preference.

“Retained Taxes” means all Taxes of the Acquired Companies that are not Assumed Taxes and all other amounts that are treated as Retained Taxes pursuant to this Agreement. For the avoidance of doubt, Capital Gains Taxes and Indian Taxes shall not be considered Retained Taxes.

“Retention Plan” means those certain retention compensation arrangements adopted by the Company Board on January 26, 2011.

“Retention Plan Cash Allocation” means the quotient obtained by dividing (a) the Closing Cash Consideration by (b) the Target Merger Consideration.

“Retention Plan Closing Cash Payment” means the product obtained by multiplying (a) the Retention Plan Pool by (b) the Retention Plan Cash Allocation.

“Retention Plan Closing Stock Payment” means the quotient obtained by dividing (a) the Retention Plan Closing Stock Value by (b) the Allocation Price.

“Retention Plan Closing Stock Value” means the product obtained by multiplying (a) the Retention Plan Pool by (b) the Retention Plan Stock Allocation.

“Retention Plan Earn-Out Allocation” means the quotient obtained by dividing (a) $15,000,000 by (b) the Target Merger Consideration.

“Retention Plan Earn-Out Cash Amount” means, with respect to any Earn-Out Consideration that is distributed to the Retention Plan Participants, the product obtained by multiplying (a) the Retention Plan Earn-Out Payment Amount by (b) the quotient obtained by dividing (i) the aggregate amount of such Earn-Out Consideration paid in cash to all Effective Time Holders by (ii) the aggregate value of all such Earn-Out Consideration, whether paid in cash or stock (with any stock included therein being valued at the Per Purchaser Share Value) to all Effective Time Holders.

“Retention Plan Earn-Out Payment Amount” means, with respect to any Earn-Out Consideration that is distributed to the Retention Plan Participants, the product obtained by multiplying (a) the Retention Plan Target Earn-Out Value by (b) the Retention Plan Earn-Out Percentage; provided, however, in no circumstances shall the aggregate amount of all total Retention Plan Earn-Out Payment Amounts paid to the Retention Plan Participants exceed the Retention Plan Target Earn-Out Value.

“Retention Plan Earn-Out Percentage” means, with respect to any Earn-Out Consideration that is distributed to the Effective Time Holders, the quotient obtained by dividing (a) the dollar value of such Earn-Out Consideration (with any Purchaser Shares included therein being valued at the Per Purchaser Share Value) by (b) $15,000,000.

“Retention Plan Earn-Out Shares” means, with respect to any Earn-Out Consideration paid in Purchaser Shares that is distributed to the Retention Plan Participants, the quotient obtained by dividing (a) the Retention Plan Earn-Out Stock Amount by (b) the Per Purchaser Share Value.

“Retention Plan Earn-Out Stock Amount” means, with respect to any Earn-Out Consideration paid in Purchaser Shares that is distributed to the Retention Plan Participants, the product obtained by multiplying (a) the Retention Plan Earn-Out Payment Amount by (b) the quotient obtained by dividing (i)

the aggregate amount of such Earn-Out Consideration paid in Purchaser Shares (valued at the Per Purchaser Share Value) to all Effective Time Holders by (ii) the aggregate value of all Earn-Out Consideration, whether paid in cash or stock (with any stock included therein being valued at the Per Purchaser Share Value), to all Effective Time Holders.

“Retention Plan Escrow Allocation” means the quotient obtained by dividing (a) the product obtained by multiplying (i) 1,344,444 by (ii) the Allocation Price by (b) the Target Merger Consideration.

“Retention Plan Escrow Percentage” means, for any particular release of Escrow Shares or other property from the Escrow Account for distribution to the Retention Plan Participants, the quotient obtained by dividing (a) the total number of Escrow Shares so released by (b) 1,344,444.

“Retention Plan Escrow Shares” means, for any particular release of Escrow Shares or other property from the Escrow Account for distribution to the Retention Plan Participants, the quotient obtained by dividing (a) the Retention Plan Escrow Value by (b) the Allocation Price.

“Retention Plan Escrow Value” means, for any particular release of Escrow Shares or other property from the Escrow Account for distribution to the Retention Plan Participants, the product obtained by multiplying (a) the Retention Plan Target Escrow Value by (b) the Retention Plan Escrow Percentage.

“Retention Plan Interest” means, with respect to each Retention Plan Participant, the percentage interest set forth opposite such Retention Plan Participant’s name on the Retention Plan Participant List.

“Retention Plan Participants” means the Company Employees or other individuals set forth on the Retention Plan Participant List.

“Retention Plan Pool” means $4,441,500 or such lesser amount determined by the Company Board prior to the Closing and set forth in the Retention Plan Participant List.

“Retention Plan Stock Allocation” means the quotient obtained by dividing (a) the product obtained by multiplying (i) 2,322,223 by (ii) the Allocation Price by (b) the Target Merger Consideration.

“Retention Plan Target Earn-Out Value” means, with respect to any Earn-Out Consideration that is distributed to each Retention Plan Participant, the product obtained by multiplying (a) the Retention Plan Pool by (b) the Retention Plan Earn-Out Allocation.

“Retention Plan Target Escrow Value” means the product obtained by multiplying (a) the Retention Plan Pool by (b) the Retention Plan Escrow Allocation.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Series A Preferred Stock” means the Series A Preferred Stock, par value $0.01 per share, of the Company.

“Series B Preferred Stock” means the Series B Preferred Stock, par value $0.01 per share, of the Company.

“Series C Preferred Stock” means the Series C Preferred Stock, par value $0.01 per share, of the Company.

“Series D Preferred Stock” means the Series D Preferred Stock, par value $0.01 per share, of the Company.

“Series E Preferred Stock” means the Series E Preferred Stock, par value $0.01 per share, of the Company.

“Series F Preferred Stock” means the Series F Preferred Stock, par value $0.01 per share, of the Company.

“Share Issuance Requirements” mean, with respect to the Purchaser Shares issuable as Stock Merger Consideration or pursuant to Section 3.7(b), that (a) such Purchaser Shares are at the time of issuance (i) approved for quotation on the NASDAQ Global Select Market or listing on the New York Stock Exchange, subject to official notice of issuance, (ii) exempt from registration pursuant to Section 3(a)(10) of the Securities Act or registered under the Securities Act pursuant to a Registration Statement filed with the SEC, such that, in either case, such Purchaser Shares are freely transferable (subject, in the case of the Stock Merger Consideration, to the Lock-Up Restriction), and (iii) duly authorized, (b) such Purchaser Shares will be, upon issuance, fully paid and nonassessable, and (c) the issuance of such Purchaser Shares (together with all other Purchaser Shares previously issued pursuant to this Agreement and all other Purchaser Shares (whether represented by Purchaser Shares or securities convertible into or exercisable for Purchaser Shares) that otherwise count toward such total under The NASDAQ Stock Market Listing Rule 5635 (or any successor provision)) will not exceed 19.9% of the Purchaser Shares outstanding immediately prior to the Effective Time (not including any Purchaser Shares that are owned by the Purchaser and without assuming the conversion or exercise of any options, warrants or other convertible securities) and will not, except as set forth in clause (i) above, require any Consent other than those Consents which have already been received prior to such issuance.

“Software” means, individually and collectively, any computer program or programs of software, firmware, code, development tools, and algorithms, including all sub-components, sub-products, features and functions, application, object code, source code, lines of code, libraries, records and files.

“Specified Trillium Products” means Trillium software and protocols licensed for use in wireless applications and wireless products.

“Stock Liquidation Preference” means the number of Purchaser Shares equal to the quotient obtained by dividing (a) the product of (i) the Aggregate Liquidation Preference multiplied by (ii) the Closing Stock Allocation by (b) the Allocation Price.

“Stock Merger Consideration” means 3,666,667 Purchaser Shares, as adjusted after the date hereof for any stock splits, stock dividends, recapitalizations and the like in respect of the Purchaser Shares occurring prior to the Closing.

“Stock Option Plan” means the Company’s Sixth Amended and Restated 1998 Stock Incentive Plan.

“Stockholder” means any record holder of Company Capital Stock immediately prior to the Effective Time.

“Straddle Period” means any taxable year or period beginning before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person that is not a natural person, whether incorporated or unincorporated, of which such Person, directly or indirectly through one or more other subsidiaries of such Person, (a) beneficially owns a majority of the voting securities or (b) possesses the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Equity Interests, by Contract or otherwise (including control of the board of directors (or similar body)).

“Superior Proposal” means an unsolicited bona fide written offer made by a third party to acquire, directly or indirectly, by merger or otherwise, all or substantially all of the outstanding shares of Company Capital Stock (on an as converted to Common Stock basis) or assets of the Acquired Companies representing all or substantially all of the value of their combined assets, which the Company Board determines in its reasonable judgment would, if consummated, result in a transaction that is more favorable from a financial point of view to the Stockholders than the terms of the Merger (as such may be modified in accordance with Section 6.9(c)(i)(F) or Section 6.9(c)(ii)(C)), after taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including any Expense Reimbursement or Termination Fee that would be owed to the Purchaser, the likelihood that such transaction would be consummated in a timely manner, the costs reasonably likely to be incurred in connection with any negotiation of such transaction and the type and quality of the consideration to be received by the Effective Time Holders and an opinion of an independent financial advisor of nationally recognized reputation (it being understood that SagePoint Advisors qualifies as such); provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being timely obtained by such third party.

“Target Merger Consideration” means the sum of (a) the Closing Cash Consideration, (b) $15,000,000, and (c) the product obtained by multiplying (i) 3,666,667 by (ii) the Allocation Price.

“Tax” means (a) any national, local, foreign, federal, state or other tax, including those imposed on any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, stamp, customs duty, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall or other profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment, workers’ compensation, social security or other tax of whatever kind that is imposed by any Governmental Authority, (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute, and (c) any items described in this paragraph that are attributable to another Person but that any Acquired Company is liable to pay by Law, by Contract or otherwise.

“Tax Return” means any report, return, rendition, declaration, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, filed or provided (or required to be filed or provided) to any Governmental Authority, any amendment thereof, and any Reports of Foreign Bank and Financial Accounts due to the U.S. Department of Treasury.

“Unvested Option” means any unexercised and unexpired Option or portion thereof that is not a Vested Option.

“Vested Option” means (a) an Option or any portion thereof that has not expired and has vested, or will vest, prior to July 1, 2011 and that remains unexercised immediately prior to the Effective Time, and (b) an Option or any portion thereof held by a Person that is not a Continuing Employee, and that has not expired and that will vest on or after July 1, 2011 and prior to the Effective Time, and that remains unexercised immediately prior to the Effective Time.

Section 1.2 Additional Defined Terms. For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section
Agreed Portion	10.3(b)
Agreement	Preamble
Applicable D&O Claim	10.5(e)
Applicable Escrow Final Indian Tax Reimbursement Shortfall	10.3(g)(iii)
Applicable Escrow/Setoff Final Indian Tax Reimbursement Shortfall	10.3(g)(iii)
Applicable Excess	10.3(g)(ii)
Asserted Losses	10.3(a)
Assumed Option	6.11
Assumed Option Exercise Price	6.11
Assumed Option Holder	6.11(a)(i)
Assumed Option Spread Value Per Share	6.11(a)(ii)
Balance Sheet	4.5(a)(i)
Block Trade	3.9(c)
Certificate	3.3(a)(i)
California Commissioner	4.3
Change in Recommendation	6.9(b)
Charter Amendment	6.19
Closing	2.2
Closing Date	2.2
Closing Date Net Working Capital Statement	3.6(c)
Closing Disbursement	2.2(c)(ii)
COBRA	4.16(c)
Company	Preamble
Company Board Recommendation	6.9(a)
Company Disclosure Schedule	Article 4
Company Indemnified Parties	10.2
Company Intellectual Property	4.13(a)
Company Materiality Qualified Provisions	10.1
Company Representatives	6.5(a)
Company Specified Representations	10.5(a)
Confidentiality Agreement	6.6(a)
Contingent Assumed Option	6.11(a)(iii)
Contingent Payment Amounts	6.11(b)
Contractors	4.17(b)
Controlling Party	10.3(e)
D&O Indemnified Parties	6.17(a)
De Minimis Amount	10.5(c)
Deposit	9.4(d)
DGCL	2.1
Disputed Line Items	3.8(b)
Dissenting Shares	3.5

DOL	4.16(b)
Earn-Out Period	3.7(a)
Earn-Out Shares	3.1(c)
Earn-Out Statement	3.7(a)
Effective Time	2.2(a)
Employment Agreement	Preamble
End Date	8.1(b)
Escrow Account	2.2(c)(i)
Escrow Agent	2.2(c)(i)
Escrow Agreement	2.2(c)(i)
Escrow Final Indian Tax Reimbursement	10.3(g)(iii)
Escrow Shares	2.2(c)(i)
Estimated Amount	10.3(g)(ii)
Estimated Closing Net Working Capital	3.6(a)
Estimated Net Working Capital Statement	3.6(a)
Exchange Agent	2.2(c)(ii)
Exchange Agent Agreement	2.2(c)(ii)
Expense Reimbursement	8.3(a)(ii)
Fairness Approval	6.8(b)
Fairness Hearing	6.8(b)
Final Closing Net Working Capital	3.6(d)
Final Indian Tax Amount	10.3(g)(ii)
Final Net Working Capital Shortfall Reimbursement Amount	3.6(d)(ii)
Final Working Capital Payment Amount	3.6(d)(i)
Financial Statements	4.5(a)
Firm	11.16
Holder Representative	Preamble
Holder Representative Agreement	11.5
HSR Act	4.3
Indemnification Demand	10.3(a)
Indemnified Party	10.3(a)
Indemnifying Party	10.3(a)
Independent Accounting Firm	3.8(c)
Indian Proceeding	10.3(g)(i)
Indian Proceeding Amount	10.3(g)(i)
Indian Proceeding Notice	10.3(g)(i)
Information Statement	6.8(a)
Interim Balance Sheet	4.5(a)(ii)
Intervening Event	6.9(c)(ii)
Leased Real Property	4.12(a)
Lock-Up Restriction	3.9(c)
Majority Effective Time Holders	11.1(b)
Malicious Code	4.13(j)
Merger	2.1
Merger Sub	Preamble
Multiemployer Plan	4.16(c)
New Health Plans	6.18(b)
New Plans	6.18(b)
Non-Contingent Assumed Option	6.11(a)(iv)
Non-Releasable Options	6.11(d)
Notice of Disagreement	3.8(b)

Old Health Plans	6.18(b)
Original Vesting Requirements	6.11
Parties	Preamble
Pension Plan	4.16(b)
Permit Application	4.3
Presented Values	3.8(a)
Price Ratio	6.11(a)(v)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article 5
Purchaser Indemnified Parties	10.1
Purchaser Materiality Qualified Provisions	10.2
Purchaser Specified Representations	10.5(b)
Qualified Plan	4.16(b)
Qualifying Royalty Revenue Period	3.7(a)
Qualifying Royalty Revenues	3.7(a)
Registration Statement	4.3
Reimbursed Indian Taxes	10.3(g)(iv)
Releases	2.2(b)(i)(B)
Representative Losses	11.1(d)
Response	10.3(b)
Retention Plan Participant List	6.22
Sarbanes-Oxley Act	5.6(a)
Scheduled Release Date(s)	6.11(c)
SEC Reports	5.6(a)
Seller Group	11.16
Setoff Amount	10.3(g)(ii)
Share Ratio	6.11(a)(vi)
Stockholder Approval Requirements	6.13
Stockholder Vote	4.2
Subsequent Monthly Financial Statements	6.15
Surviving Corporation	2.1
Tax Contest	9.4(a)
Termination Fee	8.3(b)
Third Party Claims	10.3(e)
Third Party Intellectual Property	4.13(c)
Threshold	10.5(c)
Title IV Plan	4.16(c)
Transfer	3.9(c)
Transfer Taxes	9.3
Transmittal Documentation	3.3(a)(i)
Transmittal Letter	3.3(a)(i)
Trillium Contracts	3.7(a)
Unsatisfied Amount	10.3(g)(ii)
Voting Agreements	Preamble
Withholding Agents	3.10(a)

Section 1.3 Construction. Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, exhibit or schedule of or to this Agreement, unless the context indicates otherwise. The table of contents and the headings of Articles and Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. The use of “or” is not intended to be exclusive, unless expressly indicated otherwise.

ARTICLE 2

THE MERGER

Section 2.1 The Merger. In accordance with the provisions of this Agreement, at the Effective Time the Merger Sub will be merged (the “Merger”) with and into the Company in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”). Following the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of the Purchaser (the “Surviving Corporation”) and the separate corporate existence of the Merger Sub will cease.

Section 2.2 Closing; Effective Time and Actions at the Closing. The consummation of the Merger and the other transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Baker & McKenzie, LLP, 12544 High Bluff Drive, Third Floor, San Diego, California 92130 at a time and date to be specified by the Parties, which will be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article 7, or at such other time, date and location as the Purchaser and the Company may agree in writing (the “Closing Date”). On the Closing Date:

(a) Effective Time. The Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with Section 251(c) of the DGCL. The time that the Merger becomes effective in accordance with Sections 103 and 251 of the DGCL is referred to in this Agreement as the “Effective Time.”

(b) Closing Deliveries.

(i) At the Closing, the Company will deliver or cause to be delivered to the Purchaser:

(A) a certificate of merger, signed on behalf of the Company, in accordance with the DGCL and in form reasonably satisfactory to the Purchaser;

(B) a release in the form of Exhibit A executed by the Persons set forth on Schedule III and the applicable Acquired Company (collectively, the “Releases”);

(C) the Exchange Agent Agreement executed by the Holder Representative;

(D) the Escrow Agreement executed by the Holder Representative;

(E) a certificate, dated as of the Closing Date, executed by the Company in a form reasonably satisfactory to the Purchaser confirming the satisfaction of the conditions specified in Sections 7.1(a) and (b);

(F) a statement conforming to the requirements of Section 1.897-2(h)(1)(i) of the United States Treasury Regulations dated as of the Closing Date certifying that the Company Capital Stock is not (and has not been at anytime during the five–year period ending on the Closing Date) a U.S. real property interest;

(G) the notification to the IRS required under Section 1.897-2(h)(2) of the United States Treasury Regulations;

(H) resignations effective as of the Closing Date of each director and officer of each Acquired Company as the Purchaser may have requested in writing prior to the Closing Date;

(I) a certificate of the Secretary or the Assistant Secretary of the Company, dated the Closing Date, in a form reasonably satisfactory to the Purchaser, attesting to: (i) the Governing Documents of each of the Acquired Companies, (ii) the resolutions of the Company Board authorizing the execution and delivery of this Agreement, the Merger, the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, and certifying that such resolutions were duly adopted and have not been rescinded or amended as of the Closing Date; and (iii) the incumbency and signature of each officer of the Company who has executed this Agreement or any Ancillary Agreement;

(J) payoff letters with respect to all Indebtedness of the Acquired Companies owed to any third party for borrowed money, including any Indebtedness under that certain Amended and Restated Loan and Security Agreement between the Company and Silicon Valley Bank and that certain Lease Agreement, by and between the Company and De Lage Landen Financial Services, dated November 13, 2008, and termination statement, release and other appropriate evidence reasonably requested by the Purchaser to the effect that no Encumbrances against any of the Acquired Companies’ assets other than Permitted Encumbrances exist as of the Effective Time with respect to such Indebtedness;

(K) all original minute books, corporate seals and Equity Interest ownership records of the Acquired Companies to the Purchaser;

(L) the list of any holders of actual Dissenting Shares described in Section 3.3(c); and

(M) such other documents, instruments and agreements as the Purchaser reasonably requests for the purpose of consummating the transactions contemplated by this Agreement and the Ancillary Agreements.

(ii) At the Closing, the Purchaser will deliver or cause to be delivered to the Company:

(A) a certificate of merger, signed on behalf of the Merger Sub, in accordance with the DGCL and in form reasonably satisfactory to the Company;

(B) the Exchange Agent Agreement executed by the Purchaser;

(C) the Escrow Agreement executed by the Purchaser;

(D) a certificate, dated as of the Closing Date, executed by the Purchaser in a form reasonably satisfactory to the Company confirming the satisfaction of the conditions specified in Sections 7.2(a) and (b);

(E) a certificate of the Secretary or the Assistant Secretary of the Purchaser and the Merger Sub, dated the Closing Date, in a form reasonably satisfactory to the Company, attesting to (i) resolutions of the boards of directors of the Purchaser and the Merger Sub authorizing the execution and delivery of this Agreement, the Merger, the Ancillary Agreements to which the Purchaser or the Merger Sub, as applicable, is a party and the consummation of the transactions contemplated hereby and thereby, and certifying that such resolutions were duly adopted and have not been rescinded or amended as of the Closing Date; and (ii) the incumbency and signature of each officer of the Purchaser and Merger Sub who has executed this Agreement;

(F) the Releases executed by the Purchaser and the Merger Sub; and

(F) such other documents, instruments and agreements as the Company reasonably requests for the purpose of consummating the transactions contemplated by this Agreement.

(c) Consideration.

(i) The Purchaser will withhold 1,344,444 Purchaser Shares (as adjusted after the date hereof for any stock splits, stock dividends, recapitalizations and the like in respect of the Purchaser Shares occurring prior to the Closing) from the Stock Merger Consideration (the “Escrow Shares”) to serve as security for the benefit of the Purchaser (on behalf of itself or any other Purchaser Indemnified Person) against the indemnifications afforded by Article 10 of this Agreement and any reimbursement under Section 3.6(d)(ii). On the Closing Date, the Purchaser will cause its transfer agent to record a book entry evidencing the issuance of the Escrow Shares in the name of Deutsche Bank National Trust Company, as escrow agent (the “Escrow Agent”), or its nominee. The Escrow Shares shall constitute an escrow account (the “Escrow Account”), the distribution of which will be governed according to the terms and conditions set forth herein and in the escrow agreement by and among the Purchaser, the Holder Representative and the Escrow Agent, substantially in the form of Exhibit B (the “Escrow Agreement”).

(ii) On or prior to the Closing Date, the Purchaser will deposit with Mellon Investor Services, LLC (the “Exchange Agent”) (A) an amount via wire transfer equal to the Cash Merger Consideration plus any amount payable in lieu of fractional shares, (B) an amount via wire transfer equal to the Retention Plan Closing Cash Payment and the Closing Cash Option Spread and (C) the aggregate number of Purchaser Shares equal to the Stock Merger Consideration, but excluding the Escrow Shares (collectively, the “Closing Disbursement”). The distribution of the Closing Disbursement to the Effective Time Holders will be governed according to the terms and conditions set forth herein and in an exchange agent agreement by and among the Purchaser, the Holder Representative and the Exchange Agent, which agreement shall direct the Exchange Agent to distribute cash and Purchaser Shares to the Effective Time Holders in a manner consistent with the terms of this Agreement, shall refrain from imposing any material covenant on any Effective Time Holder not contemplated by this Agreement without the written consent of each Effective Time Holder whose Aggregate Percentage Interest as reflected on the Merger Consideration Spreadsheet set forth in Schedule IV equals or exceeds 4.4%, shall not require the Effective Time Holders or the Holder Representative on behalf thereof to indemnify or pay any fees for the services of the Exchange Agent, and shall otherwise be in form and substance reasonably acceptable to the parties thereto (the “Exchange Agent Agreement”).

(iii) On or prior to the Closing Date, the Purchaser will pay to an account designated by the Holder Representative an amount via wire transfer equal to the Holder Representative Fund.

All payments and issuances of Purchaser Shares made pursuant to this Section 2.2(c) shall, upon payment or issuance to the Effective Time Holders, be treated for all purposes as consideration received by the Effective Time Holders in connection with the Merger and other transactions contemplated hereby and shall be distributed to the Effective Time Holders in accordance with Article 3, which distribution is set forth in an Excel spreadsheet included herewith as Schedule IV. Such spreadsheet is included only as a demonstration, is based on certain assumptions, and the numbers shown therein are subject to change based on different assumptions. In the event of any conflict between this Agreement and such spreadsheet, this Agreement shall control.

Section 2.3 Effects of the Merger. The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, as of the Effective Time, all properties, rights, privileges, powers and franchises of the Company and the Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub will become debts, liabilities and duties of the Surviving Corporation.

Section 2.4 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation and bylaws of the Company will be amended and restated in their entireties to read as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Company will remain “Continuous Computing Corporation”) and, as so amended and restated, will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

Section 2.5 Directors. The persons set forth on Schedule V will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and the bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 2.6 Officers. The officers of the Merger Sub at the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

ARTICLE 3

EFFECT OF MERGER; EXCHANGE PROCEDURES

Section 3.1 Merger Consideration

(a) Conversion/Treatment of Company Capital Stock.

(i) Outstanding Capital Stock. At the Effective Time, each share of Company Capital Stock issued and outstanding (other than shares of Company Capital Stock to be cancelled in accordance with subsection (ii) hereof and any Dissenting Shares) immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Merger Sub, the Company or the Stockholders, will be cancelled and extinguished, and each such share of Company Capital Stock will be converted into the right to receive (1) at the Closing, an amount in cash equal to the Per Share Closing Cash Amount and such number of Purchaser Shares equal to the Per Share Closing Stock Amount, (2) upon the release of any Escrow Shares or other property from the Escrow Account to the Effective Time Holders, such number of Escrow Shares equal to the Per Share Escrow Amount (plus a proportionate share of any other property so released), (3) upon the payment of any Earn-Out Consideration, an amount in cash equal to the Per Share Earn-Out Cash Amount, if any, or such number of Purchaser Shares equal to the Per Share Earn-Out Stock Amount, if any, (4) upon the payment of any Final Working Capital Payment Amount, an amount in cash equal to the Per Share Working Capital Payment Amount, and (5) upon release of any amount from the Holder Representative Fund, an amount in cash equal to the Per Share Representative Fund Amount.

(ii) Treasury Stock. Each share of Company Capital Stock that is owned by the Company immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist and no Merger Consideration will be delivered in exchange therefor.

(iii) Generally. All Company Capital Stock, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a certificate representing such Company Capital Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration represented by such certificate in accordance with this Article 3.

(b) No Fractional Shares. No fraction of a Purchaser Share will be issued by virtue of the Merger. Each Effective Time Holder who would otherwise be entitled to a fraction of a Purchaser Share (after aggregating all fractional Purchaser Shares to be received by such holder) will receive from the Exchange Agent on behalf of the Purchaser an amount of cash (rounded up to the nearest whole cent) equal to the product of such fraction multiplied by the Per Purchaser Share Value.

(c) Distributions with Respect to Unexchanged Shares. All Purchaser Shares to be issued pursuant to this Agreement shall be deemed issued and outstanding, with respect to the Stock Merger Consideration, as of the Effective Time and, with respect to any Purchaser Shares issued as Earn-Out Consideration (the “Earn-Out Shares”), as of the payment date of such consideration, and whenever a dividend or other distribution is declared by the Purchaser in respect of the Purchaser Shares the record date for which is at or after the Effective Time or at or after the payment date of the Earn-Out Consideration, as applicable, that declaration shall include dividends or other distributions in respect of the Stock Merger Consideration or Earn-Out Shares, as applicable; provided that the payment of any such dividends or distributions shall be subject to Section 3.3.

(d) Conversion of Merger Sub Capital Stock. As of the Effective Time, each issued and outstanding share of capital stock of the Merger Sub will be converted into one validly issued, fully-paid and non-assessable share of the common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Retention Plan Payments. Promptly following the Closing, subject to Section 3.3 and Section 3.10, the Purchaser shall cause the Exchange Agent to distribute to each Retention Plan Participant in proportion to his or her Retention Plan Interest (i) the Retention Plan Closing Cash Payment and (ii) the Retention Plan Closing Stock Payment. Upon the release of any Escrow Shares or other property from the Escrow Account, the Retention Plan Escrow Shares (and a proportionate share of any other property so released) shall be distributed by the Exchange Agent to each of the Retention Plan Participants in accordance with each such participant’s Retention Plan Interest. Upon the payment of any Earn-Out Consideration in cash, the Retention Plan Earn-Out Cash Amount relating to such Earn-Out Consideration shall be distributed by the Exchange Agent to each Retention Plan Participant in accordance with each such participant’s Retention Plan Interest. Upon the payment of any Earn-Out Consideration in Purchaser Shares, the Retention Plan Earn-Out Shares relating to such Earn-Out Consideration shall be distributed by the Exchange Agent to each Retention Plan Participant in accordance with each such participant’s Retention Plan Interest. Notwithstanding anything herein to the contrary, the aggregate value of cash and Purchaser Shares (valued at the Per Purchaser Share Value) issued to Retention Plan Participants under the Retention Plan shall not exceed the Retention Plan Pool. As soon as practicable after the Effective Time (and after each subsequent date on which cash is payable to the holders of Retention Plan Interests), the Purchaser, the Surviving Corporation, the Exchange Agent, or the Escrow Agent, as applicable, shall pay to the holders of Retention Plan Interests under this Agreement the cash amount to which each such holder is entitled as of the Closing (or such later payment date), net of applicable withholding Taxes. All Tax withholding obligations, if any, associated with payment of any form of Merger Consideration other than cash to the holders of Retention Plan Interests shall be satisfied by withholding in kind from the applicable form of payment, whether such form is in Purchaser Shares, or other property. Subject to Sections 3.10 and 10.3(g), the Purchaser shall be responsible for ensuring that applicable withholding Taxes are withheld and deposited, and no holder of Retention Plan Interests or any other Effective Time Holder will indemnify the Purchaser, or otherwise be responsible in the event the Purchaser fails to withhold and deposit such Taxes, except that a Retention Plan Participant whose Taxes were underwithheld (solely with respect to the consideration paid to such Retention Plan Participant pursuant to this Section 3.1(e)) shall be responsible for such underwithheld Taxes to the extent permitted by applicable Law.

Section 3.2 Options and Other Rights to Acquire Company Capital Stock

(a) Vested Options. The Company will take all actions necessary under the Stock Option Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the Common Stock (including obtaining all necessary consents of current and former directors, officers and employees of the Acquired Companies) so that each Vested Option that is outstanding immediately prior to the Effective Time shall be canceled, with the holder thereof becoming entitled to receive in consideration for such cancellation and subject to Section 3.3 and Section 3.10 hereof (i) at the Closing, an amount in cash equal to the product obtained by multiplying (x) the excess, if any, of the Per Share Residual Cash Amount over the exercise price of such Vested Option by (y) the number of shares subject to such Vested Option immediately prior to the Effective Time; (ii) at the Closing, the number of Purchaser Shares equal to the product obtained by multiplying (x) the Per Share Residual Stock Amount by (y) the number of shares subject to such Vested Option immediately prior to the Effective Time; (iii) upon the release of any Escrow Shares or other property from the Escrow Account, such number of Escrow Shares (and a proportionate share of any other property so released) equal to the product obtained by multiplying (x) the Per Share Escrow Amount by (y) the number of shares subject to such Vested Option immediately prior to the Effective Time; (iv) upon the payment of any cash Earn-Out Consideration, an amount in cash equal to the product obtained by multiplying (x) the Per Share Earn-Out Cash Amount by (y) the number of shares subject to such Vested Option immediately prior to the Effective Time; (v) upon the payment of any Earn-Out Consideration in Purchaser Shares, the number of Purchaser Shares equal to the product obtained by multiplying (x) the Per Share Earn-Out Stock Amount by (y) the number of shares subject to such Vested Option immediately prior to the Effective Time; (vi) upon the payment of any Final Working Capital Payment Amount, an amount in cash equal to the product obtained by multiplying (x) the Per Share Working Capital Payment Amount by (y) the number of shares subject to such Vested Option immediately prior to the Effective Time; and (vii) upon the release of any funds from the Holder Representative Fund, an amount in cash equal to the product obtained by multiplying (x) the Per Share Representative Fund Amount by (y) the number of shares subject to such Vested Option immediately prior to the Effective Time. As soon as practicable after the Effective Time (and after each subsequent date on which cash is payable to the holders of Vested Options), the Purchaser, the Surviving Corporation, the Exchange Agent, or the Escrow Agent, as

applicable, shall pay to the holders of Vested Options under this Agreement the cash amount to which each such holder is entitled as of the Closing (or such later payment date), net of applicable withholding Taxes. All Tax withholding obligations, if any, associated with payment of any form of Merger Consideration other than cash to the holders of Vested Options shall be satisfied by withholding in kind from the applicable form of payment, whether such form is in Purchaser Shares, or other property. Subject to Sections 3.10 and 10.3(g), the Purchaser shall be responsible for ensuring that applicable withholding Taxes are withheld and deposited, and no holder of Vested Options or Effective Time Holder will indemnify the Purchaser, or otherwise be responsible in the event the Purchaser fails to withhold and deposit such Taxes, except that a holder of Vested Options whose Taxes were underwithheld (solely with respect to the consideration paid to such holder pursuant to this Section 3.2(a)) shall be responsible for such underwithheld Taxes to the extent permitted by applicable Law.

(b) Unvested Options. Each Unvested Option held by a Continuing Employee that is outstanding immediately prior to the Effective Time will, on the terms and subject to the conditions set forth in this Agreement, be assumed as of the Effective Time and converted by the Purchaser in accordance with Section 6.11. As set forth in Section 6.11, the assumed Unvested Options shall remain subject to the same vesting arrangements that were applicable to such Unvested Options immediately prior to or at the Effective Time.

(c) No Other Rights; Further Actions. Subject to the foregoing provisions of this Section 3.2 (including Section 3.2(b) relating to the assumption of Unvested Options to the extent provided for therein), the Company will take all actions necessary or appropriate by the Company so that at the Effective Time, (i) all options, warrants, securities convertible into Company Capital Stock and other rights to purchase or otherwise acquire Company Capital Stock (in each case other than Preferred Stock that is convertible into Common Stock) will be cancelled and any plan, program or arrangement providing for the issuance or grant of any interest in respect of the Company Capital Stock (other than the Stock Option Plan) will be terminated, provided that any such termination will comply in all material respects with the provisions of Code Section 409A, where applicable, (ii) the holders of Company Capital Stock and options, warrants or other rights to purchase the Company Capital Stock will, on and after the Effective Time, have no right, title or interest in or to the Company, the Surviving Corporation or any securities of the Company or the Surviving Corporation (other than the right to receive the Merger Consideration as expressly provided herein), (iii) no Person holding any securities of the Company will have any right to acquire any securities of the Purchaser, the Merger Sub or the Surviving Corporation by virtue of any such securities of the Company or any act or omission of the Company or its agents (other than the right to receive the Merger Consideration as expressly provided herein), and (iv) the Options will be treated as set forth in this Section 3.2.

Section 3.3 Exchange

(a) Exchange Procedures. The following exchange procedures will govern the exchange of the Company Capital Stock and payments to holders of Vested Options or Retention Plan Interests at or following the Effective Time:

(i) Promptly after the Effective Time but in no event later than two Business Days thereafter, the Purchaser will cause the Exchange Agent to mail to each Effective Time Holder (at their respective addresses as set forth in the list provided pursuant to Section 6.23) the following: (A) notice that the Closing has occurred; and (B) a letter of transmittal substantially in the form attached hereto as Exhibit C, subject to such changes as the Exchange Agent may reasonably request (the “Transmittal Letter”); provided, that the Exchange Agent shall not be required to mail the foregoing to an Effective Time Holder who has, with respect to each Stockholder, already tendered its certificate or certificates which immediately prior to the Effective Time represented any Company Capital Stock (a “Certificate”) (or has otherwise complied with Section 3.3(b)) and, with respect to all Effective Time Holders, a duly executed Transmittal Letter (collectively, the “Transmittal Documentation”) to the Exchange Agent at or prior to the Closing. The Company may, at its discretion, permit some or all of the Effective Time Holders to submit their Transmittal Documentation to the Exchange Agent prior to Closing.

(ii) Upon surrender of the Transmittal Documentation to the Exchange Agent, such Effective Time Holder will be entitled to receive in exchange therefor: (A) one or more Purchaser Shares (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such Person has the right to receive pursuant to Sections 3.1 and 3.2 (after taking into account all shares of Company Capital Stock, all shares subject to Vested Options and total Retention Plan Interest, as the case may be, then held by, or otherwise applicable to, such Effective Time Holder), (B) cash in an aggregate amount equal to the sum of (1) the share of the Cash Merger Consideration that such Person has the right to receive pursuant to Section 3.1(a), (2) the share of the Closing Cash Option Spread that such Person has the right to receive pursuant to Section 3.2(a) and (3) the share of the Retention Plan Closing Cash Payment that such Person has the right to receive pursuant to Section 3.1(e) and (C) cash that such Person has the right to receive in lieu of any fractional Purchaser Shares pursuant to Section 3.1(b) and dividends and other distributions pursuant to Section 3.1(c) (after taking into account all shares of Company Capital Stock, all shares subject to Vested Options and total Retention Plan Interest, as the case may be, then held by, or otherwise applicable to, such Person), subject in all cases to any required Tax withholding described in Section 3.10, and any surrendered Certificate will immediately be cancelled.

(iii) Within two Business Days of receipt by the Exchange Agent of the duly executed Transmittal Documentation (or, if such documentation has been submitted to the Exchange Agent prior to the Effective Time, within two Business Days following the Closing Date), the Purchaser will cause the Exchange Agent to distribute to such tendering holder the portion of the Merger Consideration distributable to such Person in accordance with the provisions of this Article 3. The distributions of cash by the Exchange Agent will be by check or, upon request of a tendering holder, wire transfer of immediately available funds.

(iv) No interest will be paid or accrue on any Merger Consideration payable to the Effective Time Holders.

(b) Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Purchaser may, in its discretion and as a condition precedent to the payment of any Merger Consideration in respect thereof, require the owner of such lost, stolen or destroyed Certificate (i) to provide an affidavit of such loss, theft or destruction in a form satisfactory to the Purchaser and any additional documentation reasonably requested by the Purchaser, (ii) to indemnify and hold harmless the Purchaser Indemnified Parties (as defined herein) from and against any claim that may be made against the Purchaser Indemnified Parties with respect to the Certificates alleged to have been lost, stolen or destroyed and (iii) for any Certificate representing the right to receive more than $5,000 in Merger Consideration at the Closing (with Purchaser Shares being valued at the Per Purchaser Share Value), to provide a sufficient indemnity bond in form and substance reasonably satisfactory to the Purchaser.

(c) Dissenting Shares. The provisions of this Section 3.3 will also apply to Dissenting Shares that lose their status as such, except that the obligations of the Purchaser under this Section 3.3 will commence on the date of loss of such status and the holder of such shares will be entitled to receive in exchange for such shares the Merger Consideration to which such holder is entitled pursuant to Section 3.1.

The Company will furnish to the Purchaser in writing the names, addresses and number and class of shares of Company Capital Stock held by any holders of actual Dissenting Shares. Any portion of the Merger Consideration issued to or deposited with the Exchange Agent or the Escrow Agent in respect of any Final Dissenting Shares shall be returned to Purchaser upon demand.

(d) No Further Ownership Rights in Company Capital Stock. The Merger Consideration paid or payable or issued or issuable upon the surrender of Certificates in accordance with the terms hereof will be deemed to be in full satisfaction of all rights pertaining to such Certificates, and there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time.

Section 3.4 Escheat. If applicable, (a) any portion of the Closing Cash Consideration or Closing Stock Consideration that remains undistributed by the Exchange Agent or the Surviving Corporation to the Effective Time Holders as of the date that is 180 days after the Closing Date, (b) any portion of the Escrow Fund held in the Escrow Account that remains undistributed as of the date 180 days after the deposit by the Escrow Agent of such shares or other consideration with the Exchange Agent, and (c) any portion of the Earn-Out Consideration that remains undistributed as of the date 180 days after the deposit of such Earn-Out Consideration with the Exchange Agent, as the case may be, shall be delivered to the Purchaser upon demand, and, thereafter, each Effective Time Holder shall look only to the Purchaser for payment of such Merger Consideration. Notwithstanding the foregoing, none of the Purchaser, the Surviving Corporation or the Exchange Agent will be liable to any Effective Time Holder for any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a holder who has properly exercised the holder’s appraisal rights in accordance with Section 262 of the DGCL or any successor provision and has not failed to perfect, withdrawn or otherwise lost such holder’s right to appraisal and payment (“Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses its right to appraisal, such former Dissenting Shares will thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder is entitled, without interest thereon, upon the surrender of the Certificate(s) which formerly represented such former Dissenting Shares, in the manner provided in Section 3.3. The Company will provide the Purchaser (a) prompt notice of any demands received by the Company for appraisal of shares of Company Capital Stock, attempted withdrawals of such demands and any other instrument served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, except with the prior written consent of the Purchaser.

Section 3.6 Working Capital Adjustment

(a) No later than three Business Days prior to the Closing Date, the Company will prepare and deliver to the Purchaser a reasonably detailed written calculation of the estimated amount of the Closing Net Working Capital (such amount, the “Estimated Closing Net Working Capital”), prepared on an estimated basis as of the close of business on the Closing Date (collectively, the “Estimated Net Working Capital Statement”) and certified by the Company’s chief executive officer and chief financial officer.

(b) The Closing Cash Consideration shall be increased or decreased as follows:

(i) if the Estimated Closing Net Working Capital is a positive number, the Closing Cash Consideration shall be increased by an amount in cash equal to 60% of the Estimated Closing Net Working Capital; and

(ii) if the Estimated Closing Net Working Capital is a negative number, the Closing Cash Consideration shall be decreased by an amount in cash equal to the absolute value of the Estimated Closing Net Working Capital.

(c) Within 45 days after the Closing Date, the Purchaser will prepare and deliver to the Holder Representative a statement (the “Closing Date Net Working Capital Statement”) containing the Purchaser’s reasonably detailed calculation of the Closing Net Working Capital.

(d) Within five Business Days after the Closing Net Working Capital is finally determined pursuant to Section 3.8 (the “Final Closing Net Working Capital”):

(i) if the Final Closing Net Working Capital is greater than the Estimated Working Capital Adjustment Amount, the Purchaser will pay by wire transfer of immediately available funds to the Exchange Agent for subsequent distribution to the Effective Time Holders an amount in cash equal to the amount by which the Final Closing Net Working Capital exceeds the Estimated Working Capital Adjustment Amount (the “Final Working Capital Payment Amount”); or

(ii) if the Estimated Working Capital Adjustment Amount is greater than the Final Closing Net Working Capital, the Purchaser will be entitled to a disbursement of such number of Escrow Shares and other property from the Escrow Account with a value (with such Escrow Shares included in such disbursement valued at the Per Purchaser Share Value) equal to the amount by which the Estimated Working Capital Adjustment Amount is greater than the Final Closing Net Working Capital (the “Final Net Working Capital Shortfall Reimbursement Amount”).

(e) The Estimated Net Working Capital Statement, the Closing Date Net Working Capital Statement and the determinations and calculations contained therein shall be prepared and calculated in accordance with GAAP (as in effect on the date of this Agreement, and calculated in accordance with the procedures and methodologies set forth on Schedule II) and, to the extent consistent with GAAP, using the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Acquired Companies in the preparation of the Interim Balance Sheet, except that such statements, calculations and determinations: (i) shall not include any purchase accounting or other accounting adjustment arising out of the consummation of the transactions contemplated by this Agreement and (ii) shall calculate any reserve, accrual or other non-cash expense item on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month; and (iii) shall include any adjustments specified on Schedule II. In addition, the determination of Closing Net Working Capital contained in the Estimated Net Working Capital Statement and the Closing Date Net Working Capital Statement shall be calculated for the actual Closing Date consistently with the methodology and illustration provided in Schedule II (which, for example purposes only, is calculated as if the Closing Date was March 31, 2011) and shall not include any additional line item not included in Schedule II.

(f) Any payment pursuant to this Section 3.6 will not preclude the Purchaser from exercising any indemnification rights pursuant to Article 10, except to the extent any such indemnification rights are expressly superseded or waived by Section 10.5(e). Any payment made pursuant to this Section 3.6 will be treated by the Parties for all purposes as an adjustment to the Merger Consideration.

Section 3.7 Earn-Out. Subject to the limitations and qualifications set forth in this Section 3.7 and in Section 10.3(g), the Purchaser shall pay such additional amounts or issue such additional Purchaser Shares, as the case may be, if any, as additional Merger Consideration as specified in this Section 3.7.

(a) Within 45 days after the end of each three-month period during the period commencing on the Earn-Out Commencement Date and ending on the earlier of (i) the 36-month anniversary of the Earn-Out Commencement Date and (ii) the date, if any, on which the Purchaser makes the $15,000,000 (subject to adjustments described in the proviso contained in Section 3.7(b)) distribution to the Exchange Agent described in the proviso contained in Section 3.7(b) (the period ending on such earlier date, the “Earn-Out Period”), the Purchaser shall prepare and deliver to the Holder Representative a written statement certified by the Chief Financial Officer of the Purchaser (each, an “Earn-Out Statement”) containing a reasonably detailed calculation of Qualifying Royalty Revenues during the immediately preceding three-month period, which shall include (A) the identification of revenues by: (1) customer name, (2) contract number and date of contract, (3) description of customer designated equipment, to the extent available, (4) units, (5) Specified Trillium Product and (6) amount declared and (B) a list of royalty declarations due and outstanding under the Trillium Contracts as of the end of the applicable three-month period (a form of Earn-Out Statement is included in Schedule VI for example purposes only); provided, however, that each Earn-Out Statement delivered immediately following the 18-, 24- and 36-month anniversaries of the Earn-Out Commencement Date (each such staggered 18-month, six-month and 12-month period following the Earn-Out Commencement Date being referred to as a “Qualifying Royalty Revenue Period”) shall contain a reasonably detailed calculation of Qualifying Royalty Revenues during the immediately preceding Qualifying Royalty Revenue Period and a description of any withholding by the Purchaser of any Setoff Amount in accordance with Section 10.3(g). For purposes of this Agreement, “Qualifying Royalty Revenues” means an amount equal to royalty revenues of the Surviving Corporation and its Subsidiaries (or any successor, transferee or licensee under Section 3.7(e)), as determined by application of the revenue recognition methodologies and other procedures set forth on Schedule VI, to the extent generated from Specified Trillium Products under the Trillium Contracts. For purposes of this Agreement, “Trillium Contracts” means:

(i) written Contracts set forth on Schedule VI on the date hereof;

(ii) written Contracts for Specified Trillium Products actually entered into between the date hereof and the Closing Date in the Ordinary Course on terms that are materially consistent with the written Contracts set forth on Schedule VI as of the date hereof with counterparties identified on Schedule VII following approval by Michel Dagenais, such written Contracts to be set forth prior to Closing on an update to Schedule VI;

(iii) written Contracts for Specified Trillium Products that are actually entered between the Closing Date and the three month anniversary of the Closing Date in the Ordinary Course with counterparties identified on Schedule VII following approval by Michel Dagenais and Brian Bronson (which approval shall not be unreasonably withheld or delayed and which approval shall be deemed to reflect full compliance with this clause (iii)), such written Contracts to be set forth on an update to Schedule VI;

(iv) any Contract deemed a “Trillium Contract” by application of Section 3.7(c)(iii)(E); and

(v) any amendments of any of the foregoing.

(b) Subject to Section 10.3(g), the Purchaser shall, within five Business Days following determination of the final, conclusive and binding amount of Qualifying Royalty Revenues in accordance with Section 3.8 for any Qualifying Royalty Revenue Period, pay to the Exchange Agent for subsequent distribution to the Effective Time Holders an amount in cash equal to the Qualifying Royalty Revenues for such Qualifying Royalty Revenue Period (less the Per Share Earn-Out Cash Amount that would be payable in respect of any Final Dissenting Shares); provided, however, that in lieu of making any and all such payments under this Section 3.7, at any time prior to the fifth Business Day following the determination of the final, conclusive and binding amount of the Qualifying Royalty Revenues for the Qualifying Royalty Revenue Period ending on the 18-month anniversary of the Earn-Out Commencement Date, the Purchaser may, subject to Section 10.3(g), pay cash or, if the Share Issuance Requirements are met, issue Purchaser Shares in such proportions as the Purchaser shall determine in its sole discretion with a combined aggregate value of $15,000,000 (based on the Per Purchaser Share Value to the extent Purchaser Shares are issued) (less the applicable Per Share Earn-Out Cash Amount and the applicable Per Share Earn-Out Stock Amount that would be payable or issuable in respect of any Final Dissenting Shares) to the Exchange Agent for subsequent distribution to the Effective Time Holders.

(c) Until the end of the Earn-Out Period, the Surviving Corporation shall, and shall cause each of its applicable Subsidiaries to, (i) comply in all respects with its obligations under the Trillium Contracts, except for immaterial actions or omissions of non-compliance that would not reasonably be expected to cause any reduction or delay in payment of any of the Qualifying Royalty Revenues arising under the applicable Trillium Contract, (ii) use commercially reasonable efforts to timely obtain applicable royalty declarations, (iii) not amend, waive any right under or terminate any Trillium Contract in any manner that would reasonably be expected to reduce or delay the payment of the Qualifying Royalty Revenues arising thereunder without the prior written consent of the Holder Representative (unless (A) the other party to such Trillium Contract is in material breach and has failed to cure such breach within 30 days after notice thereof, (B) the Purchaser provides prior written notice of any such breach and failure to cure to the Holder Representative at least ten Business Days prior to taking any such action, (C) such breach involves the infringement, misappropriation or use in excess of licensed rights of or with respect to any Company Intellectual Property, (D) any amendment to the applicable Trillium Contract, or the Trillium Contract as so amended, remains a “Trillium Contract” for all purposes of this Agreement and is set forth on Schedule VI, (E) to the extent the applicable Trillium Contract is terminated, any Contract entered into thereafter between the Purchaser or any of its Subsidiaries and the counterparty to such terminated Trillium Contract or any of its Affiliates relating to any Specified Trillium Product is deemed a “Trillium Contract” for all purposes of this Agreement and is set forth on Schedule VI, and (F) the primary purpose of such amendment, waiver or termination is other than to avoid paying Qualifying Royalty Revenues), (iv) not assign any Trillium Contract in whole or in part (other than in connection with a transaction described in, and in accordance with, Section 3.7(e)), (v) not enter into any Contract with a counterparty to any Trillium Contract or any of its Affiliates that permits any offset, reduction, deduction or withholding to be taken by such counterparty under the applicable Trillium Contract with such counterparty that would reduce Qualifying Royalty Revenues, (vi) not accelerate the payment of any amount that would constitute Qualifying Royalty Revenues in exchange for a reduced payment or otherwise “buy-down” any amount that would constitute Qualifying Royalty Revenues, and (vii) use its commercially reasonable efforts to finalize and execute written Contracts that satisfy clause (iii) of the definition of Trillium Contracts in Section 3.7(a) prior to the three month anniversary of the Closing Date. In addition, until the end of the Earn-Out Period, the Purchaser shall use commercially reasonable efforts to cause the Surviving Corporation to satisfy its obligations set forth in clauses (i) through (vii) above.

(d) Any payments and issuances of Purchaser Shares made pursuant to this Section 3.7 shall be treated for all purposes as adjustments to the Merger Consideration.

(e) The Purchaser agrees that in the case of a sale or transfer of all or substantially all of the assets of the Surviving Corporation (including in each case, by way of exclusive license) or in the event of a sale of stock, merger, consolidation, other business combination or similar transaction involving the Surviving Corporation (but excluding any change of control of the Purchaser), pursuant to which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons would acquire 50% or more of the voting power of the Surviving Corporation, the party acquiring such assets, license or stock, or otherwise engaging with the Surviving Corporation in such merger, consolidation, other business combination or similar transaction, as the case may be, shall assume in writing all of the obligations of the Surviving Corporation set forth in this Agreement remaining in effect at the time of consummation of such transaction, if any, including the obligations set forth in this Section 3.7; provided, however, that, in the case of any of the aforementioned transactions, the Purchaser shall guarantee the acquiring party’s obligations. Purchaser shall provide copies of the documents whereby such party assumes in writing such obligations and Purchaser provides such guarantee to Holder Representative within 15 days following the consummation of the applicable transaction. Notwithstanding anything herein to the contrary, the Surviving Corporation may transfer any Trillium Contracts, or any rights related thereto, to any of its Affiliates; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee executes a joinder to this Agreement pursuant to which such transferee agrees to be bound by all of the terms of this Agreement with respect to such Trillium Contracts or rights, and the Purchaser guarantees the transferee’s obligations. Purchaser shall provide copies of the joinder documents and such guarantee to the Holder Representative within 15 days following the consummation of the applicable transfer.

Section 3.8 Resolution of Calculation Disagreements

(a) Following the delivery of the Closing Date Net Working Capital Statement in accordance with Section 3.6 and each Earn-Out Statement delivered immediately following the 18-, 24- and 36-month anniversaries of the Earn-Out Commencement Date, the Holder Representative will have the right, exercisable at its sole discretion, to audit the information included or required to be included in any such Closing Date Net Working Capital Statement or in any Earn-Out Statements covering the applicable Qualifying Royalty Revenue Period, as the case may be. Each of the Holder Representative and the Purchaser shall have reasonable access (including electronic access to documents in formats such as Excel spreadsheets, or searchable Word or pdf documents) to the personnel, books and records, working papers, schedules and calculations of the other used in the preparation of the applicable Calculation Statement(s) and any Notice of Disagreement and the determination of the Closing Net Working Capital, Final Closing Net Working Capital, or Qualifying Royalty Revenues, as applicable (the “Presented Values”), and any Disputed Line Items and any other documents and information of the other that are reasonably necessary for purposes of reviewing and verifying the applicable calculations, and the Holder Representative and the Purchaser, as the case may be, shall use commercially reasonable efforts to respond promptly, in good faith and as fully and accurately as is reasonably possible, to inquiries from the other Party related to such review.

(b) If the Holder Representative disagrees in whole or in part with any Calculation Statement, then within 45 days after his, her or its receipt of such Calculation Statement, the Holder Representative shall notify the Purchaser of such disagreement in writing (the “Notice of Disagreement”), setting forth in reasonable detail the particulars of any such disagreement. To be effective, a Notice of Disagreement shall indicate the specific line items of the applicable Calculation Statement that are in dispute (the “Disputed Line Items”) and shall be accompanied by the Holder Representative’s calculation of each of the Disputed Line Items and the Holder Representative’s revised Calculation Statement setting forth his, her or its computation of the applicable Presented Value, as the case may be. All items that are not Disputed Line Items shall be final, binding and conclusive for all purposes hereunder unless the resolution of a Disputed Line Item affects an undisputed item, in which case such undisputed item shall remain open and be considered a Disputed Line Item to the extent of such corresponding effect. If the Holder Representative does not provide a Notice of Disagreement consistent with the terms of this Section 3.8 within any such 45-day period, the Holder Representative shall be deemed to have accepted in full the applicable Calculation Statement as prepared by the Purchaser, and such Calculation Statement shall become final, binding and conclusive for all purposes hereunder as of 5:00 p.m. Pacific time on such 45th day.

(c) If a Notice of Disagreement is properly and timely provided, the Purchaser and the Holder Representative shall use commercially reasonable efforts for a period of 15 days (or such longer period as they may mutually agree) to resolve any Disputed Line Items. All Disputed Line Items agreed to in writing during such period shall be final, conclusive and binding on the Purchaser, the Holder Representative and the Effective Time Holders and not subject to further appeal. If, at the end of any such 15-day period (or such longer period as they may mutually agree), the Purchaser and the Holder Representative are unable to resolve all such Disputed Line Items, then any remaining Disputed Line Item shall be referred to any independent accounting firm mutually acceptable to Purchaser and the Holder Representative (which accounting firm has not, within the prior 24 months, provided services to Purchaser, the Surviving Corporation, the Acquired Companies or the Holder Representative, the “Independent Accounting Firm”) for resolution.

(d) The Purchaser and the Holder Representative will enter into reasonable and customary arrangements for the services to be rendered by the Independent Accounting Firm under this Section 3.8(d), such services to be provided in the Independent Accounting Firm’s capacity as an accounting expert and not an arbitrator. The Purchaser may require that the Independent Accounting Firm enter into a customary form of confidentiality agreement with respect to the work papers and other documents and information relating to the Acquired Companies provided to the Independent Accounting Firm pursuant to this Section 3.8. The Independent Accounting Firm, acting as an expert and not an arbitrator, shall be directed to determine as promptly as practicable (and in any event within 30 days from the date that the dispute is submitted to it) whether the Presented Values, as set forth in the applicable Calculation Statement, require adjustment and the correct amount of any such adjustment. The Independent Accounting Firm shall be instructed that, in making such determination, it is only to consider matters still in dispute between the Purchaser and the Holder Representative and shall make any calculations consistently with the calculation methodologies set forth in this Agreement. The Purchaser and the Holder Representative shall each furnish to the Independent Accounting Firm such work papers and other documents and information relating to the Disputed Line Items, and shall provide interviews and answer questions, as such Independent Accounting Firm may reasonably request. The determination of the Independent Accounting Firm shall be set forth in a written report and, absent manifest error, be final, conclusive and binding for all purposes hereunder.

(e) The Purchaser shall reimburse the Holder Representative for all reasonable documented out-of-pocket costs and expenses (including the reasonable fees and expenses of any outside auditor) related to any Earn-Out Statement audit permitted hereunder if it is ultimately determined in accordance with this Section 3.8 that the actual Presented Values during the applicable period collectively exceed by more than 10% the amount of the aggregate Presented Values previously determined by the Purchaser and set forth in the applicable Earn-Out Statements. Fifty percent of the cost of the Independent Accounting Firm shall be paid by the Holder Representative (solely on behalf of the Effective Time Holders in its capacity as the Holder Representative, not in its individual capacity) and the remaining fifty percent shall be paid by the Purchaser; provided that the prevailing Party in connection with the review by the Independent Accounting Firm (which Party shall be the Party whose calculations of the Disputed Line Items that remain in dispute on the date of commencement of the Independent Accounting Firm’s review, in the aggregate, as reflected in the applicable Calculation Statement or Notice of Disagreement, as applicable, were closest to the actual values for the Disputed Line Items finally determined by the Independent Accounting Firm) will be reimbursed by the non-prevailing Party for the prevailing Party’s portion of the cost of the Independent Accounting Firm.

Section 3.9 Issuance of Purchaser Shares

(a) The aggregate amount of all Purchaser Shares issued in connection with the Merger and this Agreement (together with all other Purchaser Shares (whether represented by Purchaser Shares or securities convertible into or exercisable for Purchaser Shares) that otherwise count toward such total under The NASDAQ Stock Market Listing Rule 5635 (or any successor provision)) shall not exceed 19.9% of the Purchaser Shares outstanding immediately prior to the Effective Time (not including any Purchaser Shares that are owned by the Purchaser and without assuming the conversion or exercise of any options, warrants or other convertible securities).

(b) In connection with the determination of the number of Purchaser Shares issuable by the Purchaser to the Effective Time Holders in connection with the Earn-Out Consideration, the Per Purchaser Share Value shall be used.

(c) No Closing Stock Consideration issued to the Effective Time Holders may be offered, sold, pledged, hypothecated or otherwise transferred or disposed of (each, a “Transfer”) prior to the expiration of the 90-day period following the Closing Date, and following such 90-day period the Purchaser Shares included in the Closing Stock Consideration received by an Effective Time Holder may be Transferred as follows: (i) on the date that is 91 days after the Closing Date and thereafter, 40% of such Purchaser Shares of such Effective Time Holder may be Transferred (such that, on such 91st day and thereafter, such Effective Time Holder may, in its sole discretion, Transfer up to 40% of such Purchaser Shares); (ii) on the date that is 181 days after the Closing Date and thereafter, an additional 40% of such Purchaser Shares of such Effective Time Holder may be Transferred (such that, on such 181st day and thereafter, such Effective Time Holder may, in its sole discretion, Transfer up to an additional 40% of such Purchaser Shares (which means, for purposes of clarity, that, to the extent such Effective Time Holder had not transferred any of such Purchaser Shares prior to such 181st day, it could transfer up to 80% of such Purchaser Shares on such 181st day and thereafter)); and (iii) on the date that is 270 days after the Closing Date and thereafter, the final 20% of such Purchaser Shares of such Effective Time Holder may be Transferred such that 100% of such Purchaser Shares of such Effective Time Holder may be Transferred from and after such time (the foregoing restrictions collectively referred to as the “Lock-Up Restriction”). Each certificate representing any such shares may, in the sole discretion of the Purchaser, bear a legend referencing this Agreement and the foregoing restrictions contained herein, and any such shares in uncertificated book entry form may, in the sole discretion of the Purchaser, include such a legend in a notice to the registered holder thereof in accordance with applicable Law. Upon the release of any such shares from the Lock-Up Restriction, the Purchaser shall cause, with respect to certificated shares, all legends to be removed from such certificates within three Business Days of an Effective Time Holder’s tender of such certificates to the Exchange Agent for removal and, with respect to uncertificated shares, legends to be removed within three Business Days of the 91st, 181st and 270th day after the Closing Date, as applicable. Any other release agreed to by Purchaser from the Lock-Up Restriction shall be made on a pro rata basis in accordance with the number of Purchaser Shares received by each Effective Time Holder as Closing Stock Consideration. Notwithstanding the foregoing, nothing herein shall restrict an Effective Time Holder from offering or selling any such Closing Stock Consideration at any time to the extent such offer or sale is an offer or sale of at least 10,000 shares (as adjusted after the date hereof for any stock splits, stock dividends, recapitalizations and the like in respect of the Purchaser Shares occurring prior to any such sale) to a single purchaser or group of Affiliated purchasers (a “Block Trade”). In connection with any Block Trade, the Purchaser shall cause all legends applicable to any Purchaser Shares to be so offered or sold (to the extent not previously removed in accordance with the preceding provisions of this Section 3.9(c)) to be removed within three Business Days after the date on which (i) the Purchaser shall have received from the Effective Time Holder intending to effect such Block Trade a written request for such removal along with a written certification that the subject Purchaser Shares will be sold solely pursuant to a Block Trade and (ii), in the case of certificated shares, such Effective Time Holder shall have tendered such certificates to the Exchange Agent for removal.

(d) Notwithstanding the restrictions in this Section 3.9, nothing herein shall prevent an Effective Time Holder from transferring Purchaser Shares, (i) if her or she is an individual (A) to any member of his or her immediate family, or to a trust for the benefit of such Effective Time Holder or any member of his or her immediate family, or (B) upon his or her death; (ii) if such Effective Time Holder is a limited partnership or limited liability company, to a partner or member of such Effective Time Holder; or (iii) if such Effective Time Holder is a corporation, to an Affiliate of such Effective Time Holder; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee executes an agreement in form and substance reasonably satisfactory to the Purchaser pursuant to which such transferee agrees to be bound by all of the terms of this Section 3.9 with respect to the Purchaser Shares transferred.

Section 3.10 Withholding. Notwithstanding anything in this Agreement to the contrary:

(a) The Company shall use commercially reasonable efforts to obtain and provide to the Purchaser IRS Forms W-8 and W-9, as applicable, from the Effective Time Holders prior to the Effective Time. The Purchaser, the Surviving Corporation, the Escrow Agent and the Exchange Agent (collectively the “Withholding Agents”), as the case may be, will have the right to deduct and withhold from all payments hereunder such Taxes as any such Withholding Agent reasonably determines (taking into account all such IRS Forms received by the Purchaser from the Effective Time Holders) are required to be withheld from such payments under Sections 1441, 1442, 1471, 1472 and 3406 of the Code, the Treasury Regulations thereunder and any corresponding provisions of state or local law. If any payments may be subject to withholding under Sections 1471 and 1472, the procedures set forth in Section 3.10(b) shall apply;

(b) Except as provided in Section 3.10(c) with respect to Capital Gains Taxes, if there is a change in Law after the date of this Agreement that requires Taxes to be deducted and withheld from one or more payments pursuant to this Agreement, the Withholding Agents shall have the right to deduct and withhold such Taxes as any such Withholding Agent reasonably determines are required to be deducted and withheld pursuant to such change in Law. In such case, (i) the applicable Withholding Agent shall provide written notice to the Holder Representative of the Withholding Agent’s intent to deduct and withhold Taxes from one or more payments hereunder at least twelve (12) Business Days prior to the due date for the first such payment, (ii) the Holder Representative will promptly forward such notice to the Effective Time Holders, and each Effective Time Holder may deliver to the Withholding Agent any applicable forms or certificates establishing an exemption or reduction from such withholding for such Effective Time Holder no later than the Business Day prior to the due date for the applicable payment, and (iii) if, but only if, an exemption or reduction is established for all or a portion of the affected payment(s) as reasonably determined in good faith by the Withholding Agent, the Withholding Agent will make the affected payment(s) (or portion thereof) without withholding or withholding at the reduced rate, as appropriate;

(c) The Withholding Agents will have the right to deduct and withhold Capital Gains Taxes from a payment pursuant to this Agreement only if (i) there is a change of binding applicable Law (which in the case of India shall mean a change of binding applicable Law due to a decision of the Supreme Court of India or a change to the Indian Income Tax Act of 1961 (or any successor Law) or the regulations promulgated thereunder, which is enacted or promulgated after the date of this Agreement that provides that withholding of Capital Gains Tax is required) and a Withholding Agent obtains an opinion of reputable local country counsel (which, for India, shall include Nishith Desai Associates) concluding that withholding for Capital Gains Tax should be required with respect to such payment, (ii) a Proceeding involving Capital Gains Tax with respect to such payment has been finally resolved in accordance with Section 9.4 and such resolution requires withholding of Capital Gains Tax with respect to such payment, or (iii) such payment is then due and payable to the Effective Time Holders pursuant to this Agreement, a Proceeding involving the application of Capital Gains Tax with respect to a previous payment is then pending, and the Purchaser reasonably concludes in good faith that, in the event such Proceeding results in an obligation to pay Capital Gains Tax with respect to such previous payment, withholding of Capital Gains Tax would also be required with respect to the payment that is then due and payable, provided that, in such case, unless the Purchaser and the Holder Representative mutually agree to make a Deposit in accordance with Section 9.4(d), the Purchaser may not pay to or deposit with the applicable Governmental Authority the withheld Tax amount with respect to such payment unless and until the pending Proceeding is finally resolved in accordance with Section 9.4(c) and either (A) such final resolution provides that withholding of Capital Gains Tax is required with respect to such payment, or (B) the Purchaser obtains an opinion of local country counsel (which, for India, shall include Nishith Desai Associates) concluding that a payment to or deposit with the applicable Governmental Authority should be required. In each such case, (i) the applicable Withholding Agent shall provide written notice (or shall cause a written notice to be provided) to the Holder Representative of its intent to deduct and withhold Capital Gains Taxes from the applicable payments hereunder at least twelve (12) Business Days prior to the due date for the first such payment, (ii) the Holder Representative will promptly forward such notice to the Effective Time Holders and each Effective Time Holder may deliver to the Withholding Agent any applicable forms or certificates establishing an exemption or reduction from such withholding no later than the Business Day prior to the due date for the applicable payment, and (iii) if, but only if, an exemption or reduction is established for all or a portion of the affected payment(s) as reasonably determined by the Withholding Agent in good faith, the Withholding Agent will make the affected payment(s) (or portion thereof) without withholding or withholding at the reduced rate, as appropriate; and

(d) Notwithstanding anything to the contrary in Sections 3.10(a), (b) and (c), the Withholding Agents shall have the right to deduct and withhold from payments hereunder pursuant to Sections 3.1(e) and 3.2 all Taxes that any such Withholding Agent reasonably determines are required to be deducted and withheld pursuant to applicable Law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser and the Merger Sub that the statements set forth in this Article 4 are true, accurate, complete and correct, except as set forth on the disclosure schedule, in the format described in Section 11.8, delivered by the Company to the Purchaser and the Merger Sub concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Company Disclosure Schedule”):

Section 4.1 Organization and Good Standing. Each Acquired Company is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted by the Acquired Company. Each Acquired Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification or licensure necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Company Material Adverse Effect. Section 4.1 of the Company Disclosure Schedule sets forth an accurate and complete list of each Acquired Company’s jurisdiction of incorporation, and an accurate and complete list of the current directors and officers of each Acquired Company. The Company has delivered or made available to the Purchaser accurate and complete copies of each Acquired Company’s Governing Documents, as currently in effect, and no Acquired Company is in default under or in violation of any provision thereof.

Section 4.2 Authority and Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which the Company is a party and to perform its obligations under this Agreement and each such Ancillary Agreement. The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Charter Amendment, have been duly authorized by all necessary action on the part of the Company subject only to approval by (a) the holders of a majority of the votes represented by the outstanding shares of Company Capital Stock entitled to vote on this Agreement and the Merger, voting together as a single class, (b) the holders of at least a majority of the then-outstanding shares of Series D Preferred Stock, voting together as a single class, (c) the holders of at least a majority of the then-outstanding shares of Series E Preferred Stock, voting together as a single class, (c) the holders of at least a majority of the Series F Preferred Stock, voting together as a single class, and (d) the holders of at least two-thirds of the then-outstanding shares of Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, in each case at a meeting duly noticed and held, or by written consent, in compliance with all applicable requirements of the DGCL and any other applicable Law and the Company’s Governing Documents (the “Stockholder Vote”). Without limiting the foregoing, the Company Board has (i) at a meeting thereof duly called and held unanimously adopted resolutions approving and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) at a meeting thereof duly called and held unanimously determined that the terms and conditions of this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and the Stockholders and (iii) made the Company Board Recommendation. The Company has duly and validly executed and delivered this Agreement and, on or prior to the Closing, the Company will have duly and validly executed and delivered each Ancillary Agreement to which it is a party. This Agreement constitutes, and upon execution and delivery each Ancillary Agreement to which the Company is a party will constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (B) the exercise by courts of equity powers.

Section 4.3 No Conflict. Neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by the Company, nor the consummation of the transactions contemplated hereby or thereby, will (a) directly or indirectly (with or without notice, lapse of time or both) conflict with, result in a breach or violation of, constitute a default under, give rise to any right of revocation, withdrawal, suspension, acceleration, cancellation, termination, modification, imposition of additional obligations or loss of rights under, result in any payment becoming due under, result in the imposition of any Encumbrances on any of the Company Capital Stock or any of the properties or assets of any Acquired Company under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under (i) the Governing Documents of any Acquired Company, or any resolution adopted by the board of directors or stockholders of any Acquired Company, (ii) any Contract to which any Acquired Company is a party, by which any Acquired Company, or any of their respective properties or assets is bound or affected or pursuant to which any Acquired Company is an obligor or a beneficiary or (iii) any Law, Judgment or Governmental Authorization applicable to any Acquired Company or any of their respective businesses, properties or assets; or (b) require any Acquired Company to obtain any Consent or Governmental Authorization of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person, except for (i) the filing by the Purchaser (x) with the California Commissioner of Corporations (the “California Commissioner”) of a permit application under Section 25121 of the California Corporations Code, and a related information statement or other disclosure document (the “Permit Application”), and the issuance by the California Commissioner of a permit under Section 25121 of the California Corporations Code (following a hearing upon the fairness of the terms and conditions of the Merger, conducted pursuant to Section 25142 of the California Corporations Code) for the issuance of the Purchaser Shares to be issued in Merger or (y) if applicable, of a Form S-4 Registration Statement covering the issuance of the Purchaser Shares pursuant to this Agreement (the “Registration Statement”) with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the pre-merger notification requirements under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable U.S. federal and state securities laws and similar laws of any foreign country, except, in the case of clauses (a)(ii) and (iii), where such breach, violation, conflict, default, termination, remedy or relief, as applicable, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.4 Capitalization and Ownership

(a) The authorized Equity Interests of the Company consists solely of: (i) 60,000,000 shares of Common Stock of which 10,226,192 shares are issued and outstanding and 0 shares are held in treasury; (ii) 3,400,000 shares of Series A Preferred Stock, of which 2,743,148 are issued and outstanding and 0 shares are held in treasury; (iii) 2,500,000 shares of Series B Preferred Stock, of which 1,996,680 are issued and outstanding and 0 shares are held in treasury; (iv) 3,150,000 shares of Series C Preferred Stock, of which 2,908,526 are issued and outstanding and 0 shares are held in treasury; (v) 8,300,000 shares of Series D Preferred Stock, of which 8,088,144 are issued and outstanding and 0 shares are held in treasury; (vi) 7,500,000 shares of Series E Preferred Stock, of which 6,541,193 are issued and outstanding and 0 shares are held in treasury; and (vii) 10,000,000 shares of Series F Preferred Stock, of which 7,211,539 are issued and outstanding and 0 shares are held in treasury. Section 4.4(a) of the Company Disclosure Schedule sets forth an accurate and complete list of (a) all Stockholders, indicating the number of shares of Company Capital Stock held by each, and (b) all outstanding Options, indicating (i) the holder thereof, (ii) the number and class or series of Company Capital Stock subject to each Option, and (iii) the exercise price, date of grant, vesting schedule, and expiration date for each Option and any applicable status as an incentive stock option or nonqualified stock option. Section 4.4(a) of the Company Disclosure Schedule also includes a summary of any terms regarding the acceleration of vesting.

(b) The Company has delivered or made available to the Purchaser an accurate and complete copy of the Stock Option Plan. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will, by itself, result in the acceleration of the vesting of any of the Options.

(c) Section 4.4(c) of the Company Disclosure Schedule sets forth for each Subsidiary of the Company (i) its name and jurisdiction of incorporation or organization, (ii) its authorized Equity Interests and (iii) the number of issued and outstanding Equity Interests, the record and beneficial owners thereof and the number of shares held in treasury. No Acquired Company owns, controls or has any rights to acquire, directly or indirectly, any Equity Interests or debt instruments of any Person, except for the Subsidiaries set forth in Section 4.4(c) of the Company Disclosure Schedule. All of the outstanding Equity Interests and other securities of each Subsidiary are owned of record and beneficially by one or more of the Acquired Companies, free and clear of all Encumbrances, in the respective amounts set forth in Section 4.4(c) of the Company Disclosure Schedule.

(d) Except as set forth in this Section 4.4, (i) there are no Equity Interests of any class of any Acquired Company authorized, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, Equity Interests, calls, rights or other Contracts to which any Acquired Company is a party or by which any Acquired Company is bound obligating any Acquired Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional Equity Interests of any Acquired Company, or obligating any Acquired Company to grant, extend, accelerate the vesting of, change the price of, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, or Contract. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Acquired Company. Except as contemplated by the Voting Agreements, there are no Contracts to which any Acquired Company is a party or by which it is bound with respect to the voting (including voting trusts or proxies), registration under the Securities Act or any foreign securities Law, or the sale or transfer (including Contracts imposing transfer restrictions) of any Equity Interests of any Acquired Company. No holder of Indebtedness of any Acquired Company has any right to convert or exchange such Indebtedness for any Equity Interests of any Acquired Company. No holder of Indebtedness of any Acquired Company has any rights to vote for the election of directors of any Acquired Company or to vote on any other matter.

(e) All of the issued and outstanding shares of Company Capital Stock and the issued and outstanding Equity Interests of each Subsidiary are, and all shares of Company Capital Stock issuable upon conversion of the Preferred Stock or upon exercise of the Options will be (upon issuance in accordance with the respective terms of such Preferred Stock or Options), duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right. All of the issued and outstanding shares of Company Capital Stock, the issued and outstanding Equity Interests of each Subsidiary and the Options have been issued in compliance in all material respects with all applicable Laws.

(f) There are no obligations, contingent or otherwise, of any Acquired Company to repurchase, redeem or otherwise acquire any Equity Interests of any Acquired Company. No Acquired Company is subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other Person.

Section 4.5 Financial Statements

(a) Attached as Section 4.5 of the Company Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”):

(i) audited consolidated balance sheets of the Acquired Companies as of September 30, 2008, September 30, 2009 and September 30, 2010 (the most recent of which, the “Balance Sheet”) and the related audited consolidated statements of income, changes in stockholders’ equity and cash flows for each of the fiscal years ending on September 30, 2008, September 30, 2009 and September 30, 2010, including in each case any notes thereto, together with the report thereon of Ernst & Young LLP, independent certified public accountants; and

(ii) an unaudited consolidated balance sheet of the Acquired Companies as of March 31, 2011 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the five months then ended.

(b) The Financial Statements (including the notes thereto) are correct and complete in all material respects, are consistent in all material respects with the books and records of the Acquired Companies and have been prepared in accordance with GAAP (except that the interim financial statements are subject to normal recurring year-end adjustments, the effect of which will not, individually or in the aggregate, be material). The Financial Statements fairly present, in all material respects, the financial condition, results of operations, changes in stockholders’ equity and cash flows of the Acquired Companies as of the respective dates and for the periods indicated therein. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the financial statements of the Company.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, each transaction of the Acquired Companies has been properly and accurately recorded on the books and records of the Acquired Companies and each document on which entries in the Acquired Companies’ books and records are based (including purchase orders, customer or company invoices and service Contracts) is accurate and complete in all respects. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies maintain a system of internal accounting controls, internal controls over financial reporting and disclosure controls and procedures adequate to ensure that (i) the integrity of their financial statements is maintained, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, (iii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for assets, (iv) all transactions are executed in accordance with management’s general or specific authorizations and (v) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Each of the Subsequent Monthly Financial Statements will, when delivered to the Purchaser pursuant to Section 6.15, (i) be consistent in all material respects with the books and records of the Acquired Companies and (ii) have been prepared in accordance with GAAP (subject to normal recurring year-end adjustments, the effect of which will not, individually or in the aggregate, be material, and the absence of notes).

Section 4.6 Books and Records. The books of account, minute books, stock record books and other records of each Acquired Company, all of which have been made available to the Purchaser, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of each Acquired Company contain records of all corporate action taken by, the respective Acquired Company’s stockholders, directors and directors’ committees, which are accurate and complete in all material respects. At the Effective Time, all of such books and records will be in the possession of the respective Acquired Company.

Section 4.7 Accounts Receivable; Bank Accounts

(a) All Accounts Receivable are reflected properly on the Balance Sheet, the Interim Balance Sheet or the accounting records of the Acquired Companies as of the Closing Date and represent or will represent valid obligations arising from sales actually made or services actually performed or advance invoices permitted by Contract in the Ordinary Course. To the Company’s Knowledge, such Accounts Receivable will as of the Closing Date be collectible, net of the respective reserve set forth in the corresponding line items on the accounting records of the Acquired Companies as of the Closing Date (which reserves have been calculated consistent with the past custom and practice of the Acquired Companies, GAAP and Schedule II). No counter-party to any Account Receivable is currently contesting payment or claiming any defense to payment of or right to set-off against any Account Receivable, either with respect to its validity or amount, other than returns in the Ordinary Course. Section 4.7(a) of the Company Disclosure Schedule sets forth an accurate and complete list and the aging of all Accounts Receivable as of the date of the Interim Balance Sheet.

(b) Section 4.7(b) of the Company Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which any Acquired Company has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.

Section 4.8 Inventory. All Inventory of the Acquired Companies is of a quality and quantity usable and, with respect to finished goods, salable in the Ordinary Course, except for such Inventory that is slow-moving, obsolete, damaged, defective or of below-standard quality, all of which has been written off or written down to net realizable value in the accounting records of the Acquired Companies in accordance with the past custom and practice of the Acquired Companies. The values at which such Inventory is carried reflect the Inventory valuation policy of the Company, which is in accordance with GAAP. Since the date of the Interim Balance Sheet, the Acquired Companies have continued to replenish Inventory in the Ordinary Course and at a cost not exceeding market prices prevailing at the time of purchase. No Acquired Company has any commitments to purchase Inventory other than in the Ordinary Course.

Section 4.9 No Undisclosed Liabilities. No Acquired Company has any Liability of a type required to be disclosed on a balance sheet (or the notes thereto) prepared in accordance with GAAP except for (a) those accrued or expressly reserved for on the Balance Sheet or the Interim Balance Sheet, (b) those incurred in the Ordinary Course after the date of the Interim Balance Sheet and (c) those which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 Absence of Certain Changes and Events. Since the date of the Interim Balance Sheet, each Acquired Company has conducted its business only in the Ordinary Course, except such changes that have not had or would not reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the Interim Balance Sheet, there has not been with respect to any Acquired Company any:

(a) amendment or authorization of any amendment to any of its Governing Documents (except for the Charter Amendment contemplated by Section 6.19);

(b) change in its authorized or issued Equity Interests, or issuance, sale, grant, repurchase, redemption, pledge or other disposition of or Encumbrance on any Equity Interests, except for grants of Options in the Ordinary Course or the issuance of any Equity Interests upon the exercise of any Options;

(c) split, combination or reclassification of any of its Equity Interests;

(d) declaration, setting aside or payment of any dividend, bonus or other distribution (whether in cash, securities or other property) in respect of any shares of Company Capital Stock;

(e)(i) issuance, incurrence, assumption, guarantee or amendment of any Indebtedness, except in the Ordinary Course, (ii) loans, advances or capital contributions to, or investment in, any other Person, other than in the Ordinary Course or (iii) entry into any hedging Contract or other financial agreement or arrangement designed to protect any Acquired Company against fluctuations in commodities prices or exchange rates;

(f) sale, lease, license, pledge or other disposition of, or any damage to, destruction of or Encumbrance on, any of its properties or assets of value greater than $100,000 (other than sales of inventory and other transactions in the Ordinary Course);

(g) acquisition (i) by merger or consolidation with, or by purchase of all or a substantial portion of the assets or any stock of, or by any other manner, any business or Person or (ii) of any properties or assets that are material to any Acquired Company individually or in the aggregate, except purchases of less than $250,000, in the aggregate, and acquisitions of inventory in the Ordinary Course;

(h)(i) modification, acceleration, cancellation or termination of, or receipt of notice of cancellation or termination of, any Contract (or series of related Contracts) which involves a total remaining commitment by or to any Acquired Company of at least $250,000 or (ii) entry into any Contract (or series of related Contracts) outside of the Ordinary Course;

(i) to the Company’s Knowledge, disclosure of any material secret or confidential Intellectual Property (except by way of issuance of a patent) to any third party, unless such disclosure is subject to a confidentiality or non-disclosure covenant protecting the confidentiality thereof, or lapse or abandonment of any material Company Intellectual Property (or any registration or grant thereof or any application relating thereto);

(j)(i) abandonment, sale, assignment or grant of any security interest in or to any material item of the Company Intellectual Property, including any failure to perform or cause to be performed all applicable filings, recordings and other acts, and pay or caused to be paid all required fees and Taxes, to maintain and protect its interest in such Company Intellectual Property, (ii) grant to any third party of any license with respect to any material Company Intellectual Property, other than licenses of Company Software and platforms to the customers of the Acquired Companies in the Ordinary Course, or (iii) development, creation or invention of any Intellectual Property jointly with any third party (other than such joint development, creation or invention with a third party that is in progress prior to the date of the Interim Balance Sheet);

(k)(i) except as required by Law or contemplated by this Agreement, adoption, entry into, termination or amendment of any Company Plan, collective bargaining agreement or employment, severance or similar Contract, (ii) increase in the compensation or fringe benefits of, or payment of any bonus to, any director, officer, employee or consultant or other independent contractor, (iii) amendment or acceleration of the payment, right to payment or vesting of any compensation or benefits, (iv)payment of any benefit not provided for as of the date of this Agreement under any Company Plan, (v) grant of any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Plans or Contracts or awards made thereunder or (vi) any action, other than in the Ordinary Course to fund or in any other way secure the payment of compensation or benefits under any Company Plan;

(l) cancellation, settlement, release or waiver of any claims or rights (or series of related claims or rights) with a value to any Acquired Company exceeding $50,000;

(m) settlement in connection with any Proceeding involving any Acquired Company;

(n) capital expenditure or other expenditure with respect to property, plant or equipment in excess of $250,000 in the aggregate for the Acquired Companies taken as a whole;

(o) change in accounting principles, methods or practices or investment practices, other than any changes as were necessary to conform with GAAP;

(p) material change in payment or processing practices or policies regarding intercompany transactions;

(q) acceleration or delay in the payment of accounts payable or other Liabilities or in the collection of Accounts Receivable (based on, with respect to the collection of the Accounts Receivable, activities within the control of the Acquired Companies) other than in the Ordinary Course;

(r)(i) making or rescission of any express or deemed election relating to Taxes, (ii) change in its entity classification for U.S. tax purposes, (iii) settlement or compromise regarding any Proceeding, audit or controversy relating to Taxes, (iv) filing of an amended Tax Return, (v) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or (vi) change in any respect the method of reporting any item for Tax purposes; or

(s) agreement by any Acquired Company to do any of the foregoing.

Section 4.11 Assets. Each Acquired Company has good and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material properties and assets, tangible or intangible, free and clear of any Encumbrances other than Permitted Encumbrances. Each Acquired Company owns or leases all material tangible assets used in or necessary to conduct its business as conducted by such Acquired Company. Each such material tangible asset is in good operating condition and repair, ordinary wear and tear excepted, is suitable for the purposes for which it is being used by the applicable Acquired Company.

Section 4.12 Properties

(a) None of the Acquired Companies has fee title (or equivalent) interest in any real property, including any buildings or other structures, facilities or improvements, or any easements, licenses, rights or appurtenances based on owning fee title or equivalent interest in any real property relating to the foregoing. Section 4.12(a) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects by street address, total area, and current owner of all land, buildings and structures and other interests therein that is leased or otherwise occupied by the Acquired Companies, and to the Knowledge of the Company, Encumbrances on such property (other than Permitted Encumbrances) (the “Leased Real Property”).

(b) The Acquired Companies have valid leasehold interests in all of the Leased Real Property, free and clear of any Encumbrance, except for Permitted Encumbrances, Encumbrances established in favor of another Acquired Company, those set forth in Section 4.12 of the Company Disclosure Schedule or any easement, servitude, right of access, right of way, right of passage, limitation on designated use or assigned category or relating to common utilities or public infrastructure or necessary for normal maintenance, including those pertaining to electricity and communications cables, power transmission, gas or heating pipelines, sewerage, water supplies, cultural, scientific, aesthetic and historical heritage, sanitary, health and safety, environment protection, zoning, building and the disabled, or any other Encumbrance, none of which materially adversely affect (i) the use of the Leased Real Property by any Acquired Company or (ii) the conduct of the business of any Acquired Company, in each case, in the Ordinary Course.

(c) The Leased Real Property constitutes all real property necessary for the material conduct or material operation of the business of the Acquired Companies as currently conducted or operated by the Acquired Companies.

Section 4.13 Intellectual Property

(a) All Intellectual Property owned, created, acquired, licensed or used by any Acquired Company (the “Company Intellectual Property”) constitutes all of the Intellectual Property used in or necessary to conduct the businesses of the Acquired Companies as conducted by the Acquired Companies. The Acquired Companies are the sole owners of all right, title and interest in and to the Owned Intellectual Property, including ownership of pending and accrued causes of action for infringement and misappropriation and the sole and exclusive right to bring actions for infringement and misappropriation. The execution and delivery by the Company of this Agreement and the Ancillary Agreements, the consummation of the Merger and the fulfillment of the terms, conditions and provisions of this Agreement and the Ancillary Agreements to which the Company is a party will not give rise to any right of, or result in any, revocation, withdrawal, suspension, acceleration, cancellation, termination, modification, imposition of additional obligations, or loss of rights with respect to, or any payment becoming due in respect of, or the imposition of any Encumbrances on any of the Company Intellectual Property. Immediately after the Closing, the Acquired Companies will be the sole owners of, and will have valid title to, the Owned Intellectual Property, and will have the right to use, license and transfer the Company Intellectual Property in the same manner and on the same terms and conditions that the Acquired Companies had immediately prior to the Closing.

(b) With respect to the Owned Intellectual Property, Section 4.13(b) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects (by name and owner, and where applicable, registration number and jurisdiction of registration, application and status of such application, certification and filing) of (i) all Patent Rights, Marks and Names (other than goodwill), copyright registrations, and copyright registration applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) and (ii) all Software. No Acquired Company has (x) transferred ownership or co-ownership of, or granted an exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property that is Owned Intellectual Property to any other Person or (y) permitted any Acquired Company’s rights in such Owned Intellectual Property to be abandoned or cancelled or to enter into the public domain, except to the extent such abandonment or cancellation occurs or has occurred at the election of the Company during the ordinary course of prosecuting applications relating to the Owned Intellectual Property in a domestic or foreign patent office or other governmental institution. None of the Owned Intellectual Property set forth on Schedule 4.13(b) with respect to clause (i) of the second preceding sentence has been abandoned or cancelled. Section 4.13(b) of the Company Disclosure Schedule further identifies all Contracts under which any Acquired Company has granted any license or other right, whether exclusive or non-exclusive, in or to any of the Company Intellectual Property to any Person, other than a non-exclusive license granted by an Acquired Company in the Ordinary Course to a purchaser or licensee of any of its products. No Acquired Company has consented in writing to, approved in writing, or agreed in writing to any use or utilization of any Company Intellectual Property other than under any such Contract or under any such non-exclusive license of Company Intellectual Property.

(c) Section 4.13(c) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of all Intellectual Property that any third party has licensed or sublicensed to any Acquired Company or otherwise authorized any Acquired Company to use (the “Third Party Intellectual Property”), including a list of all related Contracts (provided the Company need not separately list licenses of Internally Used Shrinkwrap Software). Each Acquired Company has valid and legally enforceable license rights to, or other rights to use, any Third Party Intellectual Property that is used by such Acquired Company in the manner in which such Third Party Intellectual Property is currently used by such Acquired Company. No Acquired Company has granted any sublicense or other right with respect to any such Third Party Intellectual Property except solely under such Contract identified in Section 4.13(c) of the Company Disclosure Schedule or under any other Contract providing for the non-exclusive license of Company Intellectual Property to any Person granted by an Acquired Company in the Ordinary Course to a purchaser or licensee of any of its products. No third party that has licensed Third Party Intellectual Property to any Acquired Company has ownership rights or license rights to improvements or derivative works made by or for any Acquired Company based on such Third Party Intellectual Property.

(d) The Owned Intellectual Property is free of all payment obligations (other than any maintenance or other fees required to be paid to governmental institutions in order to maintain such Owned Intellectual Property in force and effect) and is not subject to any Judgments or limitations or restrictions on use. No Person has any rights in the Owned Intellectual Property that could cause any reversion or renewal of rights in favor of that Person or termination of any Acquired Company’s rights in the Owned Intellectual Property. All payments due for any use of any Third Party Intellectual Property have been paid, and no Acquired Company is in default or breach of any material provision of any Contract pursuant to which any Third Party Intellectual Property has been licensed or provided or its use permitted by an Acquired Company. There is no Proceeding, Judgment, Contract or other arrangement that prohibits or restricts any Acquired Company from carrying on its business, or any portion of it, anywhere in the world or from any use of the Company Intellectual Property.

(e) All Patent Rights, Marks and Names, and copyrights included in the Owned Intellectual Property are subsisting, and to the Company’s Knowledge are valid, under applicable Law for those respective categories of Intellectual Property. To the Company’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to render any of the Owned Intellectual Property invalid or unenforceable. To the Company’s Knowledge (without any requirement for investigation by any of the individuals included in such definition), all Patent Rights, Marks and Names, and copyrights that are Third Party Intellectual Property, are valid and subsisting under applicable Law for those respective categories of Intellectual Property. All necessary registration, maintenance and renewal fees in connection with each item of material Owned Intellectual Property subject to a patent, registration, or application have been made and all necessary documents and certificates have been filed with the relevant patent, copyright, trademark or other authorities for purposes of maintaining or keeping such Intellectual Property subsisting. There are no actions that must be taken within 60 days of the Closing Date for the purposes of maintaining, perfecting, preserving or renewing any material Company Intellectual Property, including the payment of any registration, maintenance, annuity or renewal fees or the filing of any documents, applications or certificates. All Patent Rights, Marks and Names, and copyright registrations and copyright registration applications with respect to any material Owned Intellectual Property have been duly filed and maintained. The Company has delivered or made available to the Purchaser: (i) all material files with respect to all Patent Rights and invention disclosures, each as amended to date, included in the Owned Intellectual Property; (ii) all material files with respect to Marks and Names, each as amended to date, included in the Owned Intellectual Property; and (iii) accurate and complete copies of all maintenance documents and all other written documentation evidencing ownership and prosecution of each such item.

(f) No Acquired Company has agreed to indemnify, defend or otherwise hold harmless any other Person with respect to Losses resulting or arising from the Company Intellectual Property, except under the Company’s standard forms, which forms are subject to modifications in the Ordinary Course, which modifications do not materially deviate from the range of terms described in Section 4.13(c) of the Company Disclosure Schedule, and those other Contracts listed in Section 4.13(c).

(g) To the Company’s Knowledge (without any requirement for investigation by any of the individuals included in such definition), no Person has used or disclosed (other than authorized uses and disclosures in accordance with the Contracts listed in Sections 4.13(b) and 4.13(c) of the Company Disclosure Schedule), infringed or misappropriated any of the Owned Intellectual Property or any Third Party Intellectual Property exclusively licensed to any Acquired Company. Immediately after the Closing, the Acquired Companies will have sole rights to bring actions for infringement or misappropriation of the Owned Intellectual Property. No Acquired Company has commenced or threatened in writing any Proceeding, or asserted in writing any allegation or claim, against any Person in six (6) years prior to the date hereof for infringement or misappropriation of the Company Intellectual Property or breach of any Contract involving the Company Intellectual Property.

(h) To the Company’s Knowledge, neither the conduct of the businesses of the Acquired Companies nor any products or services of the Acquired Companies using, including or covered by any Company Intellectual Property, infringe or misappropriate any other Person’s Intellectual Property rights or constitute unfair competition or trade practices under any Law. No Acquired Company has received written notice or, to the Company’s Knowledge, other notice in six (6) years prior to the date hereof of any pending or threatened Proceeding or any allegation or claim in which any Person alleges that any Acquired Company, its business, products or services, or the Company Intellectual Property has violated any Person’s Intellectual Property rights. As of the date hereof, there are no pending disputes between any Acquired Company and any other Person relating to the Company Intellectual Property.

(i) Each Acquired Company has taken all commercially reasonable steps necessary to protect, preserve and maintain the confidentiality of all trade secrets and confidential business information included in the Company Intellectual Property. All Persons who have received trade secrets or other confidential information of any kind of any Acquired Company have entered into written confidentiality agreements with such Acquired Company to protect the secret or confidential status of such information, and, to the Company’s Knowledge, no Person has defaulted under or breached any term of any such agreement. Each Acquired Company has taken all commercially reasonable steps necessary to protect the confidentiality of information provided to such Acquired Company by any other Person. In each case in which any Acquired Company has acquired any of the Owned Intellectual Property through or from any current or former employee, consultant, independent contractor or other Person, such Acquired Company has obtained a valid and enforceable written assignment agreement, substantially in the form set forth in Section 4.13(i) of the Company Disclosure Schedule, sufficient to irrevocably transfer all rights, title and interest in that Intellectual Property to the Acquired Company to the extent any such rights did not become the sole property of the Acquired Company by operation of Law. To the Company’s Knowledge, none of those current or former employees, consultants, independent contractors or other Persons has violated any of those agreements.

(j) Each Acquired Company has taken and takes commercially reasonable steps to assure that all Software and data residing on its computer networks or licensed or otherwise distributed to customers is free of any Malicious Code. None of the Company Intellectual Property contains any Software or other mechanism of any kind designed to disrupt, disable or harm in any manner the operation of any software or hardware or other business processes or to misuse, or to gain or permit unauthorized access to or misappropriate any business or personal information, including any viruses, worms, bombs, backdoors, clocks, timers, or other disabling device code, or designs or routines that cause software or information to stop functioning temporarily or permanently, be erased, inoperable, or otherwise incapable of being used, either automatically or with passage of time or upon command (collectively, “Malicious Code”).

(k) All Software that is or that underlies or is utilized in any Owned Intellectual Property of an Acquired Company does not, to the Company’s Knowledge, incorporate, depend upon or require for its functionality any Software or other Intellectual Property that is not either Owned Intellectual Property or Third Party Intellectual Property licensed to such Acquired Company. None of the Owned Intellectual Property, and to the Knowledge of Company, any Third Party Intellectual Property that is part of Company Intellectual Property, was developed using any Governmental Authority or university funding or facilities, nor was it obtained from a Governmental Authority or university. No Acquired Company is a member of, or is obligated to license or disclose any Intellectual Property to, any official or de facto standards setting or similar organization or to any organization’s members. Except solely for the Open Source Software set forth in Section 4.13(k) of the Company Disclosure Schedule, none of the Owned Intellectual Property and, to the Knowledge of the Company, none of the Third Party Intellectual Property, constitutes, comprises, or includes any Open Source Software. The Open Source Software set forth in Section 4.13(k) of the Company Disclosure Schedule is used solely in connection with the Company’s ATCA and compact PCI products.

Section 4.14 Contracts

(a) As of the date of this Agreement, Section 4.14(a) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of each Contract (or group of related Contracts) that is currently in effect to which any Acquired Company is a party, by which any Acquired Company or any of their respective properties or assets is bound or affected or pursuant to which any Acquired Company is an obligor or a beneficiary, which:

(i) is for the purchase or sale of materials, supplies, goods, services, equipment or other assets that involves an amount or value in excess of $250,000;

(ii) is for capital expenditures in excess of $250,000;

(iii) is a mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Contract relating to Indebtedness, other than accounts receivables and payables in the Ordinary Course;

(iv) is a lease or sublease of any real or personal property, or that otherwise affects the ownership of, leasing of, title to, or use of, any real or personal property (other than personal property leases and conditional sales agreements having a value per item or aggregate payments of less than $100,000 and a term of less than one year);

(v) is a Company Employment Agreement or otherwise is for the employment of, or receipt of any services from, any employee, director or officer of any Acquired Company or any other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $100,000;

(vi) provides for severance, termination, change in control or similar pay or benefits to any current or former directors, officers, employees or consultants or other independent contractors of any Acquired Company;

(vii) provides for a loan or advance of any amount to any director or officer of any Acquired Company, other than advances for travel and other appropriate business expenses in the Ordinary Course;

(viii) any Contract to make, sell or distribute any of the Acquired Companies’ products, services or technology;

(ix) any Contract pursuant to which any Acquired Company has any Equity Interest of any other Person or business enterprise;

(x) contains any covenant materially limiting the right of any Acquired Company to engage in such Acquired Company’s line of business or to compete (geographically or otherwise) with any Person, granting any “most favored nations” or similar rights or otherwise prohibiting or limiting the right of any Acquired Company to make, sell or distribute any products or services;

(xi) involves payments based, in whole or in part, on profits, revenues, fee income or other financial performance measures of any Acquired Company;

(xii) is a power of attorney granted by or on behalf of any Acquired Company;

(xiii) is a written warranty, guaranty or other similar undertaking with respect to contractual performance extended by any Acquired Company other than in the Ordinary Course;

(xiv) is a settlement agreement with respect to any pending or threatened Proceeding entered into within five years prior to the date of this Agreement, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of any Acquired Company in the Ordinary Course in connection with routine cessation of such employee’s or independent contractor’s employment with or retention by any Acquired Company or (B) settlement agreements for cash only (which has been paid) and does not exceed $50,000 as to such settlement; or

(xv) was entered into other than in the Ordinary Course and involves an amount or value in excess of $250,000.

(b) The Company has delivered or made available to the Purchaser an accurate and complete copy (in the case of each written Contract) or an accurate and complete written summary (in the case of each oral Contract) of each Contract required to be listed in Section 4.14(a) of the Company Disclosure Schedule. With respect to each such Contract required to be listed:

(i) the Contract is legal, valid, binding, enforceable and in full force and effect except to the extent it has previously expired in accordance with its terms or except as enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (B) the exercise by courts of equity powers;

(ii) each Acquired Company and, to the Company’s Knowledge, the other parties to the Contract have performed in all material respects all of their respective obligations required to be performed under the Contract; and

(iii) neither any Acquired Company nor, to the Company’s Knowledge, any other party to the Contract is in material breach or default under the Contract and no event has occurred or circumstance exists that (with or without notice, lapse of time or both) would constitute a material breach or default by any Acquired Company or, to the Company’s Knowledge, by any such other party, or give rise to any right of revocation, withdrawal, suspension, acceleration, cancellation, termination, modification, imposition of additional obligations or loss of rights under, result in any payment becoming due under, result in the imposition of any Encumbrances on any of the Company Capital Stock or any of the properties or assets of any Acquired Company under, or otherwise give rise to any right on the part of any Person to exercise any material remedy or obtain any relief under, the Contract, nor has any Acquired Company given or received written notice or other written communication or, to the Company’s Knowledge any other notice, alleging the same.

(c) To the Company’s Knowledge, no director, employee or consultant or other independent contractor of any Acquired Company is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights agreement, with any other Person that in any way adversely affects (i) the performance of his or her duties for the Acquired Companies, (ii) his or her ability to assign to any Acquired Company rights to any invention, improvement, discovery or information relating to the businesses of the Acquired Companies or (iii) the ability of any Acquired Company to conduct its business as currently conducted.

(d) No Acquired Company is, nor has any Acquired Company at any time within the past five years prior to the date hereof, been party to (or subcontractor with respect to) any Contract with (i) any Governmental Authority or (ii) any prime contractor to any Governmental Authority.

Section 4.15 Tax Matters

(a) All material Tax Returns due and required to be filed by, on behalf of, with respect to or that include any Acquired Company, have been timely filed with the appropriate Governmental Authority. All Taxes shown on such Tax Returns, and all other material Taxes otherwise due in respect of any Acquired Company, have been timely paid in full. All such Tax Returns are true, correct and complete in all material respects. The Acquired Companies have delivered or made available to the Purchaser complete copies of all federal, state, local and foreign material Tax Returns, examination reports, proposed adjustments and statements of deficiency of, with respect to, or that include an Acquired Company since December 31, 2006.

(b) No Acquired Company is under audit or examination, and no audit or examination is pending or, to the Company’s Knowledge, threatened in writing, by any Governmental Authority with respect to Taxes. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or collection of any Tax or deficiency of any nature against any Acquired Company. There are no requests for information currently outstanding with respect to Taxes of any Acquired Company. There are no Proceedings now pending or, to the Company’s Knowledge, threatened in writing against any Acquired Company with respect to, or for the assessment or collection of, any Tax, or any Claims for any additional Tax asserted in writing by any Governmental Authority.

(c) No Claim has been made by any Governmental Authority in a jurisdiction where any Acquired Company does not file a Tax Return that the Acquired Company is or may be subject to taxation by that jurisdiction.

(d) There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any of the assets of any Acquired Company.

(e) All Taxes that any Acquired Company is required by Law to withhold or collect, including sales and use Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, consultant, creditor, stockholder, or other Person, have been properly and timely withheld or collected. All such amounts have been timely and properly deposited with or paid over to the proper Governmental Authority or, to the extent not yet due and payable, are held for such purpose.

(f) The Acquired Companies have properly disclosed on their Tax Returns all positions taken therein that would reasonably be expected to give rise to a penalty under Section 6662 of the Code or any other similar provision of state, local or foreign Law. No Acquired Company has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(g) No Acquired Company is or has been a party to any Tax allocation or Tax sharing agreement.

(h) No Acquired Company has ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which the Company is the common parent, and no Acquired Company has any Liability for Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of foreign, state or local Law), as a transferee or successor, by Contract or otherwise. No Acquired Company has engaged in any transaction which income (including gain) was deferred or not otherwise recognized, but which would be recognized or otherwise triggered upon a deconsolidation of the Company’s consolidated group.

(i) During the current fiscal year and, to the Knowledge of the Company, for the previous five fiscal years, no Acquired Company has claimed or been granted exemptions from Taxes in connection with any reorganization or merger.

(j) No Acquired Company has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(k) No Acquired Company (i) is (or has been) a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity, (iii) is (or has been) a “personal holding company” as defined in Section 542 of the Code, (iv) is (or has been) a “passive foreign investment company” as defined in Section 1297 of the Code, or (v) is (or has been) an S-Corporation within the meaning of Section 1361 of the Code.

(l) No Governmental Authority has asserted in writing that any of the transactions between the Acquired Companies have not been conducted on an arm’s length basis, and, to the Company’s Knowledge, no Governmental Authority has threatened or proposed in writing a transfer pricing adjustment with respect to any Acquired Company.

(m) Section 4.15(m) of the Company Disclosure Schedule lists all powers of attorney that have been granted by each Acquired Company with respect to any Tax matter that remains outstanding as of the date hereof.

(n) No Acquired Company is a party to any agreement with, or ruling granted by, any Governmental Authority with respect to Taxes.

(o) There is no taxable income of any Acquired Company that will be required under applicable Tax Law to be reported by the Purchaser or any of its Affiliates (including, following the Closing, the Surviving Corporation and the other Acquired Companies) for a period beginning after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date, including as a result of an installment sale or open transaction disposition made on or prior to the Closing Date or prepaid amount received (outside of the Ordinary Course) on or prior to the Closing Date.

(p) The Balance Sheet contains adequate reserves for all unpaid Taxes of the Acquired Companies through the periods covered thereby.

Section 4.16 Employee Benefit Matters

(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a list as of the date hereof that is accurate and complete in all material respects of all Company Plans.

(b) The Company has delivered or made available to the Purchaser an accurate and complete copy of (i) each writing that sets forth the terms of each Company Plan, including plan documents, plan amendments, any related trusts, all summary plan descriptions and other plan summaries and descriptions furnished to participants and beneficiaries, (ii) all material employment manuals, handbooks and policies of each Acquired Company, (iii) a written description of any Company Plan that is not otherwise in writing, (iv) all registration statements filed with respect to any Company Plan, (v) all insurance policies purchased by or to provide benefits under any Company Plan, (vi) the Form 5500 filed in each of the most recent three plan years with respect to each Company Plan, if applicable, including all schedules thereto, financial statements and the opinions of independent accountants, (vii) all material notices with respect to any Company Plan that were given by any Acquired Company, any ERISA Affiliate or any Company Plan to any Governmental Authority (including the IRS or the United States Department of Labor (the “DOL”)) since January 1, 2008, (viii) all notices with respect to any Company Plan that were given by any Acquired Company, any ERISA Affiliate or any Company Plan to any participant or beneficiary pursuant to statute since January 1, 2008, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events that would result in any Liability to any Acquired Company, (ix) all material notices with respect to any Company Plan that were given by any Governmental Authority (including the IRS or the DOL) to any Acquired Company, any ERISA Affiliate or any Company Plan since January 1, 2008, and (x) with respect to any Company Plan that is a pension plan, as defined in Section 3(2) of ERISA (a “Pension Plan”), that is intended to meet the requirements of Section 401(a) of the Code (a “Qualified Plan”), the most recent determination or opinion letter issued by the IRS for each such Company Plan.

(c) Neither any Acquired Company nor any ERISA Affiliate has, during the six year period prior to the date of this Agreement, established, maintained or contributed to, or had an obligation to maintain or contribute to, any (i) multiemployer plan as defined in Section 3(37)(A) of ERISA (a “Multiemployer Plan”), (ii) Pension Plan subject to Title IV of ERISA (a “Title IV Plan”) or a plan subject to any similar non-United States law relating to defined benefit pension plans, (iii) voluntary employees’ beneficiary association under Section 501(c)(9) of the Code, (iv) organization or trust described in Section 501(c)(17) or 501(c)(20) of the Code, or (v) a Company Plan that is an employee welfare plan described in Section 3(1) of ERISA that has two or more contributing sponsors at least two of which are not under common control within the meaning of Section 3(40) of ERISA. Except as required by the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code (“COBRA”) or other applicable Laws, no Acquired Company provides health or welfare benefits for any retired or former employee, or their beneficiaries or dependents, nor is any Acquired Company obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service.

(d) Each Company Plan is and, during the six year period prior to the date of this Agreement, has been maintained, funded, operated and administered, and each Acquired Company has performed all of its obligations under each Company Plan, in each case in all material respects in accordance with the terms of such Company Plan and in compliance in all material respects with all applicable Laws, including ERISA and the Code. Each Acquired Company has complied in all material respects with the provisions of COBRA, the Health Insurance Portability and Accountability Act of 1996 and the Family and Medical Leave Act of 1993. Each Company Plan and each Company Employment Agreement that provides deferred compensation subject to Section 409A of the Code is in compliance in all material respects with applicable guidance under Section 409A of the Code in form and operation. All nonstatutory stock options granted by any Acquired Company were granted using an exercise price of not less than the fair market value of the underlying shares on the grant date in accordance with applicable guidance under Section 409A of the Code. Since January 1, 2008, all material returns, reports and filings required by any Governmental Authority or which must be furnished to any Person with respect to each Company Plan have been filed or furnished.

(e) During the six year period prior to the date of this Agreement, to the Company’s Knowledge, no transaction prohibited by Section 406 of ERISA and no “prohibited transaction” under Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA has occurred with respect to any Company Plan. No Acquired Company has incurred any penalty or tax with respect to any Company Plan. All contributions and payments made or accrued with respect to all Company Plans are deductible under Section 162 or 404 of the Code. Except for routine claims for benefits submitted by participants or beneficiaries, no claim against, or Proceeding involving, any Company Plan or any fiduciary thereof is pending or, to the Company’s Knowledge, is threatened, which would reasonably be expected to result in any material Liability, direct or indirect (by indemnification or otherwise) of any Acquired Company to the DOL, the IRS or any other Person. No Proceeding has been concluded that resulted in any Liability of any Acquired Company or any ERISA Affiliate under any Company Plan or Company Employment Agreement that has not been fully discharged. No Contract with the IRS is being or has been negotiated with respect to any Company Plan, no Qualified Plan has been subject to a correction under the Employee Plan Compliance Resolution System as described in Revenue Procedure 2008-50 (or any successor Revenue Procedure) and no Company Plan has been submitted to the DOL under its voluntary fiduciary correction program, in each case that could result in any Liability of any Acquired Company or ERISA Affiliate.

(f) Each Qualified Plan of each Acquired Company has received a favorable determination or opinion letter from the IRS that it is qualified under Section 401(a) of the Code and that its related trust is exempt from federal income Tax under Section 501(a) of the Code, and each such Qualified Plan complies in form and in operation in all material respects with the requirements of the Code and meets the requirements of a “qualified plan” under Section 401(a) of the Code in all material respects. To the Company’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to disqualification or loss of Tax-exempt status of any such Qualified Plan or trust. Each Company Plan required to have been registered or approved by any non-United States Governmental Authority has been so registered or approved, as the case may be, no such approval has been revoked (nor, to the Company’s Knowledge, has revocation been threatened) and no event has occurred since the date of such registration or approval that, to the Company’s Knowledge, would reasonably be expected to materially affect any such registration or approval.

(g) Each Acquired Company has the right to modify and terminate benefits (other than pensions) under each Company Plan with respect to both retired and active employees. No individual classified as a non-employee for purposes of receiving employee benefits (such as an independent contractor, leased employee, consultant or special consultant), regardless of treatment for other purposes, is eligible to participate in or receive benefits under any Company Plan. Each Company Plan sponsored by each Acquired Company permits assumption thereof by the Purchaser or its Subsidiaries upon the Closing without the consent of the participants or any other Person.

(h) The consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will not cause accelerated vesting, payment or delivery of, or increase the amount or value of any payment or benefit under or in connection with any Company Plan or any Company Employment Agreement or constitute a “deemed severance” or “deemed termination” under any Company Plan or Company Employment Agreement otherwise with respect to, any director, officer, employee, or former director, former officer or former employee of any Acquired Company and will not result in any material breach or violation of, or a material default under, any Company Plan or any Company Employment Agreement. No Acquired Company has made or become obligated to make, and except as set forth in the information provided by the Company pursuant to Section 6.13, no Acquired Company will as a result of the consummation of the transactions contemplated by this Agreement become obligated to make, any payments that could be nondeductible by reason of Section 280G of the Code (without regard to subsection (b)(5)(B) thereof) or Section 162(m) of the Code (or any corresponding provision of foreign, state or local Law), nor will any Acquired Company be required to “gross up” or otherwise compensate any individual because of the imposition of any excise Tax by reason of Section 4999 of the Code or additional tax by reason of Section 409A of the Code on such a payment to the individual.

(i) The Retention Plan Pool is the maximum amount payable by the Company under the Retention Plan. The Company has provided the Purchaser with its preliminary list, as of the date of this Agreement, of all Company Employees or other individuals who are or may at any time be entitled to any payments, distributions or benefits under the Retention Plan and the percentage interests in the Retention Plan of such Company Employees or other individuals, which Company Employees and other individuals and percentage interests are subject to change prior to the Effective Time (but none of which changes shall cause the aggregate Retention Plan Interests to exceed 100%). The obligations of the Purchaser, the Surviving Corporation and the other Acquired Companies under the Retention Plan are limited solely to the payments and distributions expressly required to be made by or on behalf of the Purchaser or the Surviving Corporation (including by the Exchange Agent or the Escrow Agent) to the Retention Plan Participants under this Agreement, which payments and distributions shall not, in the aggregate, exceed the Retention Plan Pool (giving effect to any Purchaser Shares received by Retention Plan Participants under the Agreement based on their interests in the Retention Plan at the Per Purchaser Share Value).

Section 4.17 Employment and Labor Matters

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of all employees performing services for any Acquired Company as of the date hereof, including each employee on leave of absence, along with the position, date of hire, compensation and benefits, scheduled increases in compensation and benefits, scheduled promotions, accrued but unused sick, vacation, annual or other leave, leave status (including type of leave and expected duration) and service credited for purposes of vesting and eligibility to participate under any Company Plan with respect to such Persons. To the Company’s Knowledge, no officer, key employee or group of employees of any Acquired Company intends to terminate his, her or their employment with any Acquired Company.

(b) Section 4.17(b) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of all individuals currently performing services for any Acquired Company who are classified as independent contractors, temporary employees or consultants and not as employees (collectively, “Contractors”), along with the name of the Acquired Company for which each Contractor is performing services, the date of engagement and the compensation of each such individual, and whether the relevant Acquired Company is party to a written agreement with such individual. No individual classified as a Contractor has been held to be, or, based on applicable Law and such services rendered by such Contractor to the applicable Acquired Company, would reasonably be deemed, a Company Employee. No individual, group of individuals or Governmental Authority has commenced, or to the Company’s Knowledge, threatened any claims, causes of action, complaints or audits which characterize or could lead to a finding that a Contractor is a Company Employee. To the Company’s Knowledge, no Contractor intends to terminate his or her relationship with an Acquired Company, except in the ordinary course pursuant to the terms of engagement by the Acquired Company. Furthermore, there are no written agreements with any Contractor which are not terminable by an Acquired Company upon providing notice of 30 days or less.

(c) Neither any Acquired Company nor any ERISA Affiliate is, or has been, a party to or bound by any collective bargaining, works council, employee representative or other Contract with any labor union, works council or representative of any employee group, nor is any such Contract being negotiated by any Acquired Company or ERISA Affiliate. The Company has no Knowledge of any union organizing, election or other activities made or threatened at any time within the past three years by or on behalf of any union, works council, employee representative or other labor organization or group of employees with respect to any employees of any Acquired Company. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

(d) Since January 1, 2008, no Acquired Company has experienced any labor strike, picketing, slowdown, lockout, material employee grievance process or other work stoppage or material labor dispute, nor to the Company’s Knowledge is any such action threatened. To the Company’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to any such action, nor does any Acquired Company contemplate a lockout of any employees.

(e) Each Acquired Company has complied in all material respects with all applicable Laws and its own policies relating to labor and employment matters, including fair employment practices, terms and conditions of employment, contractual obligations, equal employment opportunity, nondiscrimination, anti-harassment, nonretaliation, affirmative action, labor rights, disability rights and benefits, employee leaves, immigration, wages, hours, benefits, workers’ compensation, secondment and temporary employees, expatriate arrangements and international assignments, contractors and consultants, whistle blowing, payment and withholding of social security, employment, payroll and similar Taxes, data protection, unemployment insurance, employee termination (actual or constructive), occupational health and safety, plant closures, layoffs and collective dismissals and changes in operations.

(f) There is no Proceeding pending or, to the Company’s Knowledge, threatened against any Acquired Company relating to the alleged violation by any Acquired Company (or its directors or officers) of any Law pertaining to labor relations, immigration or employment matters. There has not been any charge or complaint of unfair labor practice filed or, to the Company’s Knowledge, threatened against any Acquired Company before the National Labor Relations Board or any other Governmental Authority since January 1, 2008. Since January 1, 2008, there has been no complaint, claim or charge of discrimination filed or, to the Company’s Knowledge, threatened, against any Acquired Company with the Equal Employment Opportunity Commission or any other Governmental Authority.

(g) Since January 1, 2008, no Acquired Company has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, or any similar foreign, state or local Law, and no such action will be implemented without advance notification to the Purchaser. Section 4.17(g) of the Company Disclosure Schedule sets forth an accurate and complete list of all employees of the Acquired Companies who have been terminated or laid off, or whose hours of work have been reduced by more than 50% by any Acquired Company, in the six months prior to the date of this Agreement.

Section 4.18 Environmental, Health and Safety Matters

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Acquired Company is, and at all times since January 1, 2006 has been, in compliance in all material respects with all, and not subject to any material Liability under any, Environmental Laws and Occupational Safety and Health Laws. Without limiting the generality of the foregoing, each Acquired Company has obtained and complied in all material respects with all Governmental Authorizations that are required to be obtained and complied with by it pursuant to Environmental Laws and Occupational Safety and Health Laws for the occupation of their facilities and the operation of their businesses. An accurate and complete list of all such material Governmental Authorizations is set forth in Section 4.18(a) of the Company Disclosure Schedule.

(b) Since January 1, 2006, no Acquired Company has received any written notice, written report or other written communication or information, or to the Company’s Knowledge, any other notice regarding (i) any actual or alleged violation of, or failure to comply with, any Environmental Law or Occupational Safety and Health Law or (ii) any Liability relating to any Acquired Company or any real property ever owned by any Acquired Company arising under any Environmental Law or Occupational Safety and Health Law.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, no Acquired Company has treated, stored, disposed of, arranged for the disposal of, transported, handled, generated, manufactured, distributed, exposed any Person to or released any substance, including any Hazardous Material, or owned or operated any property or facility, in a manner that has given rise to or would reasonably be expected to give rise to any material Liability, including any Liability for fines, penalties, response costs, corrective costs, personal injury, property damage, natural resources damage or attorneys’ fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Solid Waste Disposal Act, or any other Environmental Law or Occupational Safety and Health Law.

(d) No Acquired Company has, either expressly or by operation of Law, assumed, undertaken, provided an indemnity with respect to or otherwise become subject to any material Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law.

(e) Section 4.18(e) of the Company Disclosure Schedule sets forth an accurate and complete list of, and the Company has delivered or made available to the Purchaser accurate and complete copies of, all environmental reports, investigations and audits possessed by any Acquired Company that were obtained from, or conducted by or on behalf of any Acquired Company by any Governmental Authority or any other third party since January 1, 2006 and relating to properties and facilities currently or previously owned, leased, operated or controlled by any Acquired Company.

Section 4.19 Compliance with Laws, Judgments and Governmental Authorizations

(a) Without limiting the scope of any other representation in this Agreement, each Acquired Company is in compliance and has at all times within the past five years been in compliance in all respects with all Laws, Judgments or Governmental Authorizations applicable to it or to the conduct of its business or the ownership or use of any of its properties or assets, except for any such defaults or violations or instances of non-compliance that would not reasonably be expected to have a Company Material Adverse Effect. No Acquired Company has received at any time within the past five years any written notice or other written communication, or to the Company’s Knowledge, any other notice from any Governmental Authority or any other Person regarding any actual, alleged or potential violation of, or failure to comply with, any applicable material Law, Judgment or Governmental Authorization, any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization, or any actual, alleged or potential obligation on the part of any Acquired Company to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.

(b) Section 4.19(b) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of all material Governmental Authorizations held by any Acquired Company or that otherwise relates to the business of, or any of the assets owned or used by, any Acquired Company and that are necessary for such Acquired Company to operate its business or own or use its material assets, all of which are valid and in full force and effect. The Governmental Authorizations listed in Section 4.19(b) of the Company Disclosure Schedule collectively constitute all of the material Governmental Authorizations necessary to permit the Acquired Companies to conduct their businesses lawfully in the manner in which they currently conduct such businesses and to permit the Acquired Companies to own and use their assets in the manner in which they currently own and use such assets.

(c) Section 4.19(c) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of all Judgments issued in the last three years to which any Acquired Company, or to the Company’s Knowledge, any of the properties or assets owned or used by any Acquired Company, is or has been subject. To the Company’s Knowledge, no director, officer, employee or agent of any Acquired Company is subject to any Judgment that prohibits such director, officer, employee or agent from engaging in or continuing any conduct, activity or practice relating to the business of any Acquired Company.

(d) Within the past five years, none of the Acquired Companies nor, to the Company’s Knowledge, any of their respective officers, directors, employees or agents, in each case, acting for or on behalf of any Acquired Company, has directly or indirectly through a third-party intermediary made any unlawful or illegal bribe, unlawful or illegal rebate, unlawful or illegal payoff, unlawful or illegal influence payment, unlawful or illegal kickback or other unlawful or illegal payment or made any other unlawful or illegal payment of a similar or comparable nature, to any Person, regardless of the form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions or to pay for favorable treatment for business secured or for special concessions already obtained.

(e) Within the past five years, none of the Acquired Companies nor, to the Company’s Knowledge, any director, officer, employee, auditor or accountant of the Acquired Companies, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Acquired Companies have engaged in improper accounting or auditing practices.

(f) Within the past five years, all exports, re-exports, sales or transfers of products or services of the Acquired Companies or relating to the business of the Acquired Companies have been effected in accordance in all material respects with applicable Laws.

(g) To the Company’s Knowledge, none of the Acquired Companies are currently under actual or threatened investigation, or being audited, by any Governmental Authority. The Company has disclosed to Purchaser all information, including voluntary disclosures, internal and external memoranda and reports, on any investigation, audit or review conducted of or by the Acquired Companies related to compliance with applicable Law and regulations relating to anti-corruption, export controls and sanctions, customs or anti-boycott.

(h) Within the past five years, none of the Acquired Companies, their respective directors, officers, employees and, to the Company’s Knowledge, their respective Affiliates and their respective Affiliates’ directors, officers, employees, consultants, agents and other representatives (nor any Person acting on behalf of any of the foregoing), has violated or is in violation in any material respect of the Foreign Corrupt Practices Act of 1977 or any other applicable Law of similar effect, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions in connection with any activities conducted for or on behalf of any of the Acquired Companies.

(i) Within the past five years, none of the Acquired Companies has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under any applicable Law, which such act or omission constituted or was being investigated or disclosed to determine whether such act or omission constituted a violation of a material Law.

Section 4.20 Legal Proceedings. Section 4.20 of the Company Disclosure Schedule sets forth an accurate and complete list of all pending Proceedings (a) by or against any Acquired Company, (b) to the Company’s Knowledge, by or against any of the directors or officers of any Acquired Company in their capacities as such or (c) that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To the Company’s Knowledge, no other such Proceeding has been threatened. No event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding that would reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to the Purchaser accurate and complete copies of all pleadings and audit response letters relating to such Proceedings.

Section 4.21 Customers and Suppliers

(a) Section 4.21(a) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of (i) the names of all customers that ordered and were invoiced for goods and services from any Acquired Company with an aggregate value for each such customer of $100,000 or more during the 12-month periods ended December 31, 2009 and December 31, 2010 and (ii) the amount for which each such customer was invoiced during such period. Except for any notice arising from or relating to the announcement of the transactions contemplated by this Agreement, no Acquired Company has received any written notice, or to the Company’s Knowledge, other notice that any such customer of any Acquired Company (A) has ceased, or will cease, to use the products, goods or services of any Acquired Company, (B) has substantially reduced, or will substantially reduce, the use of products, goods or services of any Acquired Company or (C) has sought, or is seeking, to reduce the price it will pay for products, goods or services of any Acquired Company. No customer of any Acquired Company has any existing right to be paid or otherwise compensated for any material credit or material refund for products or goods sold or services rendered or to be rendered by any Acquired Company pursuant to any Contract with such customer or practice of any Acquired Company other than pursuant to the Acquired Companies’ normal course return policy, which is described in Section 4.21 of the Company Disclosure Schedule.

(b) Section 4.21(b) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of (i) the names of all suppliers from which any Acquired Company ordered (and for which the Acquired Company was invoiced) raw materials, supplies, merchandise and other goods and services with an aggregate purchase price for each such supplier of $50,000 or more during the 12-month periods ended December 31, 2009 and December 31, 2010 and (ii) the amount for which each such supplier invoiced the Acquired Company during such period. Except for any notice arising from or relating to the announcement of the transactions contemplated by this Agreement, no Acquired Company has received any written notice or, to the Company’s Knowledge, other notice that there has been any material adverse change in the price of such raw materials, supplies, merchandise or other goods or services, or that any such supplier will not sell raw materials, supplies, merchandise and other goods and services to the Purchaser, the Surviving Corporation or any other Acquired Company at any time after the Closing on terms and conditions similar in all material respects to those used in its current sales to the Acquired Companies, subject to general and customary price increases.

Section 4.22 Product Warranty. Section 4.22 of the Company Disclosure Schedule sets forth all forms of guaranty, warranty, right of return, right of credit or other indemnity provided by, and not for the benefit of, any Acquired Company in connection with any products manufactured, sold, licensed, leased or delivered by any Acquired Company in the last three years or that otherwise remains in effect, which forms are subject to modification in the Ordinary Course, which modifications do not materially deviate from the range of terms described in Section 4.22 of the Company Disclosure Schedule. No product manufactured, sold, licensed, leased or delivered by any Acquired Company is, to the Company’s Knowledge, subject to any guaranty, warranty or other indemnity beyond those set forth pursuant to the previous sentence in Section 4.22 of the Company Disclosure Schedule. Since January 1, 2008, each product manufactured, sold, licensed, leased or delivered by any Acquired Company has been in conformity in all material respects with all applicable contractual commitments and all applicable express and implied warranties, and no Acquired Company has any material Liability for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth in the Interim Balance Sheet, as adjusted for the passage of time through the Closing Date in the Ordinary Course, consistent with the past custom and practice of the Acquired Companies.

Section 4.23 Product Liability. No Acquired Company has any material Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered by any Acquired Company.

Section 4.24 Insurance. The Acquired Companies maintain, and at all times since January 1, 2008 have maintained, in full force and effect, certificates of insurance, binders and policies (accurate and complete copies of which have been made available to the Purchaser as of the Closing Date) of such types and in such amounts and for such risks, casualties and contingencies as is reasonably adequate in accordance with industry practice against insurable Losses, damages, claims and risks customarily insured for by companies in the Acquired Companies’ respective businesses to or in connection with or relating to their respective businesses, properties, assets and operations. All premiums due and payable under such certificates of insurance, binders and policies have been paid and each Acquired Company is otherwise in compliance in all material respects with the terms thereof. To the Company’s Knowledge, there is no threatened termination of, or material premium increase with respect to, any such certificate of insurance, binder or policy. Section 4.24 of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of all claims asserted by any Acquired Company pursuant to any such certificate of insurance, binder or policy since January 1, 2008, and describes the nature and status of the claims. Since January 1, 2008, no Acquired Company has failed to give in a timely manner any notice of any material claim that may be insured under any certificate of insurance, binder or policy required to be listed in Section 4.24 of the Company Disclosure Schedule and there are no outstanding claims which have been denied or disputed by the insurer. Since January 1, 2008, no Acquired Company has ever maintained, established, sponsored, participated in or contributed to any self-insurance program, retrospective premium program or captive insurance program.

Section 4.25 Related Party Transactions

(a) Section 4.25(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Contracts, transfers of assets or Liabilities or other commitments or transactions, whether or not entered into in the Ordinary Course, to or by which any Acquired Company, on the one hand, and any Affiliate of any Acquired Company (except for any Acquired Company), on the other hand, is or has been a party or otherwise bound or affected, that have occurred since January 1, 2008 (or otherwise remain in effect), other than, in each case, inter-company Contracts, transfers, commitments or transactions entered into in the Ordinary Course. Each Contract, transfer of assets or Liabilities or other commitment or transaction was on arm’s-length terms and conditions as reasonably determined by the applicable Acquired Companies.

(b) To the Company’s Knowledge, no Stockholder holding at least one percent of the outstanding Equity Interests of the Company, director, officer or employee of any Acquired Company, or Affiliate of any such Person (excluding any portfolio company of any Stockholder holding at least one percent of the outstanding Equity Interests of the Company), (i) owns or in the last two years has owned, directly or indirectly, and whether on an individual, joint or other basis, any interest in (A) any property or asset, real, personal or mixed, tangible or intangible, used in or pertaining to any Acquired Company’s business, or (B) any Person (excluding any portfolio company of any Stockholder holding at least one percent of the outstanding Equity Interests of the Company, provided that the aggregate value during the 12-month period ending on the date hereof of all business dealings and transactions with Acquired Companies to or in which any such portfolio company was a party did not exceed $250,000) that has had business dealings or a financial interest in any transaction with any Acquired Company or (ii) serves as an officer, director (excluding service as a director of any portfolio company of any Stockholder holding at least one percent of the outstanding Equity Interests of the Company) or employee of any Person that is a material supplier or customer of any Acquired Company.

Section 4.26 No Guarantees. None of the Liabilities of any Acquired Company is guaranteed by or subject to a similar contingent obligation of any other Person and no Acquired Company has guaranteed or become subject to a similar contingent obligation in respect of the Liabilities of any other Person (except as set forth in Section 4.14(a)(iii) of the Company Disclosure Schedule).

Section 4.27 Permit Application; Registration Statement. The information supplied by the Company for inclusion in the Permit Application shall not at the time the Permit Application is filed with the California Commissioner and at the time the Fairness Hearing is held or for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Permit Application or Registration Statement, as applicable, the Company shall promptly inform the Purchaser. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by the Purchaser which is contained in or omitted from any of the foregoing documents.

Section 4.28 State Law Matters

(a) Until October 1, 2011, the Acquired Companies on a consolidated basis do not satisfy, and will not satisfy any time prior to Closing, the conditions set forth in subdivision (a) of Section 2115 of the California Corporations Code.

(b) The Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to “business combinations” (as defined in Section 203 of the DGCL) shall not apply to the execution, delivery or performance of this Agreement, the Voting Agreements or the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 4.29 Brokers or Finders. Neither any Acquired Company nor any Person acting on behalf of any Acquired Company has incurred any Liability to pay any fees or commissions to any broker, finder or investment banker, other than SagePoint Advisors LLC, the fees and expenses of which will be paid by the Company, in connection with any of the transactions contemplated by this Agreement.

Section 4.30 Disclosure. To the Company’s Knowledge, no representation or warranty of the Company in this Agreement and no statement made by the Company in the Company Disclosure Schedule contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company that the statements set forth in this Article 5 are true and correct, except as set forth in the SEC Reports or on the disclosure schedule, in the format described in Section 11.8, delivered by the Purchaser to the Company concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Purchaser Disclosure Schedule”):

Section 5.1 Organization and Good Standing. Each of the Purchaser and the Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted. Each of the Purchaser and the Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification or licensure necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Purchaser Material Adverse Effect. Neither the Purchaser nor the Merger Sub is in default under or in violation of any provision of its applicable Governing Documents.

Section 5.2 Authority and Enforceability. Each of the Purchaser and the Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to perform its respective obligations under this Agreement and each such Ancillary Agreement. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Purchaser and the Merger Sub, respectively, is a party and the consummation of the transactions contemplated hereby and thereby, including the issuance of the Stock Merger Consideration and Earn-Out Consideration, have been duly authorized by all necessary action on the part of the Purchaser and the Merger Sub. Each of the Purchaser and the Merger Sub has duly and validly executed and delivered this Agreement and, on or prior to the Closing, each of the Purchaser and the Merger Sub will have duly and validly executed and delivered each Ancillary Agreement to which it is a party. This Agreement constitutes, and upon execution and delivery each Ancillary Agreement to which the Purchaser and the Merger Sub, respectively, is a party will constitute, the valid and binding obligation of the Purchaser and the Merger Sub, as applicable, enforceable against the Purchaser and the Merger Sub, as applicable, in accordance with its terms, except as enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (B) the exercise by courts of equity powers.

Section 5.3 No Conflict. Neither the execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is a party by the Purchaser and the Merger Sub, nor the consummation of the transactions contemplated hereby or thereby, will (a) directly or indirectly (with or without notice, lapse of time or both) conflict with, result in a breach or violation of, constitute a default under, give rise to any right of revocation, withdrawal, suspension, acceleration, cancellation, termination, modification, imposition of additional obligations or loss of rights under, result in any payment becoming due under, result in the imposition of any Encumbrances on any of the capital stock of the Purchaser, except as set forth in Section 3.9(c), or any of the properties or assets of the Purchaser or any of its Subsidiaries under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under (i) the Governing Documents of the Purchaser or any of its Subsidiaries, or any resolution adopted by the board of directors or stockholders of the Purchaser or any of its Subsidiaries, (ii) any Contract to which the Purchaser or any of its Subsidiaries is a party, by which the Purchaser or any of its Subsidiaries, or any of their respective properties or assets is bound or affected or pursuant to which the Purchaser or any of its Subsidiaries is an obligor or a beneficiary or (iii) any Law, Judgment or Governmental Authorization applicable to the Purchaser or any of its Subsidiaries or any of their respective businesses, properties or assets; or (b) require the Purchaser or any of its Subsidiaries to obtain any Consent or Governmental Authorization of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person, except for (i) the filing by the Purchaser (x) with the California Commissioner of the Permit Application, and the issuance by the California Commissioner of a permit under Section 25121 of the California Corporations Code (following a hearing upon the fairness of the terms and conditions of the Merger, conducted pursuant to Section 25142 of the California Corporations Code) for the issuance of the Purchaser Shares to be issued pursuant to the transactions contemplated by this Agreement or (y) if applicable, the Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the pre-merger notification requirements under the HSR Act, (iv) the filing of a listing application and such other required documentation necessary to obtain the approval for quotation on the NASDAQ Global Select Market of the Purchaser Shares issuable as Stock Merger Consideration, and (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable U.S. federal and state securities laws and similar laws of any foreign country, except, in the case of clauses (a)(ii) and (iii), where such breach, violation, conflict, default, termination, remedy or relief, as applicable, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.4 Legal Proceedings. There are no material pending Proceedings, other than ordinary routine litigation incidental to the business, to which the Purchaser or any of its Subsidiaries is a party or of which any of their property is the subject. There are no material Proceedings that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To the Purchaser’s Knowledge, no other such Proceeding has been threatened in writing or, to the Purchaser’s Knowledge, otherwise threatened.

Section 5.5 Adequacy of Funds. The Purchaser has, and will have prior to and at the Closing, adequate financial resources to satisfy its monetary and other obligations under this Agreement including the obligation to pay the Merger Consideration in accordance herewith.

Section 5.6 SEC Documents; Financial Statements

(a) The Purchaser has timely filed or furnished all registration statements, prospectuses, forms, reports, schedules, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the SEC since January 1, 2010 (the “SEC Reports”). The SEC Reports (after giving effect to all amendments thereto) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and all applicable rules and regulations thereunder. The Purchaser has delivered or made available to the Company accurate and complete copies of all comment letters and other communications received from the SEC since January 1, 2010 and prior to the date of this Agreement that are not publicly available via the Electronic Data Gathering, Analysis, and Retrieval system of the SEC, including the Purchaser’s responses to such comment letters and other communications. To the Purchaser’s Knowledge, none of the SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Purchaser or any of its Subsidiaries. The SEC Reports, at the time filed or, in the case of registration statements, at each date of effectiveness, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as it may be amended from time to time (the “Sarbanes-Oxley Act”), applicable to such SEC Report, and, at the time filed or, in the case of registration statements, at each date of effectiveness, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement and the Closing Date, and except to the extent that information contained in any SEC Report has been revised, amended, supplemented or superseded by a later-filed SEC Report, none of the SEC Reports contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made or will be made, not misleading. No Subsidiary of the Purchaser is required to file any reports or other documents with the SEC.

(b) The consolidated financial statements contained in the SEC Reports (including, in each case, any related notes thereto): (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP, except as may be indicated in the notes to such consolidated financial statements and except that the unaudited interim consolidated financial statements contained in the SEC Reports do not contain footnotes as permitted by Form 10-Q of the Exchange Act; and (iii) fairly present in all material respects the consolidated financial position of Purchaser as of the respective dates thereof and the consolidated results of operations and cash flows of the Purchaser for the periods covered thereby, except that the unaudited interim consolidated financial statements contained in the SEC Reports were or are subject to normal year-end audit adjustments, the effect of which will not, individually or in the aggregate, be material. No financial statements of any Person other than the Purchaser and its Subsidiaries are required by GAAP to be included in the financial statements of the Purchaser.

(c) The Purchaser maintains, and at all times since January 1, 2010 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Purchaser and its

Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Purchaser; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Purchaser and its Subsidiaries that would have a material effect on the financial statements. The Purchaser’s management has completed an assessment of the effectiveness of the Purchaser’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2010, and such assessment concluded that such controls were effective and the Purchaser’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Purchaser maintained effective internal control over financial reporting as of December 31, 2010. Each of the principal executive officer (as defined under the Sarbanes-Oxley Act) of the Purchaser and the principal financial officer (as defined under the Sarbanes-Oxley Act) of the Purchaser (or each former principal executive officer of the Purchaser and each former principal financial officer of the Purchaser, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the SEC Reports, and the statements contained in such certifications are true and correct. Since January 1, 2010, none of the Purchaser, the Board of Directors of the Purchaser and the Audit Committee of the Board of Directors of the Purchaser has identified or received notice of any: (i) significant deficiency or material weakness (each as defined Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting utilized by the Purchaser or any of its Subsidiaries; (ii) any illegal act or fraud, whether or not material, that involves the Purchaser’s senior management and relates to accounting or auditing practices or procedures; or (iii) any claim or allegation regarding any of the foregoing. Neither the Purchaser nor any of its Subsidiaries have outstanding, or have arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(d) The Purchaser maintains disclosure controls and procedures (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) that are designed to ensure that all information required to be disclosed in the Purchaser’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Purchaser’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Purchaser and the principal financial officer of the Purchaser to make the certifications required under the Exchange Act with respect to such reports. The Purchaser is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ Global Select Market applicable to it.

(e) Neither the Purchaser nor any of its Subsidiaries is a party to or has any obligation or other commitment to become a party to any joint venture, securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Purchaser or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or any of its Subsidiaries in the Purchaser’s or any of its Subsidiaries’ published financial statements, the SEC Reports or any other document furnished or filed with the SEC.

Section 5.7 Compliance with Laws, Judgments and Governmental Authorizations. Without limiting the scope of any other representation in this Agreement, the Purchaser and each of its Subsidiaries is in compliance and has at all times within the past five years been in compliance in all respects with all Laws, Judgments or Governmental Authorizations applicable to it or to the conduct of its business or the ownership or use of any of its properties or assets, except for any such defaults or violations or instances of non-compliance that would not reasonably be expected to have a Purchaser Material Adverse Effect. Neither the Purchaser nor any of its Subsidiaries has received at any time within the past five years any written notice or other written communication, or to the Purchaser’s Knowledge, any other notice, from any Governmental Authority or any other Person regarding any actual, alleged or potential violation of, or failure to comply with, any applicable material Law, Judgment or Governmental Authorization, any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization, or any actual, alleged or potential obligation on the part of the Purchaser or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.

Section 5.8 Purchaser Capital Stock

(a) The authorized Equity Interests of the Purchaser consists solely of: (i) 100,000,000 shares of common stock, without par value, of which 24,307,805 shares are issued and outstanding and none are held in treasury and (ii) 5,663,952 shares of preferred stock, par value $0.01 per share, of which none are issued and outstanding and none are held in treasury.

(b) Except as set forth in this Section 5.8, (i) there are no Equity Interests of any class of the Purchaser authorized, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, Equity Interests, calls, rights or other Contracts to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound obligating the Purchaser or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional Equity Interests of any the Purchaser or any of its Subsidiaries, or obligating the Purchaser or any of its Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, or Contract, (iii) there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Purchaser or any of its Subsidiaries, and (iv) no holder of Indebtedness of the Purchaser or any of its Subsidiaries has any right to convert or exchange such Indebtedness for any Equity Interests of the Purchaser or any of its Subsidiaries. No holder of Indebtedness of the Purchaser or any of its Subsidiaries has any rights to vote for the election of directors of the Purchaser or any of its Subsidiaries or to vote on any other matter, except upon conversion thereof into Equity Interests of the Purchaser.

(c) All of the issued and outstanding Equity Interests of Purchaser and the issued and outstanding Equity Interests of Merger Sub have been duly authorized and validly issued and are fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right. All of the issued and outstanding shares of capital stock of the Purchaser, the issued and outstanding Equity Interests of each Subsidiary of the Purchaser and the Purchaser’s outstanding options have been issued in compliance in all material respects with all applicable Laws.

(d) Upon issuance in accordance with this Agreement, the Stock Merger Consideration and Earn-Out Consideration consisting of Purchaser Shares will be duly authorized, validly issued, fully paid, freely transferable and non-assessable, free and clear of all Encumbrances imposed or created by or otherwise resulting from the acts or omissions of the Purchaser (except that the Stock Merger Consideration shall be subject to the restrictions set forth in Section 3.9 and the Earn-Out Shares shall be subject to Section 10.3(g) prior to issuance to the Effective Time Holders), and, when issued to the Effective Time Holders, will be registered or exempt from registration under the Securities Act and the

Exchange Act and authorized for listing on the NASDAQ Global Select Market. The Purchaser Shares are a class of securities registered under Section 12(b) of the Exchange Act (file number 000-26844) are listed for trading on the NASDAQ Global Select Market and no notice of deregistration or delisting has been received by the Purchaser and, to the Purchaser’s Knowledge, no Proceedings are pending for that purpose.

(e) Except as set forth in this Section 5.8, there are no obligations, contingent or otherwise, of the Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interests of the Purchaser or any of its Subsidiaries (except that the Earn-Out Shares shall be subject to Section 10.3(g)). Neither the Purchaser nor any of its Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other Person (other than intercompany obligations).

(f) All of the outstanding shares of capital stock of the Merger Sub have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by Purchaser, free and clear of any Encumbrances.

Section 5.9 Permit Application; Registration Statement; Information Statement. The information supplied by the Purchaser for inclusion in the Permit Application shall not at the time the Permit Application is filed with the California Commissioner and at the time the Fairness Hearing is held or for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The information supplied by Purchaser for inclusion in the Information Statement to be sent to the stockholders of Company in connection with the solicitation of approval of this Agreement, the Merger and the transactions contemplated hereunder shall not, on the date the Information Statement is first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of consents which has become false or misleading. Notwithstanding the foregoing, the Purchaser makes no representation or warranty with respect to any information supplied by the Company which is contained in or omitted from any of the foregoing documents.

Section 5.10 State Law Matters. The Oregon Control Share Act will not apply to the Merger, the other transactions contemplated hereby or the other transactions contemplated by the Ancillary Agreements.

Section 5.11 Brokers or Finders. Neither the Purchaser, any of its Subsidiaries nor any Person acting on behalf of the Purchaser or any of its Subsidiaries has incurred any Liability to pay any fees or commissions to any broker, finder or investment banker, other than Jefferies & Co., the fees and expenses of which will be paid by the Purchaser, in connection with any of the transactions contemplated by this Agreement.

Section 5.12 Operations of Merger Sub. The Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities.

ARTICLE 6

COVENANTS

Section 6.1 Access and Investigation. Until the Closing and upon reasonable advance notice from the Purchaser, the Company will, and will cause each other Acquired Company to, allow the Purchaser and its directors, officers, employees, agents, prospective financing sources, consultants and other advisors and representatives reasonable access during normal business hours to, and furnish them with all documents, records, work papers and information with respect to, all of the properties, assets, personnel, books, Contracts, Governmental Authorizations, reports and records relating to any Acquired Company as the Purchaser may reasonably request. In addition, until the Closing, the Company will cause its and the Acquired Companies’ accountants to cooperate with the Purchaser and its representatives in making available the financial information of the Acquired Companies as reasonably requested. For clarity, nothing herein shall require any Acquired Company to provide access, or to disclose any information, if, in the reasonable judgment of such Acquired Company, such provision of access or disclosure of information would (a) violate any confidentiality agreement or term in any agreement regarding confidentiality to which any Acquired Company is a party on the date hereof, (b) jeopardize protections afforded an Acquired Company under the attorney-client privilege or the attorney work product doctrine, (c) materially interfere with the conduct of the business of any Acquired Company or (d) result in the violation of any Law. The Parties acknowledge that all information obtained by the Purchaser and its representatives pursuant to this Section 6.1 shall be subject to the terms and conditions of the Confidentiality Agreement.

Section 6.2 Operation of the Businesses of the Acquired Companies

(a) Affirmative Covenants. Until the Closing, except: (i) as expressly consented to by the Purchaser in writing (which shall not be unreasonably withheld, conditioned or delayed by the Purchaser), (ii) as set forth in Section 6.2 of the Company Disclosure Schedule, (iii) to the extent necessary to comply with the Company’s obligations under this Agreement, or (iv) as necessary to ensure that each of the Acquired Companies complies with applicable Laws and contractual obligations, the Company will, and the Company will cause each Acquired Company to:

(i) use its commercially reasonable efforts to conduct its business only in the Ordinary Course and preserve and protect its business organization, employment relationships, and relationships with customers, strategic partners, suppliers, distributors, landlords and others having dealings with it;

(ii) use its commercially reasonable efforts to pay its accounts payable and other obligations when they become due and payable in the Ordinary Course;

(iii) use its commercially reasonable efforts to perform, in all material respects, obligations due under all Contracts to which it is a party, by which it or any of its properties or assets is bound or affected or pursuant to which it is an obligor or beneficiary, and comply in all material respects with all Laws, Judgments and Governmental Authorizations applicable to it or its business, properties or assets;

(iv) use its commercially reasonable efforts to maintain the Leased Real Property and all of its other properties and assets in a state of repair and condition that is consistent in all material respects with the requirements of the businesses of the Acquired Companies as conducted in the Ordinary Course;

(v) use its commercially reasonable efforts to continue in full force and effect the certificates of insurance, binders and policies of the Acquired Companies; and

(vi) maintain its books and records consistent with its past custom and practice.

(b) Negative Covenants. Until the Closing, except (i) as expressly permitted by this Agreement or as otherwise expressly consented to by the Purchaser in writing (which shall not be unreasonably withheld, conditioned or delayed by the Purchaser), (ii) as set forth in Section 6.2 of the Company Disclosure Schedule, (iii) to the extent necessary to comply with the Company’s obligations under this Agreement, or (iv) as necessary to ensure that each of the Acquired Companies complies with applicable Laws and contractual obligations, the Company will not, and the Company will cause the Acquired Companies not to:

(i) take any action, or fail to take any action within its control, as a result of which any of the changes or events in Section 4.10 would occur;

(ii) make, change or revoke any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, enter into any closing or settlement agreement with respect to Taxes, file any amended Tax Return, surrender any right to a claim for a Tax refund, consent to any extension or waiver of any period of limitation applicable to any Tax, settle or compromise any Tax claims or assessment, or take or omit to take any other action, if any such action or omission would reasonably be expected to have the effect of materially increasing a future Tax liability of any Acquired Company, the Surviving Corporation, or the Purchaser or any Subsidiary of the Purchaser; or

(iii) agree, whether in writing or otherwise, to do any of the foregoing.

Section 6.3 Consents and Filings; Reasonable Efforts

(a) Each of the Purchaser, Merger Sub and the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts as promptly as practicable after the date of this Agreement, to obtain all Governmental Authorizations from, give all notices to, and make all filings with, all Governmental Authorities, and to obtain all Consents listed on Section 7.1(c) of the Company Disclosure Schedule or Section 7.2(c) of the Purchaser Disclosure Schedule, and give all other notices to all other applicable Persons that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

(b) As soon as reasonably practicable and in any event within five Business Days following the execution and delivery of this Agreement, the Company and the Purchaser will each file a Notification and Report Form and related material with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act all pre-merger notification forms required by the merger notification or control laws of other applicable jurisdictions as soon as reasonably practicable, but in any event within 10 Business Days following the execution and delivery of this Agreement.

(c) The Company and the Purchaser will use their respective commercially reasonable efforts to obtain early termination, or to otherwise expedite clearance, of all applicable waiting periods and will promptly make any other submissions which are necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including supplying all supplemental information requested by the U.S. Department of Justice or the U.S. Federal Trade Commission in connection with the Notification and Report Form filed pursuant to the HSR Act.

(d) The Company and the Purchaser will take all commercially reasonable steps to avoid any suit, claim, action, investigation or proceeding by any Governmental Authorities or other persons or entities, and to defend against any suits, claims, actions, investigations or proceedings, whether judicial or administrative, relating to the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed.

(e) The foregoing will not be deemed to require the Purchaser or any of its Affiliates to enter into any Contract, consent decree or other commitment requiring the Purchaser or any of its Affiliates (including for this purpose the Acquired Companies) to divest (including through the granting of any license rights) or hold separate any assets or to take any other action that would have an adverse effect on the business, assets, properties, Liabilities, condition (financial or otherwise), operating results, operations or prospects of the Purchaser or any of its Affiliates (including for this purpose the Acquired Companies). Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, the right to control or direct the Acquired Companies’ operations prior to the Effective Time. Prior to the Effective Time, the Acquired Companies shall exercise, consistent with the terms of this Agreement, complete control and supervision over their respective businesses, assets and operations.

Section 6.4 Notification. Until the Closing, each of Purchaser, Merger Sub and the Company will use best efforts to give prompt written notice to the other Party of (a) the occurrence, or non-occurrence, to such Party’s Knowledge, of any event, the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of such Party contained in this Agreement to be materially untrue or inaccurate, in each case at any time from and after the date of this Agreement until the Closing, (b) the failure to comply with or satisfy the covenants and agreements to be complied with or satisfied by such Party under this Agreement in any material respect and (c) the failure of any condition precedent to the other Party’s obligations under this Agreement. No notification pursuant to this Section 6.4 will be deemed to amend or supplement the Company Disclosure Schedule or the Purchaser Disclosure Schedule, prevent or cure any misrepresentation, breach of warranty or breach of covenant, or limit or otherwise affect any rights or remedies available to the Parties, including pursuant to Article 8 or Article 10. Notwithstanding anything to the contrary herein, to the extent a breach of this Section 6.4 relates to a breach of a representation or warranty, the non-breaching Party (and the Purchaser Indemnified Parties or Company Indemnified Parties with which it is affiliated) shall only be entitled to indemnification pursuant to Section 10.1(a) or 10.2(a), as applicable, therefor, which indemnification will be subject to the limitations set forth in Article 10.

Section 6.5 No Solicitation

(a) The Company shall not and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents, attorneys, accountants, consultants, bankers and financial advisors (collectively, “Company Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or knowingly facilitate the making, submission or announcement of any Acquisition Proposal, (ii) furnish or make available any non-public information regarding any of the Acquired Companies to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest for the purpose of making or pursuing an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or breach its obligations hereunder or (vi) agree to do any of the foregoing; provided, however, that prior to the adoption of this Agreement by the Stockholder Vote, this Section 6.5(a) shall not prohibit the Company from furnishing nonpublic information regarding the

Acquired Companies to, or entering into discussions or negotiations with, any Person in response to an Acquisition Proposal that is, or is reasonably likely to result in, a Superior Proposal that is submitted to the Company by such Person (and not withdrawn prior to the furnishing of such information or such discussions) if (A) none of the Company, its Subsidiaries and the Company Representatives shall have violated any of the restrictions set forth in this Section 6.5, (B) the Company Board concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the Company Board to comply with its fiduciary obligations to the Stockholders under applicable Laws, (C) at least one Business Day prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Purchaser written notice of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company and containing terms no less favorable to the Company than the terms of the Confidentiality Agreement (but expressly permitting the Company to comply with its disclosure obligations to the Purchaser hereunder), and (D) at least one Business Day prior to furnishing any such nonpublic information to such Person, the Company furnishes or makes available such nonpublic information to the Purchaser (to the extent such nonpublic information has not been previously furnished or made available by or on behalf of the Company to the Purchaser). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Company Representative, whether or not such Company Representative is purporting to act on behalf of any of the Acquired Companies, shall be deemed to constitute a breach of this Section 6.5 by the Company.

(b) The Company shall promptly advise Purchaser of any Acquisition Proposal, any inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Companies (including the terms thereof) that is made or submitted by any Person prior to Closing for the purpose of evaluating a possible Acquisition Transaction. The Company shall keep Purchaser fully and timely informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c) On execution and delivery of this Agreement, the Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d) The Company agrees not to terminate or release or permit any of the other Acquired Companies to release any Person from, or to waive or permit any of the other Acquired Companies to waive any provision of, any confidentiality, “standstill” or similar Contract to which any of the Acquired Companies is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such Contract at the request of Purchaser.

Section 6.6 Confidentiality

(a) Each of the Purchaser, Merger Sub and the Company agrees to abide by (and agrees to cause their respective applicable Affiliates to abide by) that certain Confidentiality Agreement dated as of January 14, 2011 between the Purchaser and the Company (the “Confidentiality Agreement”), the terms of which are incorporated by reference in this Agreement and which terms will survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect. Except as contemplated by Section 6.7, the existence of this Agreement and the Ancillary Agreements and the terms hereof and thereof (including the exhibits and schedules appended hereto and thereto) will be deemed “Confidential Information” for purposes of the Confidentiality Agreement.

(b) The Holder Representative shall, and shall cause his, her or its agents, representatives, Affiliates, employees, officers and directors to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all confidential or proprietary information with respect to the Purchaser and its Affiliates, including the Acquired Companies, received by it in connection with the Parties’ performance of their respective obligations hereunder, unless the Holder Representative or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, in which case the Holder Representative or such agent, representative, Affiliate, employee, officer or director shall provide the Purchaser with prompt written notice of such requirement so that the Purchaser, the Company or any other Acquired Company may seek a protective order or other remedy and (ii) if such protective order or other remedy is not obtained in a reasonable time, then Purchaser shall be deemed to have waived compliance with this Section 6.6(b) and the Holder Representative (or its agent, representative, Affiliate, employee, officer or director, as the case may be) may furnish only that portion of such confidential information which is legally required to be provided; provided, however, that this sentence shall not apply to any information that, (i) at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Holder Representative or his, her or its agents, representatives, Affiliates, employees, officers or directors or (ii) was in the possession of the Holder Representative prior to the date hereof. Notwithstanding anything in this Agreement to the contrary, following the Closing: (x) the Holder Representative shall be permitted to publicly announce that it has been engaged to serve as the Holder Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein and (y) the Holder Representative may disclose such confidential or proprietary information to (A) employees of the Holder Representative, (B) advisors or consultants of the Holder Representative, who have a need to know such information and have agreed to keep such information confidential and (C) the Effective Time Holders, provided that such persons have either contractually agreed to be bound by the terms of this Section 6.6(b) or executed and delivered to the Purchaser a confidentiality agreement in the form attached hereto as Exhibit D (or, in the case of Intel Corporation or one of its entity Affiliates, shall have executed and delivered CNDA No. 6012348 dated November 30, 2004); provided, that the Holder Representative communicating limited, basic information to the Effective Time Holders regarding the balances in the Escrow Account and the Holder Representative Fund, the status and timing of potential working capital and earnout payments, the status and timing of claims against the Escrow Account, and other similar information, in each case without disclosing any substantive details about the matters underlying the foregoing, shall not be deemed to be a breach of this Section 6.6(b).

Section 6.7 Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement will not be issued by the Company or the Purchaser without the prior written approval of the other Party except (a) as required by an action or Judgment of a Governmental Authority or as required under applicable Law, (b) the Purchaser reserves the right, without the Company’s prior consent, to make any public disclosure it believes is required by applicable securities Laws or securities listing standards (in which case the Purchaser agrees to use reasonable efforts to advise the Company prior to making such disclosure) and (c) the Company, the Surviving Corporation, the Holder Representative and the Effective Time Holders may publicly announce or disclose any information which the Purchaser has previously disclosed publicly. The Purchaser and the Company will use commercially reasonable efforts to consult with each other concerning the means by which the employees, customers, suppliers and others having dealings with the Acquired Companies will be informed of the transactions contemplated by this Agreement, and the Purchaser has the right to be present for any such communication. Notwithstanding anything herein to the contrary, following the public announcement by the Purchaser of the Closing, the Holder Representative shall be permitted to publicly announce that it has been engaged to serve as the Holder Representative in connection with the Merger as long as such announcement does not disclose any of the terms of the Merger or the other transactions contemplated herein.

Section 6.8 Fairness Hearing and Permit Application; Registration Statement

(a) As promptly as practicable after the date of this Agreement, the Company shall prepare, with the cooperation of the Purchaser, an information statement for the Stockholders to approve this Agreement and the transactions contemplated hereby (the “Information Statement”). The Information Statement shall constitute a disclosure document for the offer and issuance of the Purchaser Shares pursuant to this Agreement. The Company and the Purchaser shall each use commercially reasonable efforts to cause the Information Statement to comply with applicable federal and state securities laws requirements. Each of the Purchaser and the Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing Party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. The Company will promptly advise the Purchaser, and the Purchaser will promptly advise the Company, in writing if at any time prior to the Effective Time either shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Law. The Company will provide the Purchaser with a reasonable advance opportunity to review and comment on any information with respect to the Purchaser or its Affiliates to be included in the Information Statement.

(b) As promptly as practicable after the date of this Agreement, the Purchaser shall prepare, with the cooperation of Company, and cause to be filed with the California Commissioner a Permit Application (with the initial submission of the Permit Application to the California Commissioner to occur no later than 10 Business Days after the date of this Agreement), and shall request a hearing (the “Fairness Hearing”) on the fairness of the terms and conditions of the Merger pursuant to Section 25142 of the California Corporations Code for the issuance of the Purchaser Shares to be issued in the Merger. The Company and the Purchaser shall use commercially reasonable efforts to cause the California Commissioner to approve the fairness of the terms and conditions of the Merger at such a Fairness Hearing and issue a permit under Section 25121 of the California Corporations Code (the “Fairness Approval”); provided, however, that the Purchaser shall not be required to modify any of its Governing Documents or any of the economic terms of the Merger in order to cause the California Commissioner to approve the fairness of such terms and conditions. The Company shall promptly furnish the Purchaser all information relating to the Acquired Companies and the Stockholders that is reasonably requested in connection with any action contemplated by this Section 6.8(b). None of the information supplied by the Company to the Purchaser, the California Commissioner of Corporations or any representative thereof in connection with the Permit Application or any other document prepared to comply with federal or state securities Laws shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. The Purchaser will provide the Company with a reasonable advance opportunity to review and comment on any information with respect to the Acquired Companies to be included in the Permit Application. None of the information supplied by the Purchaser to the Company or the California Commissioner of Corporations or any representative thereof in connection with the Permit Application, the Information Statement or any other document prepared to comply with federal or state securities Laws shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. If either the Purchaser or the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Permit Application, then such Party shall promptly inform the other Party thereof and the Purchaser shall provide: (i) the Company (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Permit Application prior to it being filed with the California Commissioner; and (ii) the Company with a copy of such amendment or supplement promptly after it is filed with the California Commissioner.

(c) The Purchaser shall use commercially reasonable efforts to complete on a timely basis for inclusion, if applicable, in the Registration Statement the pro forma financial statements (including notes thereto) for the year ended December 31, 2010 in accordance with the requirements of Article 11 of Regulation S-X. In the event the California Commissioner (a) denies the Fairness Approval or (b) does not issue the Fairness Approval (or if the Purchaser and the Company mutually determine that they will not receive the Fairness Approval) by July 15, 2011, then the Purchaser and the Company shall promptly prepare and cause to be filed with the SEC a Registration Statement to be effective prior to the approval of the Merger by the Stockholders, for purposes of registering under the Securities Act the offering and issuance by the Purchaser of the Closing Stock Consideration and any Purchaser Shares that may be issuable pursuant to Sections 3.7(b). Each of the Purchaser and the Company shall use commercially reasonable efforts: (i) to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC; (ii) to promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Purchaser and the Company shall promptly furnish the other Party all information concerning such Party, its Subsidiaries and its stockholders that is required or reasonably requested in connection with any action contemplated by this Section 6.8(c). If either the Purchaser or the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement, then such Party shall promptly inform the other Party thereof and the Purchaser shall: (i) provide the Company (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to it being filed with the SEC; (ii) provide the Company with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iii) cooperate, if appropriate, in mailing such amendment or supplement to the Stockholders.

Section 6.9 Consent of Stockholders

(a) As promptly as practicable after the California Commissioner shall have issued a permit under Section 25121 of the California Corporations Code for the issuance of the Purchaser Shares to be issued as Merger Consideration or the Registration Statement is declared effective under the Securities Act, as applicable (but in no event any later than 10 Business Days following the receipt of the permit or the effective date of the Registration Statement, as applicable), the Company shall submit this Agreement and the transactions contemplated hereby (including the Merger) to the holders of Company Capital Stock for approval and adoption as provided by applicable Law and the Company’s Governing Documents. Subject to Section 6.9(c), the Information Statement shall include the recommendation of the Company Board that the Stockholders vote to adopt this Agreement (the recommendation of the Company Board being referred to as the “Company Board Recommendation”).

(b) Subject to Section 6.9(c), neither the Company Board nor any committee thereof shall: (i) withdraw or modify the Company Board Recommendation in a manner adverse to the Purchaser; (ii) fail to reaffirm, without qualification, the Company Board Recommendation, or fail to notify the Stockholders (which notice may be deemed given pursuant to the issuance of a widely disseminated press release), without qualification, that the Merger and this Agreement are in the best interests of the Stockholders, within five Business Days after the Purchaser requests in writing that such action be taken; (iii) fail to notify the Stockholders (which notice may be deemed given pursuant to the issuance of a widely disseminated press release), within 10 Business Days after a tender offer or exchange offer relating to securities of the Company shall have been commenced, that the Company Board recommends rejection of such tender or exchange offer; (iv) fail to notify the Stockholders (which notice may be deemed given pursuant to the issuance of any a widely disseminated press release), within 10 Business Days after an Acquisition Proposal is publicly announced, of its opposition to such Acquisition Proposal; (v) approve or recommend any Acquisition Proposal or Superior Proposal; or (vi) resolve or agree to take any action described in clauses (i) through (v) of this sentence (each of the foregoing actions described in clauses (i) through (vi) of this sentence being referred to as a “Change in Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.9(b), at any time prior to the adoption of this Agreement by the Stockholder Vote, the Company Board may effect, or cause the Company to effect, as the case may be, a Change in Recommendation, but only:

(i) if: (A) after the date of this Agreement, an Acquisition Proposal that is a Superior Proposal is made to the Company and is not withdrawn; (B) such Acquisition Proposal was not obtained or made as a result of a violation or breach of this Agreement or the Confidentiality Agreement; (C) at least three Business Days prior to any meeting of the Company Board at which the Company Board will consider and determine whether such Acquisition Proposal is a Superior Proposal, the Company provides the Purchaser with a written notice specifying the date and time of such meeting, the reasons for holding such meeting, the terms and conditions of the offer that is the basis of the potential action by the Company Board (including a copy of any draft definitive agreement reflecting the Acquisition Proposal); (D) the Company Board determines in good faith, after obtaining and taking into account the advice of an independent financial advisor of nationally recognized reputation (it being understood that SagePoint Advisors qualifies as such), that such Acquisition Proposal constitutes a Superior Proposal; (E) the Company Board does not effect, or cause the Company to effect, a Change in Recommendation at any time within three Business Days after the Purchaser receives written notice from the Company confirming that the Company Board has determined that such Acquisition Proposal is a Superior Proposal; (F) during such three Business Day period, if requested by the Purchaser, the Company engages in good faith negotiations with the Purchaser to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer constitutes a Superior Proposal; (G) at the end of such three Business Day period, such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by the Purchaser as a result of the negotiations required by clause (F) or otherwise); and (H) the Company Board determines in good faith, after obtaining and taking into account the advice of outside legal counsel and an independent financial advisor of nationally recognized reputation (it being understood that SagePoint Advisors qualifies as such), that, in light of such Superior Proposal, a Change in Recommendation is required in order for the Company Board to comply with its fiduciary obligations to the Stockholders under applicable Law; or

(ii) if: (A) a material development or change in circumstances occurs or arises after the date of this Agreement that was neither known to any Acquired Company or any Company Representative nor reasonably foreseeable to any Acquired Company or any Company Representative as of the date of this Agreement, other than any Acquisition Proposal subject to Section 6.9(c)(i) (such material development or change in circumstances being referred to as an “Intervening Event”); (B) at least three Business Days prior to any meeting of the Company Board at which the Company Board will consider and determine whether such Intervening Event requires the Company Board to effect, or cause the Company to effect, a Change in Recommendation, the Company provides the Purchaser with a written notice specifying the date and time of such meeting and the reasons for holding such meeting, including a reasonably detailed description of the Intervening Event; (C) during such three Business Day period, if requested by the Purchaser, the Company engages in good faith negotiations with the Purchaser to amend this Agreement in a manner that obviates the need for the Company Board to effect, or cause the Company to effect, a Change in Recommendation as a result of such Intervening Event; and (D) the Company Board determines in good faith, after obtaining and taking into account the advice of outside legal counsel and an independent financial advisor of nationally recognized reputation (it being understood that SagePoint Advisors qualifies as such), that, in light of such Intervening Event, a Change in Recommendation is required in order for the Company Board to comply with its fiduciary obligations to the Stockholders under applicable Law.

Section 6.10 Representation on Purchaser Board. Immediately following the Closing Date, the Purchaser shall increase the size of its board of directors by one and shall appoint one of the Company’s current directors to the board of directors of the Purchaser; provided, however, that, if the Closing occurs after proxy materials for the Purchaser’s 2011 annual meeting of shareholders have been sent to the Purchaser’s shareholders, such appointment shall be made as soon as practicable following, but not later then five Business Days after, the conclusion of the Purchaser’s 2011 annual meeting of shareholders.

Section 6.11 Assumption of Options and Related Matters. Each Unvested Option that is assumed by the Purchaser under this Agreement (each an “Assumed Option” and, collectively, the “Assumed Options”) shall continue to have, and be subject to, the same terms and conditions (including the vesting arrangements and other applicable terms and conditions set forth in the Stock Option Plan and any applicable stock option agreement) as are in effect immediately prior to the Effective Time (the “Original Vesting Requirements”), except that (i) such Assumed Option shall be exercisable for that number of whole Purchaser Shares equal to the product of (x) the number of shares subject to the Unvested Option immediately prior to the Effective Time, and (y) the Share Ratio (as defined below), rounded down to the nearest whole number of Purchaser Shares; (ii) the per-share exercise price of such Assumed Option (the “Assumed Option Exercise Price”) shall be equal to the product of (x) the per-share exercise price of the original Unvested Option immediately prior to the Effective Time and (y) the Price Ratio (as defined below), rounded up to the nearest whole cent; and (iii) the portion of the Assumed Options that are Contingent Assumed Options (as defined below) shall be subject to certain additional terms and conditions as specified in this Section 6.11. Notwithstanding anything herein to the contrary, the assumption by the Purchaser of any Unvested Options shall comply in all material respects with the requirements of Treasury Regulation 1.409A-1(b)(5)(v)(D) such that the Unvested Options shall continue to be exempt from application of Section 409A of the Code, but shall no longer qualify as incentive stock options for purposes of Section 422 of the Code. Promptly after the Closing Date, the Purchaser shall issue to each person who immediately prior to the Effective Time was a holder of an outstanding Unvested Option a document evidencing the foregoing assumption of such Option by the Purchaser, which includes the number of Purchaser Shares and the per share exercise price applicable to the Assumed Option, including the applicable number of Purchaser Shares subject to Non-Contingent Assumed Options (as defined below), and the maximum potential number of Purchaser Shares subject to Contingent Assumed Options (as defined below) that may be subsequently released by Purchaser to such person.

(a) For purposes of this Section 6.11, the following terms shall have the following meanings:

(i) “Assumed Option Holder” means a Continuing Employee who immediately prior to the Effective Time was a holder of an outstanding Unvested Option and following the Effective Time is the holder of an Assumed Option.

(ii) “Assumed Option Spread Value Per Share” with respect to each Assumed Option means the Per Purchaser Share Value less the applicable Assumed Option Exercise Price.

(iii) “Contingent Assumed Option” means with respect to each Assumed Option such portion exercisable for a number of Purchaser Shares equal to the quotient obtained by dividing (i) the product of (x) the number of Unvested Options held by the applicable holder immediately prior to the Effective Time from which the Assumed Option was converted, multiplied by (y) the Per Common Share Contingent Price by (ii) the Assumed Option Spread Value Per Share, rounded up to the nearest whole number of Purchaser Shares.

(iv) “Non-Contingent Assumed Option” means with respect to each Assumed Option such portion that is not a Contingent Assumed Option.

(v) “Price Ratio” shall mean the quotient, calculated to five decimal places, obtained by dividing (x) the Per Purchaser Share Value by (y) the Per Common Share Maximum Conversion Price.

(vi) “Share Ratio” shall mean the quotient, calculated to five decimal places, obtained by dividing (x) the Per Common Share Maximum Conversion Price by (y) the Per Purchaser Share Value.

(b) In no event shall an Assumed Option Holder have the right to exercise any Contingent Assumed Options that have not been released by the Purchaser to the Assumed Option Holder as specified herein. It is intended that the provisions of this Section 6.11 shall operate so as to provide for an equitable adjustment to the number of Assumed Options that are potentially exercisable by an Assumed Option Holder upon any release of any Escrow Shares, payment of any Earn-Out Consideration, payment of any Final Working Capital Payment Amount, and release of any funds from the Holder Representative Fund (together the “Contingent Payment Amounts”), such that the Assumed Option Holder will have the right to acquire exactly the same number of Purchaser Shares as if the actual applicable Contingent Payment Amounts had been known at the Effective Time and the Unvested Option had been converted into the Assumed Option on such basis, and any ambiguities herein shall be interpreted accordingly. Contingent Assumed Options released to an Assumed Option Holder shall remain subject to the Original Vesting Requirements in the same proportion as the related Non-Contingent Assumed Options to the extent such Original Vesting Requirements are not satisfied prior to the applicable Scheduled Release Date(s) (as defined below).

(c) Contingent Assumed Options shall be released by the Purchaser to the Assumed Option Holder, and potentially exercisable with respect to such number of Contingent Assumed Options, as determined and on the date(s) (the “Scheduled Release Date(s)”) as follows:

(i) upon the release of any Escrow Shares, the Purchaser shall release such number of Contingent Assumed Options exercisable for a number of Purchaser Shares equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Per Share Escrow Amount by (B) the total number of shares subject to such Unvested Option immediately prior to the Effective Time, multiplied by (C) the Per Purchaser Share Value, by (y) the Assumed Option Spread Value Per Share, rounded down to the nearest whole number of Contingent Assumed Options;

(ii) upon the payment of any cash Earn-Out Consideration, the Purchaser shall release such number of Contingent Assumed Options exercisable for a number of Purchaser Shares equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Per Share Earn-Out Cash Amount by (B) the total number of shares subject to such Unvested Option immediately prior to the Effective Time by (y) the Assumed Option Spread Value Per Share, rounded down to the nearest whole number of Contingent Assumed Options;

(iii) upon the payment of any Earn-Out Consideration in Purchaser Shares, the Purchaser shall release such number of Contingent Assumed Options exercisable for a number of Purchaser Shares equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Per Share Earn-Out Stock Amount by (B) the total number of shares subject to such Unvested Option immediately prior to the Effective Time, multiplied by (C) the Per Purchaser Share Value, by (y) the Assumed Option Spread Value Per Share, rounded down to the nearest whole number of Contingent Assumed Options;

(iv) upon the payment of any Final Working Capital Payment Amount, the Purchaser shall release such number of Contingent Assumed Options exercisable for a number of Purchaser Shares equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Per Share Working Capital Payment Amount by (B) the total number of shares subject to such Unvested Option immediately prior to the Effective Time by (y) the Assumed Option Spread Value Per Share, rounded down to the nearest whole number of Contingent Assumed Options; and

(v) upon the release of any funds from the Holder Representative Fund, the Purchaser shall release such number of Contingent Assumed Options exercisable for a number of Purchaser Shares equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Per Share Representative Fund Amount by (B) the total number of shares subject to such Unvested Option immediately prior to the Effective Time by (y) the Assumed Option Spread Value Per Share, rounded down to the nearest whole number of Contingent Assumed Options.

(d) Purchaser shall not release any Contingent Assumed Option to any Assumed Option Holder that as of the applicable Scheduled Release Date: (i) has not previously vested in accordance with the Original Vesting Requirements, and (ii) may not possibly vest on any future date in accordance with the Original Vesting Requirements due to the earlier termination of service of such Assumed Option Holder (such Contingent Assumed Options are “Non-Releasable Options”). Any Contingent Assumed Option that has not been released to the Assumed Option Holder as of the last Scheduled Release Date under Section 6.11(c) above shall be a Non-Releasable Option. Any Non-Releasable Options shall immediately terminate in accordance with their terms, and the Assumed Option Holder shall not receive any payment or other consideration in respect of such terminated Non-Releasable Options.

Section 6.12 Form S-8. The Purchaser will (a) as soon as is reasonably practicable (but in no event more than ten days) after the Effective Time, file a registration statement with the SEC on Form S-8 registering the Purchaser Shares issuable upon exercise of the Unvested Options that are assumed by the Purchaser under this Agreement, (b) exercise commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such assumed Unvested Options remain outstanding, (c) prior to the Closing Date, reserve a sufficient number of Purchaser Shares for issuance upon exercise thereof, and (d) approve all assumed Unvested Options for purposes of exempting such options from the provisions of Section 16(b) of the Exchange Act.

Section 6.13 Section 280G Matters. No later than five Business Days after the date hereof, the Company will deliver to the Purchaser reasonably detailed information setting forth all persons who may be “disqualified individuals” as described below and who may be receiving payments or benefits in connection with the Merger (under this Agreement or any other Contract, plan or arrangement with any Acquired Company or otherwise, including severance payments, change of control payments and acceleration of vesting or benefits under options or restricted stock), together with a worksheet or memorandum reasonably acceptable to the Purchaser demonstrating the extent (if any) to which such payments, vesting or benefits could constitute “excess parachute payments” within the meaning of Section 280G of the Code. If for any reason it appears to the Purchaser that a disqualified individual reasonably could be expected to receive an excess parachute payment, then the balance of this Section 6.13 will apply, in addition to any other rights and remedies the Purchaser may have. Prior to the Closing Date, the Company will use its commercially reasonable efforts to submit to a Stockholder vote or written consent approving the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive or retain any and all payments that could be deemed “parachute payments” under Section 280G of the Code, in a manner that complies with the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the regulations thereunder (the “Stockholder Approval Requirements”), including requirements that such disqualified individual waive in advance the right to such payment if the requisite stockholder approval is not obtained, and each such payment will be separately approved within the meaning of such regulations. Prior to the delivery to the Stockholders of documents in connection with the Stockholder approval contemplated under this Section 6.13, the Company will provide the Purchaser and its counsel with a reasonable opportunity to review and comment on all documents to be delivered to the Stockholders in connection with the vote.

Section 6.14 Employees. Subject to any Employment Agreements to be executed by the individuals set forth on Schedule I, the employees and independent contractors of the Acquired Companies immediately prior to the Effective Time will remain at-will employees and independent contractors, respectively, of the Surviving Corporation immediately following the Effective Time, unless otherwise determined by the Purchaser or as required by applicable Law. The Purchaser, Merger Sub and the Company will cooperate with respect to any employee and independent contractor communications regarding any matters provided for herein, provided that the Purchaser will retain the sole and absolute discretion to approve of, in advance, any written employee and independent contractor communications relating to any compensation or benefits to be provided by it or by any Acquired Company or any other Affiliate of the Purchaser to employees or independent contractors of Acquired Companies under this Agreement or otherwise following the Closing. The Purchaser, Merger Sub and the Company further agree to use commercially reasonable efforts to coordinate in advance any formal meetings or presentations between employees and independent contractors of the Acquired Companies and any representative of the Purchaser.

Section 6.15 Subsequent Monthly Financial Statements. Until the Closing, on or before the 30th day of each month (beginning with the April 2011 financial statements), the Company will deliver to the Purchaser unaudited consolidated financial statements of the Acquired Companies as at and for the monthly period ending on the last day of the preceding month (the “Subsequent Monthly Financial Statements”), which will include a balance sheet and statement of income.

Section 6.16 Closing Indebtedness. Prior to the Effective Time, the Company shall cause all Indebtedness of the Acquired Companies owed to any third party for borrowed money, including any Indebtedness under that certain Amended and Restated Loan and Security Agreement between the Company and Silicon Valley Bank and that certain Lease Agreement, by and between the Company and De Lage Landen Financial Services, dated November 13, 2008, to be repaid in full and shall obtain (i) payoff letters with respect to such Indebtedness and (ii) termination statements, releases or other appropriate evidence reasonably requested by Purchaser to the effect that no Encumbrances against any of the Acquired Companies’ assets other than Permitted Encumbrances will exist as of the Effective Time with respect to such Indebtedness.

Section 6.17 Indemnification of Officers and Directors

(a) From and after the Effective Time, the Surviving Corporation shall fulfill and honor in all respects the obligations of the Acquired Companies pursuant to any indemnification provisions under the Governing Documents of the Acquired Companies as in effect on the date of this Agreement and pursuant to any indemnity agreements between any Acquired Company and any Person as in effect on the date of this Agreement (the Persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of the Company, being referred to collectively as the “D&O Indemnified Parties”). The Purchaser shall cause the Governing Documents of the Merger Sub and the Surviving Corporation to contain the provisions with respect to indemnification and exculpation from liability at least as favorable to the D&O Indemnified Parties as set forth in the Company’s Governing Documents on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party.

(b) The Surviving Corporation shall pay all reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees, actually incurred by the D&O Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 6.17.

(c) Prior to the Effective Time, the Company shall purchase and fully pay for, including paying all premiums in advance, tail insurance providing coverage for a period of six years after the Effective Time on the same terms as the current policies of directors’ and officers’ liability insurance and indemnification maintained by the Company with respect to claims arising from or related to facts or events which occurred at or before the Effective Time.

(d) This Section 6.17 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Company, the Purchaser, the Surviving Corporation and the D&O Indemnified Parties, and shall be binding on all successors and assigns of the Purchaser and the Surviving Corporation.

(e) If the Surviving Corporation (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the Purchaser shall cause the Surviving Corporation to make proper provision so that the successors and assigns of the Surviving Corporation shall assume the obligations of the Surviving Corporation set forth in this Section 6.17.

Section 6.18 Employee Benefits

(a) To the extent not superseded by an Employment Agreement (including any employment agreement between any of the Purchaser, its Affiliates and the Company, on the one hand, and any Continuing Employee, on the other hand, entered into prior to the Effective Time), not inconsistent with Sections 3.2 or 6.11 and not otherwise paid out at the Closing, the Purchaser agrees that from and after the Effective Time, the Purchaser and its Affiliates shall cause the Surviving Corporation to honor its obligations under all Company severance and change of control plans as set forth on Section 6.18(a) of the Company Disclosure Schedule in accordance with their terms as in effect immediately before the Effective Time. For a period of not less than one year following the Effective Time, the Purchaser shall provide or shall cause to be provided to the Continuing Employees compensation and employee benefits in the aggregate that are not less favorable than those provided to similarly-situated employees of the Purchaser; provided, however, that the foregoing shall not diminish any obligation of the Surviving Corporation pursuant to any employment or similar agreement between the Company and any employee of the Company in existence as of the Closing Date.

(b) For all purposes under the employee benefit plans of the Purchaser and its Affiliates providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited for eligibility and vesting purposes (but not for benefit accrual purposes) with his or her years of service with the Acquired Companies before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plans. In addition, and without limiting the generality of the foregoing, but subject to the terms of the New Plans and the requirements of applicable Law, the Purchaser shall cause all pre-existing condition exclusions, waiting periods and actively-at-work requirements of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee (the “New Health Plans”) to be waived for such Continuing Employee and his or her covered dependents, and the Purchaser shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Health Plans”) ending on the date such Continuing Employee’s participation in the corresponding New Health Plan begins to be taken into account under such New Health Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Health Plan.

(c) Prior to the Closing Date, the Company will take all actions necessary under the Stock Option Plan (including obtaining any necessary consents and approvals) to amend the Stock Option Plan, contingent upon and effective immediately prior to the Effective Time, to: (i) reduce the number of shares of Company Common Stock issuable under the Stock Option Plan to the number of shares of Company Common Stock subject to the Unvested Options held by Continuing Employees immediately prior to the Effective Time, and (ii) provide that any Option that is a Vested Option and that is not, by its terms, vested immediately prior to the Effective Time, shall become fully vested immediately prior to the Effective Time.

Section 6.19 Amendment to Certificate of Incorporation. Promptly after the execution and delivery of this Agreement and the receipt of the requisite shareholder approval, the Company shall duly file an amendment to its Certificate of Incorporation substantially in the form attached hereto as Exhibit E (the “Charter Amendment”) with the Secretary of State of the State of Delaware.

Section 6.20 Further Assurances. Subject to the other express provisions of this Agreement, the Parties will cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the Purchaser, Merger Sub, the Company and, after the Effective Time, the Holder Representative agree (a) to execute and deliver, or cause to be executed and delivered, to each other such other documents and (b) to take promptly, or cause to be taken (including actions after the Closing), all actions as the requesting Party may reasonably request, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

Section 6.21 Section 382 Study. The Company will engage Ernst & Young LLP to conduct, and will use its commercially reasonable efforts to cause Ernst & Young LLP to complete prior to the Closing, a written study to assess (a) whether the Company or any of its domestic Subsidiaries has undergone an ownership change (as such term is defined by section 382(g) of the Code), and (b) if one or more ownership changes has occurred, (i) the dates of the ownership changes, (ii) the section 382 limitations (as such term is defined by Code section 382(b)) applicable to the ownership changes and (iii) the amounts and expiration dates for any net operating losses or credits that are subject to the section 382 limitations. Notwithstanding anything in this Agreement to the contrary (including Section 7.1), satisfaction of the obligations set forth in this Section 6.21 shall not be a condition precedent to the obligation of any Party to consummate the transactions contemplated by this Agreement, and any delay in the completion of the study for any reason shall not be a basis for any Party to delay consummating the transactions contemplated by this Agreement.

Section 6.22 Retention Plan Participants. Not less than five Business Days prior to the Effective Time, the Company shall provide the Purchaser with the final amount of the Retention Plan Pool and an accurate and complete written list (the “Retention Plan Participant List”) of all Company Employees or other individuals who are or may at any time be entitled to any payments, distributions or benefits under the Retention Plan and the percentage interests in the Retention Plan of such Company Employees or other individuals (which percentage interests shall, in the aggregate, equal 100%), which the Company shall designate as the “Final Retention Plan Participant List” when the Company provides such list to the Purchaser.

Section 6.23 Effective Time Holder List. No later than 10 Business Days prior to Closing, the Company shall deliver to the Purchaser (with a copy to the Holder Representative) a list of all Effective Time Holders that is, to the Company’s Knowledge, accurate and complete, indicating for each such Effective Time Holder, (a) such Person’s name and address, (b) the number of shares of each class or series of Company Capital Stock held by such Person and (c) the total number of Options, if any, held by such Person, indicating (i) the number and class or series of Company Capital Stock subject to each Option, (ii) the exercise price, date of grant, vesting schedule, and expiration date for each Option and any applicable status as an incentive stock option or nonqualified stock option and (iii) the total number of Options that would qualify as Vested Options assuming all Options that are unexercised as of the date of this Agreement remain unexercised as of immediately prior to the Effective Time. Notwithstanding anything herein to the contrary, the Purchaser and the Exchange Agent will be entitled to rely on the information contained in the foregoing list for purposes of effecting the mailing required in Section 3.3(a)(i).

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Section 7.1 Conditions to the Obligation of the Purchaser and the Merger Sub. The obligations of the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Purchaser and the Merger Sub, in whole or in part):

(a) Accuracy of Representations and Warranties. The representations and warranties of the Company in this Agreement (together with the Company Disclosure Schedule) must have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specified date, which shall be true and correct in all material respects as of such specified date), with materiality being measured on an aggregate basis with respect to all breaches of representations and warranties; except in each case for representations or warranties that are qualified as to materiality or contain terms such as “Company Material Adverse Effect,” which must have been true and correct in all respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specified date, which shall be true and correct in all respects as of such specified date);

(b) Performance of Covenants. The Company shall have performed or complied with in all material respects the covenants and obligations it is required to perform or comply with under this Agreement on or before the Closing Date;

(c) Consents. Each of the Governmental Authorizations and Consents listed in Section 7.1(c) of the Company Disclosure Schedule must have been obtained and must be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or otherwise been terminated;

(d) No Proceeding. There must not be in effect any Law or Judgment that prohibits, prevents or makes illegal, the consummation of the Merger, and there must not have been commenced any Proceeding that would reasonably be expected to (i) prohibit, prevent, make illegal or otherwise materially interfere with the consummation of the Merger, (ii) cause the Merger to be rescinded following the Effective Time or (iii) affect adversely the right of the Purchaser to own the Equity Interests of the Surviving Corporation or to control the Surviving Corporation;

(e) No Material Adverse Effect. Since the date of this Agreement, there must not have been any change or event that has had a Company Material Adverse Effect;

(f) Appraisal Rights. The number of shares of Company Capital Stock which, as of the Closing, are entitled to become Dissenting Shares will not exceed five percent of the aggregate number of Outstanding Company Shares;

(g) Stockholder Approval. The Charter Amendment, this Agreement and the Merger shall have been adopted and approved by the Stockholders in accordance with the Governing Documents of the Company and the DGCL;

(h) Effectiveness of Employment Agreements. The persons set forth on Schedule I (i) will have signed Employment Agreements with the Company or the Purchaser on or prior to the date hereof and such agreements will be in full force and effect as of the Effective Time and (ii) will be continued to be employed by an Acquired Company immediately before the Effective Time;

(i) Transaction Documents. The Company must have delivered or caused to be delivered each document that Section 2.2(b) requires it to deliver; and

(j) Charter Amendment. The Company shall have duly filed the Charter Amendment with the Secretary of State of the State of Delaware, and such Charter Amendment shall have been accepted for filing and shall not have been revoked.

Section 7.2 Conditions to the Obligation of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

(a) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser and the Merger Sub in this Agreement (together with the Purchaser Disclosure Schedule) must have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specified date, which shall be true and correct in all material respects as of such specified date), with materiality being measured on an aggregate basis with respect to all breaches of representations and warranties; except in each case for representations or warranties that are qualified as to materiality or contain terms such as “Purchaser Material Adverse Effect,” which must have been true and correct in all respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specified date, which shall be true and correct in all material respects as of such specified date);

(b) Performance of Covenants. The Purchaser or the Merger Sub shall have performed or complied with in all material respects the covenants and obligations they are required to perform or comply with under this Agreement on or before the Closing Date;

(c) Consents. Each of the Governmental Authorizations and Consents listed in Section 7.2(c) of the Purchaser Disclosure Schedule must have been obtained and must be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or otherwise been terminated;

(d) No Proceeding. There must not be in effect any Law or Judgment that prohibits, prevents or makes illegal, the consummation of the Merger, and there must not have been commenced any Proceeding that would reasonably be expected to (i) prohibit, prevent, make illegal or otherwise materially interfere with the consummation of the Merger or (ii) cause the Merger to be rescinded following the Effective Time;

(e) Transaction Documents. The Purchaser must have delivered or caused to be delivered to the Company each document that Section 2.2(b) requires it to deliver;

(f) Purchaser Shares. The Share Issuance Requirements shall have been met with respect to the Stock Merger Consideration;

(g) No Material Adverse Effect. Since the date of this Agreement, there must not have been any change or event that has had a Purchaser Material Adverse Effect; and

(h) Stockholder Approval. The Charter Amendment, this Agreement and the Merger shall have been adopted and approved by the Stockholders in accordance with the Governing Documents of the Company and the DGCL.

ARTICLE 8

TERMINATION

Section 8.1 Termination Events. This Agreement may, by written notice given before or at the Closing, be terminated:

(a) by mutual consent of the Purchaser and the Company;

(b) by Purchaser or the Company if the Merger shall not have been consummated by 11:59 p.m. Pacific Time on October 31, 2011 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party whose failure to perform any material obligation required to be performed by such Party results in the failure of the Merger to be consummated by the End Date;

(c) by the Purchaser (so long as the Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of any of the Company’s representations, warranties, covenants or agreements contained in this Agreement, which would result in the failure of a condition set forth in Section 7.1(a) or Section 7.1(b), and which breach has not been cured within 30 days after the notice of the breach from the Purchaser;

(d) by the Company (so long as the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of any of the Purchaser’s or the Merger Sub’s representations, warranties, covenants or agreements contained in this Agreement, which would result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), and which breach has not been cured within 30 days after the notice of breach from the Company;

(e) by Purchaser or the Company if (i) a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Judgment, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the transactions contemplated by this Agreement, (ii) a Law or Judgment shall be in effect that makes consummation of the Merger illegal or otherwise prohibits or prevents the consummation of the Merger or the transactions contemplated by this Agreement or (iii) a court of competent jurisdiction or other Governmental Authority shall have issued any temporary or preliminary injunction or other Judgment having the effect of permitting the Company to act in a manner that would otherwise be prohibited by Sections 6.5 and 6.9, or prohibiting Purchaser from taking the actions otherwise permitted by this Section 8.1 or limiting the obligation of the Company to make the payments to Purchaser contemplated by Section 8.3;

(f) by Purchaser or the Company if the Stockholder Vote shall not have been obtained within 20 days following the mailing of the consent solicitation to the Stockholders pursuant to Section 6.9; provided, however, that (A) a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) if the failure to obtain the required Stockholder Vote is attributable to a failure on the part of such Party to perform any material obligation required to be performed by such Party, and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) if the Company has not made the payment(s) required to be made to Purchaser pursuant to Section 8.3(a) and, if applicable at the time of such termination, pursuant to Section 8.3(b)(iii) or (iv); or

(g) by the Purchaser (at any time prior to the adoption of this Agreement by the Stockholder Vote) if (i) there shall have occurred a Change in Recommendation, (ii) the Company shall have failed to include the Company Board Recommendation in the Information Statement, or (iii) the Company, or any of the Acquired Companies or any Company Representative, shall have materially violated or breached any of the provisions set forth in Section 6.5 or Section 6.9.

Section 8.2 Effect of Termination. Each Party’s rights of termination under Section 8.1 are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such rights of termination is not an election of remedies. If this Agreement is terminated pursuant to Section 8.1, this Agreement and all rights and obligations of the Parties under this Agreement automatically end without Liability against any Party or its Affiliates, except that (a) Section 6.6 (Confidentiality), Section 6.7 (Public Announcement), Article 11 (General Provisions) and this Section 8.2 and Section 8.3 will remain in full force and survive any termination of this Agreement and (b) no such termination shall relieve any Party of any liability for damages resulting from any willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 8.3 Expenses; Termination Fees

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with Section 11.14, whether or not the Merger is consummated; provided, however, that the Company shall make a nonrefundable cash payment to the Purchaser by wire transfer, in an amount equal to the aggregate amount of all reasonable documented out-of-pocket fees and expenses (including all reasonable attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) paid or payable by or on behalf of the Purchaser in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger (the “Expense Reimbursement”) if this Agreement is terminated by the Purchaser or the Company pursuant to Section 8.1(f). Notwithstanding anything to the contrary herein, the Expense Reimbursement shall not exceed $1,500,000 (and at no time shall the aggregate amount of any Expense Reimbursement and Termination Fee paid by the Company exceed $5,000,000).

Any Expense Reimbursement required to be made (A) as the result of a termination of this Agreement by the Company pursuant to Section 8.1(f) shall be paid by the Company prior to the time of such termination; and (B) as the result of termination of this Agreement by Purchaser pursuant to Section 8.1(f) shall be paid by the Company within two Business Days after such termination.

(b) The Company agrees to pay Purchaser (or its designees) by wire transfer an amount equal to $5,000,000, less the amount of any Expense Reimbursement previously paid by the Company to the Purchaser (the “Termination Fee”), if this Agreement is terminated:

(i) by the Purchaser pursuant to Section 8.1(g)(i) or (ii);

(ii) by the Purchaser or the Company pursuant to Section 8.1(b) or by the Purchaser pursuant to Section 8.1(g)(iii) and, in either case, (A) on or before the date of any such termination a solicited or unsolicited Acquisition Proposal shall have been announced or disclosed to the Company Board and (B) a definitive agreement is entered into by the Company with respect to such an Acquisition Transaction or such an Acquisition Transaction is consummated within 12 months of such termination of this Agreement;

(iii) by the Purchaser or the Company pursuant to Section 8.1(f) and (x) on or before the 20th day after the date of the mailing of the consent solicitation to the Stockholders pursuant to Section 6.9 a solicited or unsolicited Acquisition Proposal shall have been announced or disclosed to the Company Board, and (y) a definitive Agreement is entered into by the Company with respect to such an Alternative Transaction or such an Alternative Transaction is consummated within 12 months of such termination of this Agreement; or

(iv) by the Company pursuant to Section 8.1(f) at any time during which the Agreement was otherwise terminable by the Purchaser in a circumstance in which the Purchaser would be entitled to payment of the Termination Fee pursuant to Section 8.3(b)(i) or (iii).

(c) Any Termination Fee required to be paid (i) pursuant to Section 8.3(b)(i) shall be paid within two Business Days after termination by the Purchaser and (ii) pursuant to Section 8.3(b)(ii), (iii) or (iv) shall be paid within two Business Days after the final event giving rise to such payment occurs.

(d) If the Company fails to pay when due any amount payable under this Section 8.3, then (i) the Company shall reimburse Purchaser for all reasonable costs and expenses (including reasonable fees of counsel) incurred in connection with the enforcement by Purchaser of its rights under this Section 8.3, and (ii) the Company shall pay to Purchaser interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Purchaser in full) at a rate per annum equal to 3% over the “prime rate” (as announced by The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

(e) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of liability pursuant to Section 8.2(b).

ARTICLE 9

CERTAIN TAX MATTERS

Section 9.1 Preparation and Filing of Tax Returns and Payment of Taxes

(a) The Acquired Companies will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies due before Closing (taking into account applicable extensions). Such Tax Returns will be prepared using accounting methods and other practices that are consistent with those used by the Acquired Companies in their prior Tax Returns. The Acquired Companies will timely pay, or cause to be paid, (i) all Taxes required to be shown on such Tax Returns, and (ii) all other Taxes due before the Closing Date regardless of whether or not such Taxes are required to be shown on a Tax Return that is due before Closing Date.

(b) Purchaser and the Surviving Corporation will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies due on or after Closing.

(c) Purchaser will use commercially reasonable efforts to deliver, or cause to be delivered, to the Holder Representative a draft of any Tax Return (or portion thereof) of the Acquired Companies prepared (or caused to be prepared) by Purchaser not less than 30 days prior to the due date for filing such Tax Return (and if delivery of such Tax Returns at least 30 days prior to the due date for filing cannot be accomplished with commercially reasonable efforts, Purchaser shall in any case deliver such Tax Returns as soon as practicable thereafter and in any event prior to the due date for filing), but only to the extent such Tax Return (or portion thereof) includes or reasonably could be expected to affect Retained Taxes for which the Effective Time Holders are liable under this Agreement. The Holder Representative will provide Purchaser with its comments on, and proposed changes to, such Tax Return, if any, not later than 15 days after delivery by the Purchaser (or as soon as practicable after delivery and, if practicable, prior to the due date for filing in the event delivery is less than 15 days prior to the due date for filing). Purchaser will accept each such comment and proposed change unless, after a reasonable good faith determination, it determines that (i) there is insufficient legal authority to conclude that such comment or change is more likely than not correct, or (ii) such comment or proposed change would reasonably be expected to increase the amount of the Assumed Taxes. The amount of the Retained Taxes due with respect to such a Tax Return will be paid by the Purchaser; provided, however, that the Purchaser shall have the right to make an Indemnification Claim for the amount of such Retained Taxes in accordance with the provisions set forth in Article 10. Nothing in this Section 9.1(c) will require Purchaser to provide the Holder Representative or any Effective Time Holder any Tax Return of Purchaser or its Affiliates (other than the Acquired Companies), including any consolidated Tax Return of which the Company is a member but not the common parent, provided that if any such Tax Return contains an item which would reasonably be expected to affect Retained Taxes, Purchaser will provide to the Holder Representative a description of such amount and how it was determined in reasonably sufficient detail to enable the Holder Representative to ascertain whether such amount is a Retained Tax.

Section 9.2 Apportionment and Straddle Period Taxes

(a) With respect to any Straddle Period, the Purchaser, the Acquired Companies and the Effective Time Holders will, to the extent permitted by Law, elect to treat the Closing Date as the last day of the taxable period of the Company and will apportion any Taxes arising out of, or relating to, a Straddle Period to the Pre-Closing Straddle Period and Post-Closing Straddle Period on a “closing-the-books” basis as if the relevant Tax period ended at the close of business on the Closing Date. In any case where applicable Law does not permit the Closing Date to be treated as the last day of the taxable period, any Taxes arising out of or relating to a Straddle Period will be apportioned to the Pre-Closing Straddle Period based on an interim closing of the books as of and including the Closing Date; provided, however, that (i) exemptions, allowances or deductions that are calculated on an annualized basis (including depreciation, amortization and depletion deductions) will be apportioned on a daily pro rata basis and (ii) solely for purposes of determining the marginal Tax rate applicable to income during such period in a jurisdiction in which such Tax rate depends upon the level of income, annualized income will be taken into account.

(b) Notwithstanding Section 9.2(a) and in the case of any property, ad valorem or similar Taxes, the amount of Taxes attributable to the Pre-Closing Straddle Period will be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Tax period.

Section 9.3 Transfer Taxes. Sales, use, transfer, conveyance, documentary, recording, notarial, value added, excise, registration, stamp, gross receipts and similar Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) will be borne 50% by the Purchaser and 50% by the Escrow Account; provided, however, that Purchaser shall bear the Transfer Taxes to the extent the Escrow Shares, cash and other property then remaining in the Escrow Account are insufficient to cover such portion of the Transfer Taxes. Purchaser shall file all Tax Returns required in connection with such Transfer Taxes. For the avoidance of doubt, this Section 9.3 shall not apply to Capital Gains Taxes.

Section 9.4 Tax Contests

(a) The Purchaser will notify the Holder Representative in writing within 10 Business Days of receipt of written notice of any Proceeding with respect to Taxes that reasonably could be expected to affect the Liability for Indian Taxes (including an Indian Proceeding) or Retained Taxes of the Effective Time Holders under this Agreement (a “Tax Contest”). The Holder Representative will notify Purchaser in writing within 10 Business Days of receipt by the Holder Representative of written notice of any Tax Contest involving any of the Acquired Companies, or assets held by any of the Acquired Companies (even if such notice relates solely to Retained Taxes).

(b) The Purchaser will control any and all Tax Contests of the Acquired Companies, including the defense and (subject to Section 9.4(c)) settlement of such Tax Contest. The Purchaser will (i) keep the Holder Representative reasonably informed of the progress of any such Tax Contest, (ii) provide the Holder Representative copies of all written correspondence and other documents relevant to such Tax Contest, and (iii) allow the Holder Representative to provide reasonable input; provided, nothing in this Section 9.4(b) will require the Purchaser to provide Holder Representative correspondence or other documents which contain Tax or financial information regarding the Purchaser or its Affiliates (other than the Acquired Companies), including correspondence or other documents pertaining to a consolidated group of which the Company is a member, but not the common parent, provided that if any such correspondence or other documents contain information which would reasonably be expected to affect the Liability for Indian Taxes or Retained Taxes of the Effective Time Holders under this Agreement, Purchaser will provide to the Holder Representative a description of such information in reasonably sufficient detail to enable the Holder Representative to ascertain its effect on such Liability of the Effective Time Holders.

(c) The Holder Representative shall have the right (but not the duty) to participate in the defense of any such Tax Contest and to employ counsel (at the expense of and on behalf of the Effective Time Holders as provided for in Section 11.1), separate from the counsel employed by the Purchaser to participate in such defense. The Purchaser may not settle any such Tax Contest in any manner which would adversely affect the Effective Time Holders and shall not pay (or commit to pay) any amount with respect to the Indian Taxes without the prior written consent of the Holder Representative (which will not be unreasonably withheld, conditioned or delayed); provided that nothing herein shall require the Purchaser to appeal or to continue to prosecute or pursue a Tax Contest, except that, if the Holder Representative assumes control of the Tax Contest pursuant to this Section 9.4(c), then the Purchaser shall cooperate with the Holder Representative pursuant to Section 9.5 to allow the Holder Representative to appeal or to continue to prosecute or pursue such Tax Contest. If the Purchaser does not (or notifies the Holder Representative that it will not) timely respond to, proceed with, or appeal any Tax Contest, the Holder Representative may assume control of such Tax Contest (or appeal), at its own expense (on behalf of the Effective Time Holders and subject to reimbursement, at its option, from the Escrow Fund or as otherwise provided in Section 11.1). Thereafter the Holder Representative shall control such Tax Contest (or appeal). The Holder Representative may not settle any such Tax Contest in any manner which would adversely affect the Purchaser and shall not pay (or commit to pay) any amount with respect to Indian Taxes without the prior written consent of the Purchaser (which will not be unreasonably withheld, conditioned or delayed). If the Holder Representative has assumed control of a Tax Contest (or appeal), the Holder Representative shall prepare all filings (other than Tax Returns) related to such Tax Contest, keep the Purchaser reasonably informed of the progress of such Tax Contest, provide the Purchaser copies of all written correspondence and other documents relevant to such Tax Contest, and all Tax Returns that reasonably would be expected to affect the Effective Time Holder’s Liability for Retained Taxes or Indian Taxes that are filed after the final resolution of the Tax Contest shall be prepared by the Purchaser and filed consistently with the final resolution.

(d) If it is necessary to pay or deposit any Tax amount (the “Deposit”) with respect to a Tax Contest involving Indian Taxes in order to (i) allow the Tax Contest to be pursued or (ii) avoid incurring material additional penalties, interest or Taxes with respect to the disputed Tax, some or all of such Deposit may, with the mutual consent of the Purchaser and the Holder Representative (such consent not to be unreasonably withheld, conditioned or delayed), be funded from the Escrow Fund or from a Setoff Amount, as applicable, provided that neither the Escrow Fund nor the Setoff Amount shall be used for a Deposit unless the Threshold has been exceeded at the time of such funding based on claimed and unresolved, or previously agreed to, Losses for matters subject to the Threshold (including the amount of the Deposit). The amount of any partial or full refund of the Deposit will be distributed to (x) the Escrow Fund if funded from the Escrow Fund and the Escrow Fund remains in existence and is available for new indemnification claims under Article 10, (y) the Party that funded the Deposit directly (if not funded from the Escrow Fund or a Setoff Amount) or (z) otherwise to the Exchange Agent for further distribution to the Effective Time Holders, with each such Effective Time Holder receiving an amount, equal to the amount such Effective Time Holder would have received had such partial or full refund not been used as a Deposit. To the extent the Deposit is not refunded, it shall be treated as payment of an indemnification claim under Section 10.1(e).

Section 9.5 Assistance and Cooperation. The Purchaser, the Acquired Companies and the Holder Representative will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest.

Section 9.6 Tax Sharing Agreement. Any tax sharing agreements or arrangements to which any of the Acquired Companies may be a party or have liability, excluding this Agreement, will be terminated effective as of the Closing. After the Closing, neither the Effective Time Holders nor their Affiliates will have any further rights or liabilities thereunder, and this Agreement will be the sole Tax sharing agreement relating to the Acquired Companies for all periods beginning before the Closing.

Section 9.7 Indian Tax Action. Prior to the end of the Earn-Out Period, neither the Purchaser nor any of its Affiliates will take any action with respect to an Indian Governmental Authority that would reasonably be expected to result in a Proceeding with respect to Indian Taxes or a claim for indemnification for Indian Taxes excluding those actions contemplated by this Agreement. Nothing in this Section 9.7 shall prohibit the Purchaser or any of its Affiliates from (i) making a claim for indemnification of Indian Taxes pursuant to Section 10.3(g), or (ii) filing Tax Returns, paying Taxes, or preparing transfer pricing documentation in the Ordinary Course, or responding to requests from a Governmental Authority for information or documentation as part of a Proceeding for Taxes, provided that if any such actions relate to Indian Taxes, such actions shall only be permitted to the extent such actions are consistent with this Agreement.

Section 9.8 Refunds of Indian Tax. If the Purchaser or any of its Affiliates receives a refund of any Indian Taxes prior to the termination of the Earn-Out Period for which a payment has been made to any of the Purchaser Indemnified Parties for a Loss described in Section 10.1(e) (whether from the Escrow Fund or as a Setoff Amount) or if, in lieu of accepting a refund the Purchaser or its Affiliates apply such refund to reduce Taxes that would otherwise be payable by the Purchaser or its Affiliates, an amount equal to such refund shall be distributed to (x) the Escrow Fund if such Loss was funded from the Escrow Fund and the Escrow Fund remains in existence and is available for new indemnification claims under Article 10, (y) the Exchange Agent for further distribution to the Effective Time Holders, if such Loss was a Setoff Amount, with each such Effective Time Holder receiving an amount equal to the amount such Effective Time Holder would have received had such amount been paid as Earn-Out Consideration, or (z) the Exchange Agent for further distribution to the Effective Time Holders in accordance with their Escrow Percentage Interests, if such Loss was funded from the Escrow Fund and the Escrow Fund no longer remains in existence.

ARTICLE 10

INDEMNIFICATION

Section 10.1 Indemnification by the Effective Time Holders. In the event that Closing occurs and subject to the limitations expressly set forth in Section 10.5, each of the Effective Time Holders, on a several but not joint basis (on a pro rata basis in accordance with such holder’s Escrow Percentage Interest in the Escrow Account, except in the event of certain circumstances described in Section 10.5), will indemnify, defend and hold harmless the Purchaser and its Subsidiaries (including, following the Closing, the Surviving Corporation and the other Acquired Companies) and each of their respective directors, officers, employees, agents, consultants, attorneys and other advisors and representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred or suffered by the Purchaser Indemnified Parties arising out of, relating to or resulting from any of the following:

(a) any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement or in the certificate delivered by or on behalf of the Company pursuant to Section 2.2(b)(i)(E);

(b) any nonfulfillment, nonperformance or other breach of any covenant or agreement of the Company contained in this Agreement;

(c) subject to Section 10.5(e), any indemnification, exculpation and expense reimbursement obligations of the Acquired Companies described in Section 6.17 to the extent the applicable Losses arise out of, relate to or result from events occurring or circumstances existing on or prior to the Effective Time and exceed the amount actually received by the Surviving Corporation from the tail insurance policy described in Section 6.17(c) with respect to the claims made by the Surviving Corporation in accordance with Section 10.5(e) relating to such events or circumstances;

(d) Retained Taxes;

(e) any Final Indian Tax Amount; and

(f) any Proceedings incidental to any of the matters set forth in clauses (a) through (e) above.

For purposes of this Section 10.1, any inaccuracy in, or breach of any representation or warranty or other statement, or nonfulfillment, nonperformance or other breach of any covenant or agreement by the Company and the amount of any Losses associated therewith, will be determined without regard for any material, materiality or “Company Material Adverse Effect” qualification; provided, however, the foregoing shall not apply to the second sentence of Section 4.5(b), the first sentence of Section 4.10 or Section 4.30 (any provisions in this Agreement for which materiality or Company Material Adverse Effect are so disregarded being referred to herein as the “Company Materiality Qualified Provisions”).

Section 10.2 Indemnification by the Purchaser. In the event that Closing occurs and subject to the limitations expressly set forth in Section 10.5, the Purchaser will indemnify, defend and hold harmless the Effective Time Holders and each of their respective directors, officers, employees, agents, consultants, attorneys and other advisors and representatives (collectively, the “Company Indemnified Parties”) from and against any and all Losses incurred or suffered by the Company Indemnified Parties arising out of, relating to or resulting from any of the following:

(a) any inaccuracy in or breach of any representation or warranty of the Purchaser or the Merger Sub contained in this Agreement or in any certificate delivered by or on behalf of the Purchaser or the Merger Sub pursuant to Section 2.2(b)(ii)(D);

(b) any nonfulfillment, nonperformance or other breach of any covenant or agreement of the Purchaser or the Merger Sub contained in this Agreement or any nonfulfillment, nonperformance or other breach of any covenant or agreement contained in this Agreement to be performed after the date of this Agreement by the Surviving Corporation;

(c) the Assumed Taxes; and

(d) any Proceedings incidental to any of the matters set forth in clauses (a) through (c) above.

For purposes of this Section 10.2, any inaccuracy in, or breach of any representation or warranty or other statement, or nonfulfillment, nonperformance or other breach of any covenant or agreement by the Purchaser or the Merger Sub or the Surviving Corporation, and the amount of any Losses associated therewith, will be determined without regard for any material, materiality, “Purchaser Material Adverse Effect” qualification; provided, however, the foregoing shall not apply to Section 5.6(b)(iii) (any provisions in this Agreement for which materiality or Purchaser Material Adverse Effect are so disregarded being referred to herein as the “Purchaser Materiality Qualified Provisions”).

Section 10.3 Claim Procedure. Except as expressly set forth in Article 9 insofar as it relates to Indian Taxes, all claims for indemnification under this Article 10 will be asserted and resolved as follows (provided, that in each case where the Indemnified Party or the Indemnifying Party is, collectively, the Effective Time Holders, then in each such case all references to such Indemnified Party or Indemnifying Party, as the case may be, in this Section 10.3 shall be deemed (except for provisions relating to an obligation to make or a right to receive any payments) to refer to the Holder Representative acting on behalf of such Indemnified Party or Indemnifying Party, as applicable):

(a) A Party that seeks indemnity under this Article 10 (an “Indemnified Party”) will promptly give the party from whom indemnification is sought (an “Indemnifying Party”) notice of any matter that an Indemnified Party has determined has given rise to a right of indemnification under this Agreement, stating the amount of any Loss, if known, or a preliminary, non-binding estimate thereof to the extent practicable (such amount, the “Asserted Losses”), and the method of computation thereof, all with reasonable particularity, and stating with particularity the nature of such matter and the reasonable basis for such indemnification claim (an “Indemnification Demand”). So long as the value of the Escrow Fund exceeds zero (including if any Escrow Shares remain therein), if the Indemnified Party is the Purchaser, the Purchaser will also deliver a copy of the Indemnification Demand to the Escrow Agent contemporaneously with the delivery to the Holder Representative. Subject to the time periods set forth in Section 10.4(b) for making a claim, no failure or delay on the part of the Indemnified Party in providing such notice will relieve the Indemnifying Party from its indemnification obligations hereunder except to the extent of any Liability caused by or arising out of such failure or delay.

(b) Within thirty (30) days after delivery of an Indemnification Demand to the Indemnifying Party, the Indemnifying Party shall deliver to the other of such parties a written response (the “Response”) in which the party providing the Response shall: (i) agree that the Indemnified Party is entitled to receive the entire amount of the Asserted Losses; (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Asserted Losses (such portion, the “Agreed Portion”); provided that if the Indemnified Party is (A) a Purchaser Indemnified Party, then the Holder Representative and Purchaser shall deliver to the Escrow Agent (so long as the value of the Escrow Fund exceeds zero (including if any Escrow Shares remain therein)), within three Business Days following the delivery of the Response, a written notice executed by both such Parties instructing the Escrow Agent to disburse from the Escrow Account a number of Escrow Shares and a proportionate amount of other property then held in the Escrow Account with an aggregate value (with such Escrow Shares included in such disbursement valued at the Per Purchaser Share Value) equal to the entire amount of the Asserted Losses or the Agreed Portion, as the case may be (or, if the value of the Escrow Fund remaining in the Escrow Account is insufficient to cover such Asserted Losses or Agreed Portion, all of the Escrow Fund remaining in the Escrow Account) to Purchaser, or (B) a Company Indemnified Party, Purchaser shall pay the entire amount of the Asserted Losses or the Agreed Portion, as the case may be, in accordance with a payment and distribution method reasonably acceptable to the Holder Representative; or (iii) dispute that the Indemnified Party is entitled to receive any of the Asserted Losses (in which case the proviso set forth in clause (ii) above shall not apply).

(c) In the event that the Party providing a Response pursuant to Section 10.3(b) shall (i) dispute that the Indemnified Party is entitled to receive any of the Asserted Losses, or (ii) agree that the Indemnified Party is entitled only to the Agreed Portion of the Asserted Losses, the Holder Representative and the Purchaser shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Asserted Losses (or the portion of the Asserted Losses not comprising the Agreed Portion). If the Holder Representative and the Purchaser should so agree, a memorandum setting forth such agreement shall be prepared and signed by both such Parties and, in the case of a demand for recovery from the Escrow Account, shall be furnished to the Escrow Agent. If no such agreement can be reached after good faith negotiation within sixty (60) days after delivery of a Response, either the Purchaser or the Holder Representative may submit any matter set forth in the applicable Indemnification Demand to be heard and determined in any Delaware state or federal court in accordance with Section 11.12.

(d) All payments required by the applicable court shall be made within thirty (30) days after such court renders a final, non-appealable judgment (including in accordance with a payment and distribution method reasonably acceptable to the Holder Representative, if a Company Indemnified Party is the Indemnified Party), or, in the event any Purchaser Indemnified Party is the Indemnified Party (and so long as the value of the Escrow Fund exceeds zero (including if any Escrow Shares remain therein)), a written notice executed by the Holder Representative and the Purchaser instructing the Escrow Agent to disburse a portion of the Escrow Fund with a value (with such Escrow Shares included in such disbursement valued at the Per Purchaser Share Value) equal to the entire amount of any such payment required by the court to be made by the Effective Time Holders to any Purchaser Indemnified Party (or, if the value of the Escrow Fund remaining in the Escrow Account is insufficient to cover such Asserted Losses or Agreed Portion, all of the Escrow Fund) will be delivered to the Escrow Agent.

(e) The obligations and Liabilities of an Indemnifying Party under this Article 10 with respect to Losses arising from Claims of any third party (“Third Party Claims”) will be governed by and contingent upon the following additional terms and conditions. If an Indemnified Party receives notice of any Third Party Claim, the Indemnified Party will give the Indemnifying Party prompt notice of such Third Party Claim, and the Indemnified Party shall have the right to direct the defense of such Third Party Claim, through counsel selected by it and subject to the reasonable approval of the Indemnifying Party. All costs and expenses of any such defense shall be at the Indemnified Party’s expense, to be reimbursable by the Indemnifying Party (including, if applicable, from the Escrow Account) to the extent such costs and expenses constitute indemnifiable Losses of the Indemnified Party hereunder. The Indemnified Party shall conduct such defense in a commercially reasonable manner. If the Indemnified Party fails to defend or if, after commencing or undertaking any such defense, the Indemnified Party fails to prosecute or withdraws from such defense, the Indemnifying Party shall have the right to undertake the defense or settlement thereof. If the Indemnified Party or the Indemnifying Party assumes the defense of any such Third Party Claim in accordance with the foregoing (the “Controlling Party”), the Controlling Party shall (i) consult with the other Party to allow such other Party to participate in such defense at the sole expense of such other Party, (ii) keep such other Party reasonably informed regarding such defense and (iii) provide such other Party and his, her or its counsel with access to all records and personnel relating to any such Third Party Claim during normal business hours. In all circumstances, the Parties shall cooperate fully and in good faith with each other with respect to any Third Party Claims subject to this Section 10.3(e), including, as applicable, using commercially reasonable efforts to make available to the other Party on a reasonable basis all such witnesses, records, materials and information available to him, her or it or to any Effective Time Holder, in the case of the Holder Representative, or any Purchaser Indemnified Party, in the case of the Purchaser, relating thereto as is reasonably required. Except for the settlement of a Third Party Claim that involves the payment of money only and for which the Indemnified Party is totally indemnified by the Indemnifying Party, no Third Party Claim may be settled without the written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed. The procedures set forth in this Section 10.3(e) shall not apply to any Tax Contests covered by Section 9.4 of this Agreement.

(f) In the event that the Effective Time Holders are the Indemnifying Party and the Holder Representative assumes the control and defense of the Third Party Claim in accordance with Section 10.3(e), the Holder Representative shall be entitled to be reimbursed from the Escrow Account (to the extent there is sufficient value in the Escrow Fund) for the reasonable documented out-of-pocket legal fees and expenses associated with the control and defense of such Third Party Claim that are actually incurred by the Holder Representative in connection therewith; provided that to obtain such reimbursement from the Escrow Account, the Holder Representative must deliver a written reimbursement request to the Purchaser and the Escrow Agent which includes reasonable detail as to, and documentary support for, the expenses incurred. The procedures set forth in this Section 10.3(f) shall not apply to any Tax Contests covered by Section 9.4 of this Agreement.

(g) Notwithstanding anything in this Agreement to the contrary:

(i) If any Purchaser Indemnified Party receives notice that a Proceeding has been commenced against any Purchaser Indemnified Party with respect to Indian Taxes (an “Indian Proceeding”), the Purchaser shall provide the Escrow Agent and the Holder Representative prompt written notice of the existence of such Proceeding (an “Indian Proceeding Notice”), which shall state the amount of the Indian Taxes that are subject to the Indian Proceeding, if known, or a preliminary, non-binding estimate thereof to the extent practicable. The Purchaser shall promptly notify the Holder Representative and Escrow Agent in writing of any change of which it is aware in the amount of Indian Taxes that are subject to the Indian Proceeding. The amount of Indian Taxes set forth in the Indian Proceeding Notice, as updated by the Purchaser from time to time in accordance with this clause (i) shall be referred to in this Agreement as the “Indian Proceeding Amount.” The Purchaser shall be entitled to submit an Indemnification Demand in accordance with Section 10.3(a) in connection with any Indian Proceeding with the Asserted Losses being the Indian Proceeding Amount. Notwithstanding anything to the contrary in this Agreement, following submission by the Purchaser of such an Indemnification Demand, the procedures set forth in Section 10.3 (other than this Section 10.3(g)) shall not apply to such Indemnification Demand, which shall be resolved in accordance with the procedures set forth in Section 9.4 for Tax Contests and this Section 10.3(g).

(ii) If (A) an Indian Proceeding has been finally resolved in accordance with the terms of this Agreement prior to the time of the scheduled release of the Escrow Fund following the 18 month anniversary of the Closing Date and any indemnification amount related to such Proceeding and owed pursuant to Section 10.1(e) has not been fully satisfied from the Escrow Fund by the 18 month anniversary of the Closing Date (the “Unsatisfied Amount”), (B) an Indian Proceeding is pending at the time of the scheduled release of the Escrow Fund following the 18 month anniversary of the Closing Date, to the extent the amount of the Indian Proceeding Amount exceeds (the “Applicable Excess”) the value of the Purchaser Shares (valued at the Per Purchaser Share Value) and other property, if any, remaining in the Escrow Fund immediately following such time to satisfy unresolved claims, or (C) an Indian Proceeding is pending or has been finally resolved in accordance with the provisions of this Agreement and the Purchaser reasonably concludes that due to such pending or resolved Indian Proceeding withholding is required on a payment of the Earn-Out Consideration, the Purchaser may reduce and retain unpaid Earn-Out Consideration (at the time such Earn-Out Consideration would otherwise be payable pursuant to Section 3.7) by an amount equal to the Unsatisfied Amount, the Applicable Excess or, in the case of sub-clause (C) of this paragraph, a reasonable estimate of the required withholding (such amount, the “Estimated Amount”) (the amount so set off due to any Unsatisfied Amount, Applicable Excess or Estimated Amount, or used as a Deposit pursuant to Section 9.4(d), the “Setoff Amount”). Unless used as a Deposit pursuant to Section 9.4(d), the Purchaser shall retain any Setoff Amount relating to any Applicable Excess or Estimated Amount until the amount of Indian Taxes that are owed, if any, pursuant to the applicable Indian Proceeding is finally determined (in accordance with Section 9.4(c)) by the appropriate Indian Governmental Authority, including as a result of a final resolution of a Tax Contest related to the Indian Proceeding (including all reasonable documented out-of-pocket fees and expenses (including all reasonable attorneys’ fees, accountants’ fees and filing fees) of the Purchaser Indemnified Parties associated therewith, the “Final Indian Tax Amount”).

(iii) To the extent the Purchaser has paid all or any portion of the Final Indian Tax Amount, the Purchaser shall be reimbursed for such payment of the Final Indian Tax Amount first from the Escrow Fund (without reduction for any other pending and unpaid claims against the Escrow Fund and with any Escrow Shares included in such disbursement valued at the Per

Purchaser Share Value) (the “Escrow Final Indian Tax Reimbursement”). To the extent the Escrow Final Indian Tax Reimbursement is insufficient to reimburse the Purchaser for such payment of the Final Indian Tax Amount (the “Applicable Escrow Final Indian Tax Reimbursement Shortfall”), if a Setoff Amount has been taken previously with respect to the matters that gave rise to such Final Indian Tax Amount, the Purchaser shall be reimbursed by such Setoff Amount in an amount up to the Applicable Escrow Final Indian Tax Reimbursement Shortfall. To the extent the Escrow Final Indian Tax Reimbursement plus the reimbursement from the Setoff Amount described in the immediately preceding sentence (or, if there has been no such prior Setoff Amount taken with respect to the matters that gave rise to such Final Indian Tax Amount, the Escrow Final Indian Tax Reimbursement alone) is still insufficient to reimburse the Purchaser for such payment of the Final Indian Tax Amount (the “Applicable Escrow/Setoff Final Indian Tax Reimbursement Shortfall”), the Purchaser shall be entitled to set off in an amount equal to the Applicable Escrow/Setoff Final Indian Tax Reimbursement Shortfall from future payments of Earn-Out Consideration that would have otherwise been payable pursuant to Section 3.7. To the extent the Escrow Final Indian Tax Reimbursement plus any Setoff Amount taken previously with respect to the matters that gave rise to such payment of the Final Indian Tax Amount exceeds such Final Indian Tax Amount, the Purchaser shall promptly distribute (or cause to be distributed) the excess portion of the applicable Setoff Amount in accordance with Section 3.7.

(iv) If (A) the Purchaser makes a payment to any Indian Governmental Authority for any Indian Taxes and such payment is deductible or results in a credit for U.S. federal or California state Tax purposes that reduce the actual Tax liability otherwise payable by the Purchaser or its Affiliates by at least $100,000 with respect to any of the three taxable years following the taxable year of the payment of the applicable Indian Taxes (as reasonably determined in the sole discretion of the Purchaser) and (B) any Purchaser Indemnified Party has withheld, been indemnified for or been reimbursed for all or portion of such payment of the Indian Taxes pursuant to this Agreement (the “Reimbursed Indian Taxes”), the Purchaser shall, promptly after filing the applicable Tax Return reflecting such Tax reduction, pay an amount equal to the product of (x) the amount of such Tax reduction multiplied by (y) the ratio of (1) the amount the Reimbursed Indian Taxes over (2) the applicable Indian Taxes , to the Exchange Agent for further distribution to the Effective Time Holders. The Purchaser shall provide (or cause to be provided) to the Holder Representative a written summary of how any such Tax reduction was determined.

(v) For U.S. income tax purposes, all Setoff Amounts shall be treated as owned by the Purchaser, all taxable income attributable to the investment of a Setoff Amount, if any, prior to its distribution shall be allocated to the Purchaser for U.S. income tax purposes, and neither the Purchaser nor its Affiliates will report any Setoff Amount as a payment to the Effective Time Holders for U.S. income tax purposes unless and until such Setoff Amount is distributed to the Effective Time Holders pursuant to this Agreement.

Section 10.4 Survival

(a) All representations and warranties contained in this Agreement will survive the Closing and expire at 5:00 p.m. California time on the one year anniversary of the Closing Date, irrespective of any facts known to any Indemnified Party at or prior to the Closing or any investigation at any time made by or on behalf of any Indemnified Party; provided, however, that the representations and warranties set forth in Section 4.2 (Authority and Enforceability), Section 4.3(a)(i) (No Conflict), Section 4.4 (Capitalization and Ownership), Section 4.13 (Intellectual Property), Section 4.15 (Tax Matters), Section 4.16(i) (Retention Plan), Section 4.29 (Brokers or Finders), Section 5.2 (Authority and Enforceability),

Section 5.3(a)(i) (No Conflict), Section 5.8 (Purchaser Capital Stock) and Section 5.11 (Brokers or Finders) will survive the Closing and expire at 5:00 p.m. California time on the 18 month anniversary of the Closing Date. The covenants and agreements of the Purchaser, Merger Sub and the Company set forth in this Agreement to be performed at or prior to the Closing of the Agreement shall survive the Closing and expire at 5:00 p.m. California time on the one year anniversary of the Closing Date; provided, however, all covenants directly governing the payment of the Merger Consideration shall survive indefinitely to the extent necessary to give effect to their terms. All other covenants shall survive indefinitely to the extent necessary to give effect to their terms (including all covenants relating to the payment of the Merger Consideration); provided, however, the covenants set forth in Article 9 (other than the covenants included in Sections 9.4, 9.7 and 9.8 to which the first part of this sentence shall apply) will survive the Closing and expire at 5:00 p.m. California time on the 18 month anniversary of the Closing Date.

(b) All claims for indemnification under this Article 10 must be asserted prior to the expiration of the applicable survival period set forth in Section 10.4(a); provided that no claim for indemnification by any Purchaser Indemnified Parties under Section 10.1(e) or 10.3(g) may be made against the Effective Time Holders following the end of the Earn-Out Period, and no other claim for indemnification by any Purchaser Indemnified Parties under this Article 10 may be made against the Effective Time Holders following the 18 month anniversary of the Closing Date; provided, however, that if an Indemnified Party delivers to an Indemnifying Party, before expiration of the applicable indemnification or survival period, an Indemnification Demand, then the applicable indemnification obligation, representation or warranty will survive after such time as it would otherwise expire until, but only for purposes of, the resolution of the matter covered by such Indemnification Demand. If the claim with respect to which such notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party will promptly so notify the Indemnifying Party.

(c) The Parties acknowledge that the time periods set forth in this Section and elsewhere in this Agreement for the assertion of claims and notices under this Agreement are the result of arms’ length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties. The Parties further acknowledge that the time periods set forth in this Section and elsewhere in this Agreement may be shorter than otherwise provided by Law, and the Parties intend that the time periods in this Agreement shall control.

Section 10.5 Limitations on Liability

(a) Except as otherwise provided in Section 10.3(g) and this Section 10.5 and subject to Section 10.4, if the Merger is consummated, the rights of a Purchaser Indemnified Party to assert any Claim for Indemnification under this Article 10 against the Escrow Fund will be the sole and exclusive remedy of a Purchaser Indemnified Party relating to this Agreement or the transactions contemplated hereby (other than with respect to any equitable remedies available to any Purchaser Indemnified Party); provided that for matters described in Section 10.3(g), the Setoff Amount shall, in addition to the Escrow Fund, serve as an additional remedy for the benefit of the Purchaser Indemnified Parties and the Escrow Fund will not be the sole and exclusive remedy for the matters described in Section 10.1(a) to the extent it relates to the representations and warranties set forth in Section 4.2 (Authority and Enforceability), Section 4.3(a)(i) (No Conflict), Section 4.4 (Capitalization and Ownership), or Section 4.29 (Brokers or Finders) (the foregoing representations and warranties, the “Company Specified Representations”); provided further, that (i) in no event will any Effective Time Holder’s Liability to the Purchaser Indemnified Parties (when aggregated with any other Liability to the Purchaser Indemnified Parties hereunder) exceed the amount of such Effective Time Holder’s portion of the Merger Consideration actually received (or, in the case of a Setoff Amount pursuant to Section 10.3(g), entitled to be received by such Effective Time Holder), (ii) each Effective Time Holder’s indemnification obligation with respect to indemnification claims relating to a breach or inaccuracy in any Company Specified Representation shall be on a several but not joint basis (on a pro rata basis in accordance with such holder’s Aggregate Percentage Interest), and (iii) the Purchaser Indemnified Parties must first seek reimbursement for their Losses associated with a particular claim from the Escrow Fund to the extent the Escrow Fund is available and sufficient to reimburse the Purchaser Indemnified Parties for the applicable Losses.

(b) Except as otherwise provided in this Section 10.5 and Section 11.6 and subject to Section 10.4, if the Merger is consummated, the rights of a Company Indemnified Party to assert any Claim for Indemnification under this Article 10 will be the sole and exclusive remedy of a Company Indemnified Party relating to this Agreement or the transactions contemplated hereby (other than with respect to any equitable remedies available to any Company Indemnified Party); provided that (i) in no event will the Purchaser’s liability for any claim under Section 10.2(a) (other than any indemnification claims relating to a breach or inaccuracy in any of the representations and warranties set forth in Section 5.2 (Authority and Enforceability), Section 5.3(a)(i) (No Conflict), Section 5.8 (Purchaser Capital Stock) and Section 5.11 (Brokers or Finders) (the foregoing representations and warranties, the “Purchaser Specified Representations”)) exceed $12,099,996 and (ii) in no event will the Purchaser’s liability for any claim under Section 10.2(a) relating to any breach or inaccuracy in the Purchaser Specified Representations exceed $33,000,000.

(c) The Effective Time Holders will not be obligated to indemnify the Purchaser Indemnified Parties under Section 10.1(a), Section 10.1(b) (solely with respect to a breach of Section 6.4), Section 10.1(e), or Section 10.1(f) (to the extent it relates to Sections 10.1(a) or 10.1(e) or a claim under Section 10.1(b) to the extent it relates to a breach of Section 6.4) unless and until the aggregate Losses subject to such indemnification collectively exceed $750,000 (the “Threshold”), whereupon such indemnification will be made by the Effective Time Holders with respect to the entire amount of such Losses from the first dollar and not just the amount of Losses that exceed the Threshold; provided, however, no claim for indemnification may be made by any Purchaser Indemnified Party under this Article 10, and no indemnification payment shall be owed to any Purchaser Indemnified Party under this Article 10, with respect to any Loss of less than Fifty Thousand Dollars ($50,000) (the “De Minimis Amount”) to the extent the claim for such Loss is based on any Company Materiality Qualified Provision (it being understood that any Losses resulting from a single claim or aggregated claims arising out of the same facts, events or circumstances shall be considered as one Loss for purposes of determining whether the De Minimis Amount has been satisfied and it being further understood that for any such Loss exceeding the De Minimis Amount, the applicable Purchaser Indemnified Party shall be eligible for indemnification, subject to the terms, conditions and limits of this Article 10, for the entire amount of such Loss and not just the amount of Losses that exceed the De Minimis Amount). Notwithstanding anything contained herein to the contrary, the Threshold shall not apply to the matters described in Section 10.1(a) to the extent it relates to the Company Specified Representations or Section 4.16(i) (Retention Plan) or to any amounts payable under Section 3.6(d)(ii).

(d) The Purchaser will not be obligated to indemnify the Company Indemnified Parties under Section 10.2(a), Section 10.2(b) (solely with respect to a breach of Section 6.4), or Section 10.2(d) (to the extent it relates to Section 10.2(a) or a claim under Section 10.2(b) to the extent it relates to a breach of Section 6.4) unless and until the aggregate Losses subject to such indemnification collectively exceed the Threshold, whereupon such indemnification will be made by the Effective Time Holders with respect to the entire amount of such Losses from the first dollar and not just the amount of Losses that exceed the Threshold; provided, however, no claim for indemnification may be made by any Company Indemnified Party under this Article 10, and no indemnification payment shall be owed to any Company Indemnified Party under this Article 10, with respect to any Loss of less than the De Minimis Amount to the extent the claim for such Loss is based on any Purchaser Materiality Qualified Provision (it being understood that any Losses resulting from a single claim or aggregated claims arising out of the same facts, events or circumstances shall be considered as one Loss for purposes of determining whether the De Minimis Amount has been satisfied and it being further understood that for any such Loss exceeding the De Minimis Amount, the applicable Company Indemnified Party shall be eligible for indemnification, subject to the terms, conditions and limits of this Article 10, for the entire amount of such Loss and not just the amount of Losses that exceed the De Minimis Amount). Notwithstanding anything contained herein to the contrary, the Threshold shall not apply to the matters described in Section 10.2(a) to the extent it relates to the Purchaser Specified Representations or to any amounts payable under Section 3.6(d)(i).

(e) Notwithstanding any other provision of this Agreement: (i) nothing in this Agreement will limit the Liability of a Person to another Person for his, her or its own fraud or willful and intentional misrepresentation; (ii) the indemnification amount with respect to each Loss incurred or suffered by the Purchaser Indemnified Parties or the Company Indemnified Parties, as the case may be, will be reduced by any insurance proceeds, indemnification payments, contribution payments or reimbursements that are received or receivable by such Person or any of such Person’s Affiliates in connection with such Loss or the circumstances giving rise thereto; provided that any reduction in respect of insurance proceeds received shall be offset by the net present value of any increases in premiums directly or indirectly resulting from insurance claims associated therewith; and (iii) no indemnification claim can be made under Article 10 for the amount of any Losses that were included for purposes of calculating the Closing Net Working Capital or with respect to any litigation or deferred billing-related matters for which specific adjustments have been agreed to among the Parties and specified in Schedule II. Prior to any Purchaser Indemnified Party receiving a payment or other distribution in respect of any Indemnification Demand pursuant to Section 10.1(c), the Purchaser shall cause the Surviving Corporation to promptly submit the applicable claim for indemnification, exculpation or expense reimbursement described in Section 6.17 being made by a D&O Indemnified Party (the “Applicable D&O Claim”) to the insurance carrier of the tail insurance policy described in Section 6.17(c) and to use its commercially reasonable efforts to cause such insurance carrier to accept, process and pay such claim. If, despite the use of such commercially reasonable efforts by the Surviving Corporation, such insurance carrier notifies the Surviving Corporation that it has rejected such claim or otherwise found that less than the full amount of such claim is covered by the tail insurance policy, the Purchaser shall promptly notify the Holder Representative thereof, and thereafter the Purchaser Indemnified Parties will be entitled to payment for the amount of indemnifiable Losses relating to the previously-delivered Indemnification Demand associated with the Applicable D&O Claim that were not recovered by the Surviving Corporation from such insurance carrier.

Section 10.6 No Right of Indemnification or Contribution. Except as specified in Section 10.2(b), no Effective Time Holder has any right of indemnification or contribution against any Acquired Company with respect to any breach by the Company or the Surviving Corporation of any of its representations, warranties, statements, covenants or agreements contained in this Agreement or any certificate delivered by or on behalf of the Company or the Surviving Corporation hereunder, whether by virtue of any contractual or statutory right of indemnity or otherwise, and all claims to the contrary are hereby waived and released.

Section 10.7 Exercise of Remedies by Indemnified Parties other than the Purchaser or the Holder Representative. No Purchaser Indemnified Party (other than the Purchaser or any successor or assignee of the Purchaser) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement, unless the Purchaser (or any successor or assignee of the Purchaser) consents to the assertion of the indemnification claim or the exercise of any other remedy. Subject to Section 11.6, no Effective Time Holder is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless (i) the Holder Representative consents to the assertion of the indemnification claim or the exercise of any other remedy or (ii) such Effective Time Holder is treated differently than or disproportionately to any other similarly-situated Effective Time Holder.

Section 10.8 No Setoff. Each of the Purchaser, Merger Sub and the Company acknowledges and agrees (on its own behalf and on behalf of its Affiliates) that, except as set forth in Section 10.3(g), it and its Affiliates shall have no right hereunder or pursuant to applicable Law to, and will not, offset any amounts due and owing (or to become due and owing) under this Agreement or the Escrow Agreement to any other party hereto or thereto or such party’s Affiliates against any amounts due and owing from such other party or such other party’s Affiliates under this Agreement or the Escrow Agreement.

ARTICLE 11

GENERAL PROVISIONS

Section 11.1 Holder Representative

(a) The Non-Dissenting Stockholders (by virtue of their execution of a Transmittal Letter, their approval of the principal terms of the Merger, the adoption of this Agreement, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger) and the other Effective Time Holders (by virtue of their execution of a Transmittal Letter and by the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger), (i) hereby agree to receive correspondence from the Holder Representative, including in electronic form, and (ii) shall each be deemed to have approved the designation and appointment of, and each hereby irrevocably designates and appoints, Shareholder Representative Services LLC as the Holder Representative under the terms set forth herein, and the Holder Representative hereby accepts such designation and appointment, and as such Effective Time Holder’s agent and attorney-in-fact with full power and authority to act for and on behalf of each Effective Time Holder to do all things the Holder Representative deems appropriate, necessary or convenient on behalf of the Effective Time Holders pursuant to the terms of this Agreement, the Escrow Agreement and the Holder Representative Agreement, including to give and receive notices and communications, to accept service of process on behalf of the Effective Time Holders, to enter into the Escrow Agreement and the Exchange Agent Agreement and to act on behalf of the Effective Time Holders thereunder pursuant to the powers conferred hereby, to authorize and agree to any payments under Sections 3.6, 3.7 and 3.8 and Article 9 and other applicable provisions of this Agreement, to engage counsel and such accountants and other advisors and incur such other expenses in connection with this Agreement, the Escrow Agreement, the Holder Representative Agreement, the Exchange Agent Agreement and any Transmittal Letter as the Holder Representative may in his, her or its sole discretion deem appropriate, to, after the Effective Time, take such action as the Holder Representative may in his, her or its sole discretion (but subject to Section 11.4) deem appropriate in respect of waiving any inaccuracies in the representations or warranties of the Purchaser or Merger Sub contained in this Agreement and the waiving of any obligation of the Purchaser, Merger Sub or the Surviving Corporation, to agree to, negotiate, enter into settlements and compromises of, and comply with Judgments of courts or other Governmental Authorities and awards of arbitrators, with respect to, any Claims by any Purchaser Indemnified Party against any Effective Time Holder or by any group of Effective Time Holders against any Purchaser Indemnified Party, in each case relating solely to this Agreement or the transactions contemplated by this Agreement and to take all actions that are either necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing or specifically mandated by the terms of this Agreement, the Escrow Agreement or the Holder Representative Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, or any Transmittal Letter, or other agreement between any Purchaser Indemnified Party and any Effective Time Holder, the Holder Representative shall have no power to settle, without the prior written consent of the Effective Time Holders, any Claims of any kind made by any Purchaser Indemnified Party to the extent that such settlement would result in a liability of the Effective Time Holders exceeding the amount of liability that could be satisfied solely by recourse to the remaining Escrow Shares in the Escrow Account or the amount of any setoff permitted under Section 10.3(g). In the event the Holder Representative is notified that a Purchaser Indemnified Party has made any Claim directly against a single Effective Time Holder only (other than with respect to such Effective Time Holder’s pro rata share of the Escrow Account) but not any other Effective Time Holders, the Holder Representative shall promptly notify such Effective Time Holder of such Claim and such Effective Time Holder may, upon written notice to each of the Holder Representative and the Purchaser, undertake the defense, negotiation and settlement of such Claim. Notices or communications to or from the Holder Representative constitute notice to or from each of the Effective Time Holders for all purposes under this Agreement. Subject to Sections 11.3 and 11.4, without limiting the generality of the foregoing, the Holder Representative shall have the full power and authority to interpret the provisions of, or consent to any amendment to this Agreement, the Exchange Agent Agreement and the Escrow Agreement in its capacity as Holder Representative. For purposes of clarification, nothing contained herein confers upon the Holder Representative any power or authority to unreasonably interpret the provisions of Section 11.3 or Section 11.4 on behalf of the Effective Time Holders.

(b) The Holder Representative may delegate its authority as Holder Representative to any one of the Effective Time Holders for a fixed or indeterminate period of time upon not less than 10 Business Days’ prior written notice to the Purchaser in accordance with Section 11.2; provided that such Effective Time Holder shall have executed a written joinder to this Agreement pursuant to which such transferee agrees to be bound by all of the terms of this Agreement applicable to the Holder Representative. The Effective Time Holders whose interests aggregate not less than a majority of the Merger Consideration allocable to all Effective Time Holders (the “Majority Effective Time Holders”) may, in their sole discretion, upon 30 days’ prior written notice to Purchaser, remove the Holder Representative from such position. In the event of the death, incapacity, resignation or removal of the Holder Representative, a successor Holder Representative will be elected promptly by the Majority Effective Time Holders and the Effective Time Holders will so notify the Purchaser and the Escrow Agent (so long as the value of the Escrow Fund exceeds zero (including if any Escrow Shares remain therein)). Each successor Holder Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Holder Representative, and the term “Holder Representative” as used in this Agreement includes any successor Holder Representative.

(c) Except as otherwise expressly provided for in this Agreement, the Purchaser is entitled to deal exclusively with the Holder Representative on all matters relating to Sections 3.6 and 3.7, Article 9, Article 10 and the Escrow Agreement, and is entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder by the Holder Representative, and on any other action taken or purported to be taken on behalf of any Effective Time Holder by the Holder Representative, as fully binding upon such Effective Time Holder.

(d) The Holder Representative will incur no liability of any kind to any Person for any action or inaction taken or failed to be taken, by the Holder Representative or by its agents, in connection with its services as the Holder Representative, except its or its agents’ willful misconduct or gross negligence. The Effective Time Holders will severally indemnify, defend and hold harmless the Holder Representative and its successors and assigns, on a several but not joint basis (on a pro rata basis in accordance with their Escrow Percentage Interests), from and against any and all loss, liability, damage, claim, penalty, fine, forfeiture, action, fee or expense (including the reasonable fees and expenses of outside counsel and experts and their staffs and all reasonable expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Holder Representative pursuant to the terms of this Agreement, the Escrow Agreement or the Holder Representative Agreement, in each case as such Representative Loss is incurred or suffered; provided that in the event it is finally adjudicated that a

Representative Loss or any portion thereof was primarily caused by the gross negligence or willful misconduct of the Holder Representative, the Holder Representative will reimburse the Effective Time Holders the amount of such indemnified Representative Loss attributable to such gross negligence or willful misconduct. Representative Losses shall first be paid from any proceeds remaining in the Holder Representative Fund. To the extent the Holder Representative Fund is insufficient to cover Representative Losses, and if not paid directly to the Holder Representative by the Effective Time Holders, any such Representative Losses may be recovered by the Holder Representative from (i) the amounts in the Escrow Account otherwise distributable to Effective Time Holders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Holder Representative to the Escrow Agent, or (ii) from any Earn-Out Consideration actually payable to the Effective Time Holders pursuant to written instructions delivered by the Holder Representative to Purchaser; provided that while this section allows the Holder Representative to be paid from the Escrow Account and the Earn-Out Consideration, this does not relieve the Effective Time Holders from their obligation to (if and when the Holder Representative Fund has been depleted) promptly pay such Representative Losses as such Representative Losses are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to it at law or otherwise. Nothing herein shall be deemed to require any of the Purchaser and its Affiliates (including the Acquired Companies after the Effective Time but other than any Effective Time Holders that are also Affiliates of the Purchaser) to indemnify, defend or hold harmless the Holder Representative or otherwise pay any Representative Losses.

(e) Upon the Closing, Purchaser shall wire to the Holder Representative an aggregate amount of Two Hundred Thousand dollars ($200,000) in cash as the Holder Representative Fund in accordance with Section 2.2(c)(iii), which shall be held by the Holder Representative as agent and for the benefit of the Effective Time Holders in a segregated client bank account and shall be used for the purposes of paying directly, or reimbursing the Holder Representative for, any third party expenses (including reasonable legal fees and expenses) pursuant to this Agreement, the Escrow Agreement or the Holder Representative Agreement. The Holder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Effective Time Holders shall not receive interest or other earnings on the Holder Representative Fund and the Effective Time Holders irrevocably transfer and assign to the Holder Representative any ownership right that they may have in any interest that may accrue on funds held in the Holder Representative Fund. The Effective Time Holders acknowledge that the Holder Representative is not providing any investment supervision, recommendations or advice. The Holder Representative shall have no responsibility or liability for any loss of principal of the Holder Representative Fund other than as a result of its gross negligence or willful misconduct. As soon as practicable following the later of the release in full of the Escrow Shares in the Escrow Account under the terms set forth in this Agreement and in the Escrow Agreement and the resolution of all earn-out matters, the Holder Representative shall deliver the balance of the Holder Representative Fund to the Exchange Agent for distribution to the Effective Time Holders. For tax purposes, the Holder Representative Fund shall be treated as having been received and voluntarily set aside by the Effective Time Holders at the time of Closing.

(f) Following the delivery of each Calculation Statement or Indemnification Demand, the Holder Representative and its representatives and agents shall be given all such access (including electronic access, to the extent available) as they may reasonably require to the books and records of the Surviving Corporation and access to such personnel or representatives of the Surviving Corporation and Purchaser, including the individuals responsible for preparing the Calculation Statement or for the matters that are the subject of the Indemnification Demand, as the case may be, as they may reasonably require for the purposes of resolving any disputes or responding to any matters or inquiries raised in such Calculation Statement or Indemnification Demand.

(g) This appointment and grant of power and authority by the Effective Time Holders to the Holder Representative pursuant to this Section 11.1 is coupled with an interest, is in consideration of the mutual covenants made in this Agreement, is irrevocable and may not be terminated by the act of any Effective Time Holder or by operation of Law, whether upon the death or incapacity of any Effective Time Holder, or by the occurrence of any other event.

Section 11.2 Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day), (c) received or rejected by the addressee, if sent by certified mail, return receipt requested or (d) sent by electronic email with confirmation of delivery; in each case to the following addresses, facsimile numbers or electronic mail address and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a Party may designate by notice to the other Parties):

Prior to the Effective Time, if to the Company, the Effective Time Holders or the Holder Representative:

Continuous Computing Corporation

9450 Carroll Park Drive

San Diego, California 92121

Attention: Michel Dagenais

Email: mike.dagenais@ccpu.com

Phone: (858) 882-8800

Fax: (858) 777-3388

After the Effective Time, if to the Effective Time Holders or the Holder Representative:

Shareholder Representative Services LLC

601 Montgomery Street, Suite 2020

San Francisco, CA 94111

Attention: Managing Director

Email: deals@shareholderrep.com

Phone: (415) 367-9400

Fax: (415) 962-4147

in all cases, with a copy (which will not constitute notice) to

Matthew T. Browne

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121-1909

Email: mbrowne@cooley.com

Phone: (858) 550-6045

Fax: (858) 550-6420

If to the Purchaser, the Merger Sub or (after the Effective Time) the Surviving Corporation:

RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, Oregon

Attention: Brian Bronson

Email: brian.bronson@radisys.com

Phone: (503) 615-1281

Fax: (503) 615-1114

with a copy (which will not constitute notice) to:

Amar Budarapu

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

Email: amar.budarapu@bakermckenzie.com

Phone: (214) 978-3060

Fax: (214) 965-5964

Section 11.3 Amendment. This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each Party to be bound by the amendment and that identifies itself as an amendment to this Agreement; provided, however, that after any such adoption of this Agreement by the Stockholders, no amendment shall be made which by Law requires further approval of the Stockholders without the further approval of such Stockholders. Any amendment of this Agreement signed by the Holder Representative is binding upon and effective against each Effective Time Holder regardless of whether or not such Effective Time Holder has in fact signed such amendment. After the adoption of this Agreement by the Stockholders, notwithstanding anything to the contrary, no amendment that would (i) alter the amount or kind of securities, cash, property or rights to be received in exchange for all or any of the Company Capital Stock, (ii) adversely affect the holders of any class or series of Company Capital Stock or (iii) impose any material covenant on an Effective Time Holder or any of its Affiliates (excluding any Acquired Company) not previously contemplated by this Agreement shall be effective without the written consent of the Majority Effective Time Holders, including each Effective Time Holder whose Aggregate Percentage Interest as reflected on the Merger Consideration Spreadsheet equals or exceeds 4.4%; provided that any addition, deletion or other modification of any representations, warranties or covenants applicable only to the Parties shall not by itself require the written consent of any Effective Time Holders even if such addition, deletion or other modification may indirectly, through the imposition of additional indemnification obligations or otherwise, affect the amount of the consideration payable to any Effective Time Holder, unless such addition, deletion or other modification adds to, deletes all or any part of or modifies the provisions of Section 10.4 (Survival) or Section 10.5 (Limitations on Liability). For purposes of clarification, but without limitation, the following shall be deemed a material covenant for purposes of this Section 11.3 and Section 11.4: (x) any covenant not to compete or covenant not to solicit customers, employees or suppliers, (y) any covenant to amend, extend or terminate any contractual or other relationship, or (z) any covenant to make any out-of-pocket expenditures.

Section 11.4 Waiver and Remedies. The Parties may (a) extend the time for performance of any of the obligations or other acts of any other Party, (b) waive any inaccuracies in the representations and warranties of any other Party contained in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement or (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained in this Agreement. Any such extension or waiver by any Party will be valid only if set forth in a written document that is identified as an extension or waiver and signed on behalf of the Party or Parties against whom the waiver or extension is to be effective. Any such extension or waiver signed by the Holder Representative is binding upon and effective against each Effective Time Holder regardless of whether or not such Effective Time Holder has in fact signed the extension or waiver. No extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant, agreement or condition, as the case may be, other than that which is specified in the written extension or waiver. No failure or delay by any Party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy. Except as set forth herein, any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity. After the adoption of this Agreement by the Stockholders, notwithstanding anything herein to the contrary, no waiver that would (i) alter the amount or kind of securities, cash, property or rights to be received in exchange for all or any of the Company Capital Stock, (ii) adversely affect the holders of any class or series of Company Capital Stock, or (iii) impose any material covenant on an Effective Time Holder or any of its Affiliates (excluding any Acquired Company) not previously contemplated by this Agreement shall be effective without the written consent of the Majority Effective Time Holders, including each Effective Time Holder whose Aggregate Percentage Interest as reflected on the Merger Consideration Spreadsheet equals or exceeds 4.4%; provided, however, that (i) and (ii) of this sentence shall not apply to (x) any waivers of covenants or of the conditions set forth in Article 7 or (y) any action or omission of the Holder Representative consistent with the duties and powers conferred upon the Holder Representative pursuant to this Agreement, including the provisions of Section 11.1, except in each such case as any such waiver, action or omission relates to the payment of Merger Consideration or to the Share Issuance Requirements. For purposes of clarification, the exception at the end of the foregoing sentence shall not restrict the Holder Representative’s ability (when acting within the duties or powers conferred by this Agreement) to agree to waivers, settlements, compromises and similar matters relating to Claims, including Indemnification Demands, or to determine amounts owing pursuant to Sections 3.6, 3.7, 3.8 or 3.10, Article 9 or Article 10.

Section 11.5 Entire Agreement. This Agreement (including the schedules and exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing), that certain Holder Representative Agreement by and among the Holder Representative, the Company and certain Stockholders dated as of the date hereof (the “Holder Representative Agreement”) and the Confidentiality Agreement constitute the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, or any of them, written or oral, with respect to the subject matter of this Agreement.

Section 11.6 Assignment and Successors; Third Party Rights. This Agreement binds and benefits the Parties and their respective heirs, executors, administrators, successors and assigns, except that the Company may not assign any rights under this Agreement without the prior written consent of the Purchaser. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except as set forth in Section 6.17 and except the Effective Time Holders solely with respect to (i) their right to receive payment of Merger Consideration (after, with respect to any Merger Consideration that is not deliverable at the Closing, the amount of such Merger Consideration has been fully and finally determined by the Parties in accordance with the terms of this Agreement, including with respect to any determinations and calculations under Sections 3.6, 3.7 and 3.8 and any other determinations and calculations affecting the releases and disbursements from the Escrow Fund and the amount of any Earn-Out Consideration) and to bring suit in accordance with this Article 11 for the enforcement of any such payment, and (ii) the consent rights specified in Sections 11.3 and 11.4.

Section 11.7 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision; provided that the provisions of Sections 6.5, 6.9, 8.1 and 8.3 may not be severed, as they are integral to the transactions contemplated by this Agreement, and without such provisions Purchaser would not be willing to enter into this Agreement.

Section 11.8 Exhibits and Schedules. The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement. The Company Disclosure Schedule and the Purchaser Disclosure Schedule are arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of Article 4, Article 5 and Article 7, as applicable. The disclosure in any section or paragraph of the Company Disclosure Schedule or the Purchaser Disclosure Schedule, as the case may be, qualifies other sections and paragraphs in this Agreement only to the extent it is (i) clear by appropriate cross-references that a given disclosure is applicable to such other sections and paragraphs or (ii) reasonably apparent that the disclosure contained in such section or paragraph of the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, contains enough information regarding the subject matter of other sections of the Agreement as to qualify or otherwise apply to such other sections, in which case the information disclosed shall also be deemed to be disclosed for purposes of such other sections.

Section 11.9 Interpretation. In the negotiation of this Agreement, each Party has received or has had the opportunity to receive advice from its own attorney. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any Party because that Party or its attorney drafted the provision.

Section 11.10 Governing Law. Unless any exhibit or schedule specifies a different choice of law, the internal laws of the State of Delaware (without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its exhibits and schedules and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom or related thereto.

Section 11.11 Specific Performance. The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to seek injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

Section 11.12 Jurisdiction and Service of Process. Each Party hereby irrevocably agrees that, all claims in respect of any dispute arising out of or relating to this Agreement, any Ancillary Agreement to which it is a party or any agreement or instrument contemplated hereby or thereby or entered into in connection herewith or therewith or any of the transactions contemplated hereby or thereby will be heard and determined in any Delaware state or federal court. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.2. Nothing in this Section 11.12, however, affects the right of any Party to serve legal process in any other manner permitted by Law.

Section 11.13 Waiver of Jury Trial. EACH OF THE PARTIES KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT.

Section 11.14 Expenses. Except as otherwise provided in this Agreement, each Party will pay its respective direct and indirect expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and representatives. The Purchaser and the Company shall each bear 50% of the out-of-pocket fees, costs and expenses associated with the Section 382 study contemplated by Section 6.21 (which shall be reflected in Schedule II and allocated through the determination of Closing Net Working Capital), and, with respect to the filing under the HSR Act pursuant to Section 6.3(b), the Purchaser shall each bear 100% of the fees, costs and expenses associated with this filing. All amounts relating to any financial, legal, accounting or other advisor, and all other transaction fees and expenses incurred by the Acquired Companies in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Company in full on or prior to the Closing Date or will be fully accrued as current Liabilities on the accounting records of the Acquired Companies as of the Closing Date. If this Agreement is terminated, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from any breach of this Agreement by another Party.

Section 11.15 Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each Party to the other Parties. The signatures of all Parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature(s) is as effective as signing and delivering the counterpart in person.

Section 11.16 Conflict Waiver. Each of the Parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Subsidiaries that the Company is the client of Cooley LLP (the “Firm”), and not any of its individual Effective Time Holders. After the Closing, it is possible that the Firm will represent the Effective Time Holders, the Holder Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with (a) the transactions contemplated herein, in the Holder Representative Agreement or in the Escrow Agreement, or (b) the Escrow Account and any claims made thereunder pursuant to this Agreement or the Escrow Agreement. Purchaser and the Company hereby agree that the Firm (or any successor) may represent the Seller Group in the future in connection with (i) matters that may arise under this Agreement, the Holder Representative Agreement or the Escrow Agreement or (ii) the administration of the Escrow Account and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. The Firm (or any successor) may serve as counsel to all or a portion of the Seller

Group or any director, member, partner, officer, employee, representative, or Affiliate of the Seller Group in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Holder Representative Agreement, the Escrow Agreement, or the transactions contemplated by this Agreement, the Holder Representative Agreement, or the Escrow Agreement. Each of the Parties consents thereto, and waives any conflict of interest arising therefrom, and each such Party shall cause any Subsidiary thereof to consent to waive any conflict of interest arising from such representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in this connection.

(Signature page follows)

The Parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

RADISYS CORPORATION

By:	/s/ Brian Bronson

Name:	Brian Bronson
Title:	Chief Financial Officer

RADISYS HOLDINGS, INC.

By:	/s/ Brian Bronson

Name:	Brian Bronson
Title:	Director

CONTINUOUS COMPUTING CORPORATION

By:	/s/ Michel Dagenais

Name:	Michel Dagenais
Title:	President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

Solely in its capacity as the Holder Representative

By:	/s/ Paul Koenig

Name:	Paul Koenig
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]